**2023**

# Annual Report



**HCI Group, Inc.**

www.hcigroup.com



# About HCI Group, Inc.

HCI Group, Inc. owns subsidiaries engaged in diverse, yet complementary business activities, including homeowners insurance, information technology services, insurance management, real estate, and reinsurance. HCI's leading insurance operation, TypTap Insurance Company, is a technology-driven homeowners insurance company. TypTap's operations are powered in large part by insurance-related information technology developed by HCI's software subsidiary, Exzeo USA, Inc. HCI's largest subsidiary, Homeowners Choice Property & Casualty Insurance Company, Inc., provides homeowners insurance primarily in Florida. HCI's real estate subsidiary, Greenleaf Capital, LLC, owns and operates multiple properties in Florida, including office buildings, retail centers and marinas.

The company's common shares trade on the New York Stock Exchange under the ticker symbol "HCI" and are included in the Russell 2000 and S&P SmallCap 600 Index. HCI Group, Inc. regularly publishes financial and other information in the Investor Information section of the company's website. For more information about HCI Group and its subsidiaries, visit www.hcigroup.com.





*"In 2023, we reached several important milestones, with each of our business divisions contributing to the positive result. We made great progress during the year, and we will continue to execute on our proven track record of creating long-term value for our shareholders."*

*— Paresh Patel,*
*Chairman & Chief Executive Officer*



Dear Fellow Shareholders,

In 2023, we made significant progress on key initiatives which resulted in HCI reaching several important milestones during the year. We brought more choice to consumers in Florida and delivered strong returns to our shareholders. Collectively, our actions across business divisions resulted in a dramatic improvement in pre-tax income to over $117 million in 2023.

At Homeowners Choice, pre-tax income totaled over $106 million and in-force premiums reached approximately $620 million at the end of 2023, which is the largest it's ever been. The company continues to be profitable and has sustained strong retention ratios.

The promise of insurtech was always to use technology to get a better underwriting result. What we have seen unfold over the past few years is that most insurtechs have struggled to reach profitability. TypTap, on the other hand, continues to demonstrate that the promise of insurtech is possible. TypTap showed steady improvement throughout the year and reported GAAP profitability in all four quarters of 2023.

At Greenleaf, our real estate subsidiary, we sold two real estate properties during the year for a $8.9 million gain. We see significant upside in Greenleaf, which owns attractive commercial real estate assets in Florida. We will continue to execute on our strategy of identifying undervalued assets and harvesting gains when appropriate.

HCI reported another year of strong net investment income at over $45 million driven by a favorable interest rate environment. HCI ended the year with over $1 billion in total invested assets, with the majority in fixed income investments and cash and cash equivalents. We maintained a conservative investment strategy and we kept a shorter duration portfolio to maximize the yield on our investments.

Our results this year were possible because of the investments we've made at Exzeo, our technology subsidiary. We've built a technology ecosystem that both of our insurance divisions, Homeowners Choice and TypTap, continue to utilize to curate highly profitable underwriting portfolios. And what we've learned is that the power of our technology ecosystem is scalable. For example, during the year we leveraged our technology ecosystem to successfully launch Condo Owners Reciprocal Exchange or CORE. We were able to take CORE from a concept to a fully licensed and operating insurance carrier in a matter of months. And today, in a difficult commercial residential insurance market, CORE is actively insuring a portfolio of policies in Florida.

We are also proud to be able to leverage our technology and provide policyholders with a private market insurance solution in a difficult Florida homeowners market. In 2023, we assumed approximately 60,000 policies from Citizens Property Insurance Corporation, Florida's state-backed insurance company. HCI was able to add these policies at premium levels that were largely commensurate with and in some cases below Citizens' rates. In total, we assumed over $226 million of in-force premium from Citizens, which resulted in HCI exceeding $1 billion of in-force premium for the first time in our history.

In closing, we are proud of our execution and financial achievements in 2023. We made great progress, but we aren't done yet. We enter 2024 ready to build on this momentum and execute on the significant opportunity in front of us to create long-term value for our shareholders.

Sincerely,

**Paresh Patel**
Chairman & CEO

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

# Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission File Number 001-34126**

# HCI Group, Inc.
**(Exact name of Registrant as specified in its charter)**

| | |
|---|---|
| **Florida** | **20-5961396** |
| **(State of Incorporation)** | **(IRS Employer Identification No.)** |

**3802 Coconut Palm Drive**
**Tampa, FL 33619**
**(Address, including zip code, of principal executive offices)**
**(813) 849-9500**
**(Registrant's telephone number, including area code)**
**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Trading Symbol | Name of Each Exchange on Which Registered |
|---|---|---|
| Common Shares, no par value | HCI | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer ☐ | | Accelerated filer | ☒ |
| Non-accelerated filer ☐ | | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   Yes ☒   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2023, computed by reference to the price at which the common stock was last sold on June 30, 2023, was $419,575,031.

The number of shares outstanding of the registrant's common stock, no par value, on March 1, 2024 was 9,979,720.

**DOCUMENTS INCORPORATED BY REFERENCE**

The information required by Part III of this Form 10-K is incorporated by reference from the registrant's definitive proxy statement which will be filed not later than 120 days after the end of the fiscal year covered by this Form 10-K.

## HCI GROUP, INC. AND SUBSIDIARIES

## TABLE OF CONTENTS

|  |  | Page |
|---|---|---:|
| **PART I:** | | |
| **Item 1** | **Business** | **2-10** |
| **Item 1A** | **Risk Factors** | **10-22** |
| **Item 1B** | **Unresolved Staff Comments** | **22** |
| **Item 1C** | **Cybersecurity** | **23-24** |
| **Item 2** | **Properties** | **24** |
| **Item 3** | **Legal Proceedings** | **25** |
| **Item 4** | **Mine Safety Disclosures** | **25** |
| **PART II:** | | |
| **Item 5** | **Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities** | **26-27** |
| **Item 6** | **Reserved** | **27** |
| **Item 7** | **Management's Discussion and Analysis of Financial Condition and Results of Operations** | **28-40** |
| **Item 7A** | **Quantitative and Qualitative Disclosures About Market Risk** | **41-42** |
| **Item 8** | **Financial Statements and Supplementary Data** | **43-125** |
| **Item 9** | **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure** | **126** |
| **Item 9A** | **Controls and Procedures** | **126** |
| **Item 9B** | **Other Information** | **127** |
| **Item 9C** | **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections** | **127** |
| **PART III:** | | |
| **Item 10** | **Directors, Executive Officers and Corporate Governance** | **128** |
| **Item 11** | **Executive Compensation** | **128** |
| **Item 12** | **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters** | **128** |
| **Item 13** | **Certain Relationships and Related Transactions, and Director Independence** | **128** |
| **Item 14** | **Principal Accountant Fees and Services** | **128** |
| **PART IV:** | | |
| **Item 15** | **Exhibit and Financial Statement Schedules** | **130-136** |
| **Signatures** | | **137** |
| **Certifications** | | |

**PART I**

**ITEM 1 – *Business***

*General*

      Incorporated in 2006, HCI Group, Inc. is a Florida-based company that, through its subsidiaries, is engaged in property and casualty insurance, information technology services, insurance management, real estate and reinsurance. References to "we," "our," "us," "the Company," or "HCI" in this Form 10-K generally refer to HCI Group, Inc. and its subsidiaries. Our principal executive offices are located at 3802 Coconut Palm Drive, Tampa, Florida 33619, and our telephone number is (813) 849-9500.

      During the fourth quarter of 2023, Core Risk Managers, LLC ("CRM"), a wholly owned subsidiary of HCI, entered into an attorney-in-fact ("AIF") agreement with Condo Owners Reciprocal Exchange ("CORE"). Under the AIF agreement, CRM is responsible for conducting daily operations on behalf of CORE. Although we do not have any equity interest in CORE, CORE's operating results will be regularly reviewed by us.

      As such, we now manage our operations in the following organizational segments, based on managerial emphasis and evaluation of financial and operating performances:

a) HCPCI Insurance Operations

- *Property and casualty insurance*
- *Reinsurance and other auxiliary operations*

b) TypTap Group

- *Property and casualty insurance*
- *Information technology*

c) CORE Insurance Operations

d) Real Estate Operations

e) Other Operations

- *Holding company operations*

*HCPCI Insurance Operations*

*Property and Casualty Insurance*

      Homeowners Choice Property & Casualty Insurance Company, Inc. ("HCPCI") was incorporated and began operations in 2007. HCPCI provides various forms of residential insurance products such as homeowners insurance, fire insurance, flood insurance and wind-only insurance to homeowners, condominium owners and tenants for properties primarily located in Florida and in various states outside of Florida. Due to the reduced availability and affordability of flood reinsurance coverage, HCPCI ceased to offer flood insurance policies in Florida during 2023. Gross earned premiums from such policies comprised less than 1% of total HCPCI gross premiums earned during 2022.

      HCPCI began operations by participating in a "take-out program" through which we assumed insurance policies issued by Citizens Property Insurance Corporation ("Citizens"), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the State's risk exposure by encouraging private companies to assume policies from Citizens. We selectively pursue additional assumption transactions with Citizens when opportunities arise. In 2023, HCPCI assumed approximately 53,400 policies from Citizens, representing $196.8 million in annualized gross premiums written.

As an established carrier, HCPCI has also accepted the transfer or assumption of policies from other insurance companies in Florida or any states in which it operates. For example, in 2011 we accepted approximately 70,000 homeowners' insurance policies representing $106 million in written premium from a carrier placed into receivership, approximately 43,000 homeowners' insurance policies representing $69 million of annualized premium in April 2020 from a ratings-downgraded carrier that ceased conducting business, and approximately 6,000 homeowners' insurance policies representing $20 million of annualized gross written premium from a carrier liquidated in August 2021.

In 2021, HCPCI assumed personal lines insurance business in the states of Connecticut, New Jersey, Massachusetts, and Rhode Island (collectively "Northeast Region") from United Property & Casualty Insurance Company, an insurance subsidiary of United Insurance Holdings Corporation ("United"). HCPCI began renewing and/or replacing United policies in two states of the Northeast Region in December 2021, a third state in January 2022, and the fourth state in April 2022. In 2022, HCPCI assumed personal lines insurance business in the states of Georgia, North Carolina, and South Carolina (collectively "Southeast Region") from United. HCPCI began renewing United policies in South Carolina in September 2022. HCPCI is authorized to write residential property and casualty insurance in the states of Arkansas, California, Connecticut, Florida, Maryland, Massachusetts, New Jersey, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina and Texas. Written premium generated by HCPCI in states other than Florida during 2023, including from assumed business, totaled approximately $80.8 million.

### *Reinsurance and other auxiliary operations*

We have a Bermuda domiciled wholly owned reinsurance subsidiary, Claddaugh Casualty Insurance Company Ltd ("Claddaugh"). We selectively retain risk in Claddaugh, reducing the cost of third party reinsurance. Claddaugh fully collateralizes its exposure to HCPCI and TypTap Insurance Company ("TypTap") by depositing funds into a trust account. Claddaugh may mitigate a portion of its risk through retrocession contracts, however Claddaugh did not enter into any retrocession contracts for the 2022-2023 treaty year. Currently, Claddaugh does not provide reinsurance to non-affiliates. Other auxiliary operations also include claim adjusting and processing services.

For the years ended December 31, 2023, 2022 and 2021, revenues from HCPCI insurance operations before intracompany elimination represented 63.8%, 66.1% and 74.6%, respectively, of total revenues of all operating segments. At December 31, 2023 and 2022, HCPCI insurance operations' total assets represented 55.3% and 53.4%, respectively, of the combined assets of all operating segments. See Note 17 — "Segment Information" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

### *TypTap Group*

TypTap Insurance Group, Inc. ("TTIG"), our majority-owned subsidiary, currently has four subsidiaries: TypTap, TypTap Management Company, Exzeo USA, Inc., and Cypress Tech Development Company which also owns Exzeo Software Private Limited, a subsidiary domiciled in India. TTIG is primarily engaged in the property and casualty insurance business, focusing on standalone flood and homeowners multi-peril policies. TTIG uses internally developed software technologies to drive efficiency in claim processing and claims settlements, identify profitable underwriting opportunities, generate savings and streamline operations across its insurance operations. In addition, software is also used to analyze potential and current properties based on statistical models for catastrophic events, allowing us to pursue the optimal candidates for insurance coverage.

In November 2021, we first announced our intention to list TTIG's common shares on a major U.S. stock exchange through a planned initial public offering to raise additional capital to fund its growth plan. In January 2022, we announced our postponement of TTIG's initial public offering due to market conditions not favorable to its success and realization of true value. However, we remain committed to our plan to list TTIG's common shares on a major U.S. stock exchange.

***Property and Casualty Insurance***

TypTap, TTIG's insurance subsidiary, was incorporated in 2015 and began operations in 2016 and has been the primary source of our organic growth in gross written premium since then. Gross written premium consists of the sum of direct premiums written and assumed premiums written. In its first year of operation in 2016, gross written premium was $2.5 million and by 2023 it has grown to $363.6 million. Since TypTap began applying for approval to offer homeowners coverage in states outside of Florida in October 2020, TypTap has received approvals from 31 states. Written premiums generated by TypTap in states other than Florida during 2023, including from assumed business, totaled approximately $87.3 million. TypTap has been successful in using internally developed proprietary technology to underwrite, select and write policies efficiently.

In addition to the expansion in TypTap business, we also expect continued growth from the policies assigned to TypTap in connection with the aforementioned assumed personal lines insurance business in the Northeast and Southeast Regions from United. TypTap began renewing and/or replacing United policies in two states of the Northeast Region in December 2021, a third state in January 2022, and the fourth state in April 2022. In June 2022, TypTap assumed personal lines insurance business in the Southeast Region from United and simultaneously began renewing United policies in South Carolina. TypTap began renewing and/or replacing United policies in Georgia in October 2022. In December 2022, TypTap began renewing United policies in North Carolina. TypTap assumed approximately 6,700 policies from Citizens in 2023 and approximately 9,470 policies in 2024, representing approximately $77.6 million of annualized gross premiums written in aggregate.

TypTap ceased to offer flood insurance products during 2023 due to the reduced availability and affordability of flood reinsurance coverage. Gross earned premiums from such policies comprised less than 5% of total TypTap gross premiums earned during 2022.

***CORE Insurance Operations***

CORE, a reciprocal insurance exchange organized in November 2023 to offer commercial residential multiple peril insurance products, is owned by its policyholders, referred to as subscribers, who gain ownership by buying an insurance policy. The subscribers then assume one another's risks by exchanging insurance contracts, so they are both the insurers and the insureds. The daily operations of CORE are directly or indirectly conducted by CRM, an AIF company. Such daily operations include general administration, marketing, underwriting, accounting, policy administration, claim adjusting, and information technology. CRM is permitted to outsource any of these services to other HCI subsidiaries. See Note 16 — "Variable Interest Entity" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

***Information Technology***

Our information technology operations include a team of experienced software developers with extensive knowledge in designing and creating web-based applications. The operations, which are located in Tampa, Florida and Noida, India, are focused on developing cloud-based, innovative products and services that support in-house operations as well as our third-party relationships with our agency partners and claim vendors. Products created thus far have been solely for use by the Company's insurance-related subsidiaries.

*SAMS<sup>TM</sup>*

*SAMS* is an online policy administration platform used by HCPCI. *SAMS* processes the full life cycle of a policy from policy quoting and issuance to agency management, cash receipts/disbursements, claims reserving and claim payments.

*Harmony<sup>TM</sup>*

*Harmony* is the next generation policy administration platform used by both HCPCI and TypTap. The innovative *Harmony* system easily supports multiple companies and their products. In addition to supporting the full life cycle of a policy, *Harmony* also provides advanced underwriting capabilities as well as a simplified user experience for quoting and binding.

### *ClaimColony™*

*ClaimColony* is an end-to-end claims management platform used by insurance companies, third-party administrators, independent adjusters and insurance litigation services. Its unique capabilities include customizable workflows, real-time reporting, vendor management, and the ability to efficiently handle high claim volume. *ClaimColony* supports the entire claim lifecycle and also provides accounting and bookkeeping support as well as rich integration capabilities with policy administration systems such as *SAMS* and *Harmony*.

### *AtlasViewer®*

*AtlasViewer* is a mapping and data visualization platform. *AtlasViewer* allows users to map location-based data from multiple sources for a customized view of their data. The unique multilayered analysis improves decision making by providing unique insights into the data. Users can also securely share their maps and data with others, making the information instantly available to all invited users.

For the years ended December 31, 2023, 2022 and 2021, revenues from TypTap Group before intracompany elimination represented 34.5%, 29.9% and 22.7%, respectively, of total revenues of all operating segments. At December 31, 2023 and 2022, TypTap Group's total assets represented 33.6% and 37.9%, respectively, of the combined assets of all operating segments. See Note 17 — "Segment Information" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

### Shared Support Services

HCPCI's and TypTap's operations are supported by HCI Group, Inc. and certain HCI subsidiaries. Such operational support services consist of general administration, marketing, underwriting, accounting, policy administration, claim adjusting, and information technology. In particular, we leverage our internally developed software technologies to drive efficiency in claim process and claims settlement, identify underwriting profitability, and improve satisfaction of our policyholders and agents within our insurance business.

### Nature of Our Business

The nature of our business is to cover losses that may arise from, among other things, hurricanes and other catastrophic events such as tornadoes, floods and winter storms. The occurrence of any such catastrophes could have a significant adverse effect on our business, results of operations, and financial condition. To mitigate the risk associated with catastrophic events, we purchase reinsurance from other large insurance companies. Even without catastrophic events, we may incur losses and loss adjustment expenses that deviate substantially from our estimates and that may exceed our reserves, in which case our net income and capital would decrease. Our operating and growth strategies may also be impacted by regulation of our business by the State of Florida and other states in which we may operate. For example, insurance regulators must approve our policy forms and premium rates as well as monitor our compliance with financial and regulatory requirements. See Item 1A, "Risk Factors," below.

### Business Strategy

We operate in highly competitive markets where we face competition from national, regional and residual market insurance companies and, in the case of flood insurance, a program backed by the U.S. government. We may also face competition from new entrants in our markets, and such entrants may create pricing pressure that could lead to overall premium reductions.

Our competitive strategies focus on the following key areas:

- Exceptional service – We are committed to maintaining superior service to our policyholders and agents.

- Claims settlement practices – We focus on fair and timely settlement of policyholder claims.

- Disciplined underwriting – We analyze exposures and utilize available underwriting data to ensure policies meet our selective criteria.

- New product offerings – We may cross-sell additional insurance products to our existing policyholders in order to broaden our lines of business and product mix or identify other lines of insurance to offer.

- Effective and efficient use of technology – We strive to add or improve technology that can effectively and efficiently enhance service to our policyholders and agents. For instance, we use our internally developed application, *ClaimColony<sup>TM</sup>*, to increase the efficiency of our claims processing and settlement.

- Geographical expansion – We continue to pursue opportunities to further expand our business within the state of Florida and in other states to increase overall geographic diversification. HCPCI and TypTap currently have regulatory approvals to underwrite residential property and casualty insurance in various states.

- Distribution channel – We continue to improve our relationship with independent agents through collaboration and implementation of technologies that facilitate independent agents in finding the right insurance policies for their clients. In fact, this agency relationship is very essential to the organic growth of TypTap.

*Seasonality of Our Business*

Our insurance business is seasonal. Hurricanes and tropical storms affecting Florida, our primary market, and other southeastern states typically occur during the period from June 1st through November 30th of each year. Winter storms in the northeast usually occur during the period between December 1st and March 31st of each year. In addition, our reinsurance contracts are generally effective June 1st of each year, and any variation in the cost of our reinsurance, whether due to changes in reinsurance rates, coverage levels or changes in the total insured value of our policy base, will be reflected in our financial results beginning June 1st of each year.

*Government Regulation*

We are subject to the laws and regulations in any state in which we conduct our insurance business. The regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders as opposed to the interests of shareholders. Such regulations relate to a wide variety of financial and non-financial matters including:

- authorized lines of business;
- capital and surplus requirements;
- approval of allowable rates and forms;
- approval of reinsurance contracts;
- investment parameters;
- underwriting limitations;
- transactions with affiliates;
- dividend limitations;

- changes in control; and

- market conduct.

Our failure to comply with certain provisions of applicable insurance laws and regulations could have a material, adverse effect on our business, results of operations or financial condition.

### *State Licensure and Approval*

All states require licensure and regulatory approval prior to the marketing of insurance products. Typically, licensure review is comprehensive and includes a review of a company's business plan, solvency, reinsurance, rates, and forms, the character of its officers and directors and other of its financial and non-financial aspects. The regulatory authorities may prevent entry into a new market by not granting a license. In addition, regulatory authorities may preclude or delay our entry into markets by disapproving or withholding approval of our product filings.

### *Statutory Reporting and Examination*

All insurance companies must file quarterly and annual statements with certain regulatory agencies in any state in which they are licensed to transact business and are subject to regular and special examinations by those agencies. The National Association of Insurance Commissioners mandates that all insurance companies be examined a minimum of once every five years. However, the Florida Department of Financial Services, Office of Insurance Regulation ("FLOIR") has the authority to conduct an examination whenever it is deemed appropriate. As of the date of issuance of this report, the FLOIR is conducting a financial examination of HCPCI and TypTap for the year ended December 31, 2023.

### *Liability for Losses and Loss Adjustment Expenses*

Our liability for losses and loss adjustment expenses represents our estimate of the total cost of (i) claims that have been incurred, but not yet paid ("case reserves"), (ii) losses that have been "incurred but not yet reported" ("IBNR"), and (iii) loss adjustment expenses ("LAE") which are intended to cover the ultimate cost of adjusting, investigating and settling claims, including investigation and defense of lawsuits resulting from such claims. We base our estimates on various assumptions and actuarial data we believe to be reasonable under the circumstances. The process of estimating the liability is inherently subjective and is influenced by many variables such as past loss experience, current claim trends and the prevailing social, economic and legal environments.

Significant time can elapse between the occurrence of an insured loss, the reporting of the loss to us and our payment of that loss. Our liability for losses and LAE, which we believe represents the best estimate at a given point in time based on facts, circumstances and historical trends then known, may necessarily be adjusted to reflect additional facts that become available during the loss settlement period.

For a discussion and summary of the activity in the liability for losses and LAE for the years ended December 31, 2023, 2022 and 2021, see Note 15 — "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

### *Loss Development*

Our liability for losses and LAE represents estimated costs ultimately required to settle all claims for a given period. See Note 15 — "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K for the net incurred and paid loss development tables for the years 2014 through 2023 and their reconciliation to the estimated liability for losses and LAE as of December 31, 2023.

### Real Estate Operations

Our real estate operations consist of multiple properties we own and operate for investment purposes and also properties we own and use for our own operations.

#### Properties Used in Operations

Our real estate used in operations consists of an office building located in the Sabal Palms Industrial Park in Tampa, Florida with gross area of 63,880 square feet, our insurance operations site with gross area of approximately 16,000 square feet in Ocala, Florida, as well as an office building located in the Westshore district of Tampa, Florida with a gross area of 71,177 square feet. The Ocala location, in addition to day-to-day operational use, serves as our alternative site in the event we experience any significant disruption at our Tampa offices.

#### Investment Properties

Our portfolio of investment properties includes two waterfront properties consisting of a total of 17.1 acres and a five-acre submerged land lease. One waterfront property contains a building structure that we currently lease to Crabby Bill's restaurant and a marina while the second houses retail space and a marina with high and dry storage. We acquired the restaurant and marina operations in connection with our purchase of the waterfront properties and we continue to operate two marinas to enhance the property values. The table below sets forth information concerning our investment properties.

| Description/Location | Year Acquired | Net Rentable Space (SF) | Anchor Tenant |
|---|---|---|---|
| Waterfront property Tierra Verde, Florida | 2011 | 22,548 | Tierra Verde Marina (a) |
| Waterfront property Treasure Island, Florida | 2012 | 12,790 | Crabby's On The Pass restaurant |
| Retail shopping center Riverview, Florida | 2018 | 8,400 | Thorntons, LLC |
| Retail shopping center Clearwater, Florida | 2018 | 54,341 | ALDI supermarket |
| Vacant land Tampa, Florida | 2018 | (b) | (b) |
| Vacant land Haines City, Florida | 2023 | (b) | (b) |
| Office building Tampa, Florida | 2023 | (b) | (b) |

(a) Affiliate.
(b) Not applicable.

#### Other Real Estate Investments

Melbourne FMA, LLC, our wholly owned subsidiary, had a 90% interest in a joint venture company which was dissolved in December 2022. See *d) Investment in Unconsolidated Joint Venture* in Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K for additional information.

### Other Operations

### Holding company operations

Activities of our holding company, HCI Group, Inc., plus other companies that do not meet the quantitative and qualitative thresholds for a reportable segment comprise the operations of this segment.

## Financial Highlights

The following table summarizes our financial performance during the years ended December 31, 2023, 2022 and 2021:

(Amounts in millions except per share amounts)

|  | 2023 | 2022 | 2021 |
|---|---|---|---|
| **For the year ended December 31:** | | | |
| Net premiums earned | $ 495.9 | $ 463.6 | $ 377.3 |
| Total revenue | $ 550.7 | $ 499.6 | $ 407.9 |
| Losses and loss adjustment expenses | $ 254.6 | $ 371.5 | $ 227.5 |
| Income (loss) before income taxes | $ 117.7 | $ (68.4) | $ 11.2 |
| Net income (loss) | $ 89.3 | $ (54.6) | $ 7.2 |
| Net income (loss) after noncontrolling interests | $ 79.0 | $ (58.5) | $ 1.9 |
| Earnings (loss) per share: | | | |
|    Basic | $ 9.13 | $ (6.24) | $ 0.23 |
|    Diluted | $ 7.62 | $ (6.24) | $ 0.21 |
| Dividends per share | $ 1.60 | $ 1.60 | $ 1.60 |
| Net cash provided by operating activities | $ 230.7 | $ — | $ 96.5 |
| Cash dividends paid on common stock* | $ 13.7 | $ 15.2 | $ 13.8 |
| **At December 31:** | | | |
| Total investments | $ 520.3 | $ 615.6 | $ 196.7 |
| Cash and cash equivalents | $ 536.5 | $ 234.9 | $ 628.9 |
| Total assets | $1,811.3 | $1,803.3 | $1,176.9 |
| Total liabilities | $1,388.0 | $1,548.5 | $ 762.4 |
| Redeemable noncontrolling interest | $ 96.2 | $ 93.6 | $ 90.0 |
| Total equity | $ 327.2 | $ 161.3 | $ 324.5 |
| Common shares outstanding (in millions) | 9.7 | 8.6 | 10.1 |

\* Net of cash dividends received under share repurchase forward contract.

## Environmental Matters

As a property owner, we are subject to regulations under various federal, state, and local laws concerning the environment, including laws addressing the discharge of pollutants into the air and water and the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites.

## Work Environment

We adhere to a harassment prevention policy which details how to report and respond to harassment issues and prohibits any form of retaliation. This includes mandatory harassment prevention training for all employees.

We are committed to paying a living wage to all of our full-time employees. We offer competitive benefits to our employees including options for health coverage and short-term and long-term disability insurance at no cost to the employee. We also award restricted stock to employees to align their interests with stockholder interests.

Additionally, our Bravo program allows employees to earn paid time off as well as cash bonuses for engaging in charitable causes, continued education and professional development activities.

*Diversity*

We value a diverse and inclusive work environment and accordingly our workforce consists of men and women of many races, religions, and national origins. We forbid any form of discrimination based upon race, gender, religion, or ethnicity.

Our Board is highly diverse in terms of gender, ethnicity, culture, education and business backgrounds, and our U.S.-based workforce is 62% female and approximately 42% non-white.

*Employees*

As of February 17, 2024, we employed a total of 547 full-time individuals. In addition, we employed 12 employees through a professional employer organization.

*Available Information*

We file annual, quarterly, and current reports with the U.S. Securities and Exchange Commission ("SEC"). These filings are accessible free of charge on our website, www.hcigroup.com (click "SEC filings" at the "Investor Information" tab), as soon as reasonably practicable after they have been electronically filed with or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, which can be accessed via the SEC's website at www.sec.gov.

**ITEM 1A – *Risk Factors***

Our business is subject to a number of risks, including those described below, which could have a material effect on our results of operations, financial condition or liquidity and could cause our operating results to vary significantly from period to period.

*Business and operational risks*

***Our historical revenue growth was derived primarily through policy assumptions and acquisitions. We cannot guarantee that future policy assumptions and acquisitions will be available to the extent they have in the past.***

A substantial portion of our historical revenue has been generated from policies assumed from Citizens and other insurance companies, our acquisition of policies from several Florida insurance companies and subsequent renewals of these policies. Our ability to grow our premium base may depend upon the availability of future policy assumptions and acquisitions upon acceptable terms. We cannot provide assurance that such opportunities will arise in the future.

***Although we have begun providing insurance services in other states, our insurance business is primarily in Florida. Thus, any catastrophic event or other condition affecting losses in Florida could adversely affect our financial condition and results of operations.***

Any catastrophic event, a destructive weather pattern, a general economic trend, regulatory developments or other conditions specifically affecting the state of Florida could have a disproportionately adverse impact on our business, financial condition, and results of operations. While we actively manage our exposure to catastrophic events through our underwriting process and the purchase of reinsurance, the fact that our business is concentrated in the state of Florida subjects it to increased exposure to certain catastrophic events and destructive weather patterns such as hurricanes, tropical storms, and tornadoes. Changes in the prevailing regulatory, legal, economic, political, demographic and competitive environment, and other conditions in the state of Florida could also make it less attractive for us to do business in Florida and would have a more pronounced effect on our business than it would on other insurance companies that are more geographically diversified. Since our business is concentrated in this manner, the occurrence of one or more catastrophic events or other conditions affecting losses in the state of Florida could have an adverse effect on our business, financial condition, and/or results of operations.

***Our results may fluctuate based on many factors including cyclical changes in the insurance industry.***

The insurance industry historically has been cyclical, characterized by periods of intense price competition due to excessive underwriting capacity, as well as periods when shortages of capacity permitted an increase in pricing and, thus, more favorable underwriting profits. As premium levels increase, there may be new entrants to the market, which could subsequently lead to a decrease in premium levels. Any of these factors could lead to a significant reduction in premium rates in future periods, less favorable policy terms and fewer opportunities to underwrite insurance risks, which could have a material, adverse effect on our results of operations and cash flows. In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance business significantly.

We cannot predict whether market conditions will improve, remain constant or deteriorate. Negative market conditions may impair our ability to write insurance at rates that we consider appropriate relative to the risk assumed. If we cannot write insurance at appropriate rates, our business would be materially and adversely affected.

***We rely on highly skilled and experienced personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, our business may be seriously harmed. In addition, the loss of our chief executive officer or other key senior management personnel could harm our business and future prospects.***

Our performance largely depends on the talents and efforts of highly-skilled and experienced individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled and experienced personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to maintain or implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other insurance or technology businesses may seek to hire our employees. We cannot assure you that we will provide adequate incentives to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business may be seriously harmed.

Our operations are highly dependent on the efforts of our senior executive officers, particularly our chief executive officer, Paresh Patel, as well as our chief financial officer, Mark Harmsworth, and the President of our Real Estate Division, Anthony Saravanos. The loss of their leadership, industry knowledge and experience could negatively impact our operations. However, we have management succession plans to lessen any such negative impact. We maintain key-man life insurance on Mr. Patel although such policy may be insufficient to cover the damage resulting from the loss of Mr. Patel's services.

***Our information technology systems may fail or be disrupted, which could adversely affect our business.***

Our insurance business is highly dependent upon the successful and uninterrupted functioning of our computer and data processing systems. We rely on these systems to perform underwriting and other modeling functions necessary for writing business, as well as to handle our policy administration process (i.e., the printing and mailing of our policies, endorsements, renewal notices, etc.). The failure or disruption of these systems could interrupt our operations and result in a material, adverse effect on our business.

The growth of our insurance business is dependent upon the successful development and implementation of advanced computer and data processing systems as well as the development and deployment of new information technologies to streamline our operations, including policy underwriting, production and administration and claim processing. The failure of these systems to function as planned could slow our growth and adversely affect our future business volume and results of operations. Additionally, our computer and data processing systems could become obsolete or could cease to provide a competitive advantage in policy underwriting, production and administration and claim processing which could negatively affect our future results of operations.

We conduct our business primarily from offices located in Tampa, Florida where tropical storms could damage our facilities or interrupt our power supply. We currently provide a hybrid work from home strategy for a majority of our workforce. This availability is provided through our highly available redundant cloud infrastructure. The loss or significant impairment of functionality in these facilities for any reason could have a material, adverse effect on our business. We believe this hybrid work strategy and redundant cloud infrastructure provides sufficient redundancies to replace our facilities if functionality is impaired. We contract with a third-party vendor to maintain complete daily backups of our systems, which are stored at the vendor's facility in Atlanta, Georgia. We additionally use industry leading Internet cloud infrastructure providers to host some of our data processing systems. These cloud providers ensure redundancy across geographic regions with additional daily system backups. Access to these databases and hosted environments is strictly controlled and limited to authorized personnel. In the event of a disaster causing a complete loss of functionality at our Tampa locations, we plan to use our alternative office in Ocala, Florida temporarily to continue our operations.

***Increased competition, competitive pressures, industry developments, and market conditions could affect the growth of our business and adversely impact our financial results.***

The property and casualty insurance industry is cyclical and highly competitive. We compete not only with other stock companies but also with mutual companies, other underwriting organizations and alternative risk-sharing mechanisms. Our principal lines of business are written by numerous other insurance companies. Competition for any one account may come from very large, well-established national companies, smaller regional companies, other specialty insurers in our field, and new entrants to the market. Many of these competitors have greater financial resources, larger agency networks and greater name recognition than our company. Additionally, our competitors may merge or acquire one another and further increase their combined financial resources and agency networks. We compete for business not only on the basis of price, but also on the basis of financial strength, types of coverage offered, availability of coverage desired by customers, commission structure, and quality of service. We may have difficulty continuing to compete successfully on any of these bases in the future. Competitive pressures coupled with market conditions may affect our rate of premium growth and financial results.

HCPCI and TypTap have each obtained a Demotech rating of "A Exceptional," which is accepted by major mortgage companies operating in the state of Florida and many other states. Mortgage companies may require homeowners to obtain property insurance from an insurance company with an acceptable A.M. Best rating, which we do not currently have. Such a requirement could prevent us from expanding our business unless we obtain such rating, which may in turn limit our ability to compete with large, national insurance companies and certain regional insurance companies. A downgrade or loss of our Demotech rating could result in a substantial loss of business in the event insureds move their business to insurers with a sufficient financial strength rating. A credit rating downgrade could also result in a significant reduction in the number of policies that our agency networks can sell.

There are inherent limitations and risks related to our projections and our estimates of claims and loss reserves. If our actual losses exceed our loss reserves, our financial results, our ability to expand our business, and our ability to compete in the property and casualty insurance industry may be negatively affected. In addition, industry developments could further increase competition in our industry. These developments could include—

- an influx of new capital in the marketplace as existing companies attempt to expand their businesses and new companies attempt to enter the insurance business because of better pricing and/or terms;

- new programs or changes to existing programs in which federally or state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative markets;

- changes in Florida's or any other states' regulatory climate; and

- the enactment of federal proposals for an optional federal charter that would allow some competing insurers to operate under regulations different or less stringent than those applicable to our insurance subsidiaries.

These developments and others could make the property and casualty insurance marketplace more competitive by increasing the supply of insurance available.

If competition limits our ability to write new business at adequate rates, our future results of operations would be adversely affected.

***If our actual losses from claims exceed our loss reserves, our financial results would be adversely affected.***

Our objective is to establish loss reserves that are adequate and represent management's best estimate of the ultimate cost to investigate and settle each specific claim. However, the process of establishing adequate reserves is complex and inherently uncertain, and the ultimate cost of a claim may vary materially from the amounts reserved. We regularly monitor and evaluate loss and loss adjustment expense reserve development to determine reserve adequacy.

Due to these uncertainties, the ultimate losses may vary materially from current loss reserves which could have a material, adverse effect on our future financial condition, results of operations and cash flows.

***Our failure to pay claims accurately could adversely affect our insurance business, financial results and capital requirements.***

We rely on our claims personnel to accurately evaluate and pay the claims made under our policies. Many factors could affect our ability to accurately evaluate and pay claims, including the accuracy of our independent adjusters as they make their assessments and submit their estimates of damages; the training, background, and experience of our claims representatives; the ability of our claims personnel to ensure consistent claims processing given the input by our independent adjusters; the ability of our claims department to translate the information provided by our independent adjusters into acceptable claims settlements; and the ability of our claims personnel to maintain and update our claims processing procedures and systems as they evolve over time based on claims and geographical trends in claims reporting. Any failure to pay claims accurately could lead to material litigation, undermine our reputation in the marketplace, impair our corporate image and negatively affect our financial results.

***The effects of emerging claim and coverage issues on our business are uncertain.***

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued and renewed, and our financial position and results of operations may be adversely affected as a result of any such unforeseen changes.

***Failure to maintain our risk-based capital at the required levels could adversely affect our ability to maintain regulatory authority to conduct our business.***

Our insurance subsidiaries are required to have sufficient capital and surplus in order to comply with insurance regulatory requirements, support our business operations and minimize our risk of insolvency. Failure to maintain adequate risk-based capital at the required levels could result in increasingly onerous reporting and examination requirements and could adversely affect our ability to maintain regulatory authority to conduct our business.

***If we are unable to expand our business because our capital must be used to pay greater than anticipated claims, our financial results may suffer.***

Our future growth will depend on our ability to expand the number of insurance policies we write, to expand the kinds of insurance products we offer, and to expand the geographic markets in which we do business, all balanced by the insurance risks we choose to write and cede. Our existing sources of funds include operations, investment holdings, and a bank credit facility. Unexpected catastrophic events in our market areas, such as hurricanes, may result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we can raise additional capital.

***Reinsurance coverage may not be available to us in the future at commercially reasonable rates or at all and we risk non-collectability of reinsurance amounts due us from reinsurers with which we have contracted.***

Reinsurance is a method of transferring part of an insurance company's liability under an insurance policy to another insurance company, or reinsurer. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The cost of such reinsurance is subject to prevailing market conditions beyond our control, such as the amount of capital in the reinsurance market and the occurrence of natural and man-made catastrophes. We cannot be assured that reinsurance will remain continuously available to us in the amounts we consider sufficient and at prices acceptable to us. As a result, we may determine to increase the amount of risk we retain or look for other alternatives to reinsurance, which could in turn have a material, adverse effect on our financial position, results of operations and cash flows.

With respect to the reinsurance contracts we currently have in effect, our ability to recover amounts due from reinsurers is subject to such reinsurers' ability and willingness to pay and to meet their obligations to us. We attempt to select financially strong reinsurers with an A.M. Best rating of "A-" or better or we require the reinsurer to fully collateralize its exposure. While we monitor from time to time the financial condition of our reinsurers, we rely principally on A.M. Best, our reinsurance broker, and other rating agencies in determining their ability to meet their obligations to us. Any failure on the part of any one reinsurance company to meet its obligations to us could have a material, adverse effect on our financial condition or results of operations.

***The failure of the risk mitigation strategies we utilize could have a material, adverse effect on our financial condition or results of operations.***

We utilize a number of strategies to mitigate risk exposure within our insurance business, which include:

- engaging in vigorous underwriting;
- carefully evaluating terms and conditions of our policies;
- focusing on our risk aggregations by geographic zones and other bases; and
- ceding insurance risk to reinsurance companies.

However, there are inherent limitations in these strategies. We cannot provide assurance that an unanticipated event or series of events will not result in loss levels which could have a material, adverse effect on our financial condition or results of operations.

***The failure of any of the loss limitation methods we employ could have a material, adverse effect on our financial condition or our results of operations.***

Our insurance underwriting process is generally designed to limit our exposure to known and manageable risks. Various provisions of our policies, such as limitations or exclusions from coverage, which have been negotiated to limit our risks, may not be enforceable in the manner we intend.

In addition, the policies we issue contain conditions requiring the prompt reporting of claims to us and our right to decline coverage in the event of a violation of that condition. While our insurance product exclusions and limitations reduce the loss exposure to us and help eliminate known exposures to certain risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of such endorsements and limitations in a way that would adversely affect our loss experience, which changes could have a material, adverse effect on our financial condition or results of operations.

***If our customers were to claim that the policies they purchased failed to provide adequate or appropriate coverage, we could face claims that could harm our business, results of operations and financial condition.***

Although we aim to provide adequate and appropriate coverage under each of our policies, customers could purchase policies that prove to be inadequate or inappropriate. If such customers were to bring a claim or claims alleging that we failed in our responsibilities to provide them with the type or amount of coverage that they sought to purchase, we could be found liable for amounts significantly in excess of the policy limit, resulting in an adverse effect on our business, results of operations and financial condition. While we maintain errors and omissions insurance coverage to protect us against such liability, such coverage may be insufficient or inadequate.

***Now and in the future, we may rely on independent agents to write our insurance policies, and if we are not able to contract with and retain independent agents, our revenues would be negatively affected.***

We must compete with other insurers for independent agents' business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents to sell our products. A material reduction in the amount of our products that independent agents sell could negatively affect our revenues.

***Our success depends on our ability to accurately price the risks we underwrite.***

The results of our operations and our financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks, including risks associated with flood insurance and other new product offerings. Rate adequacy is necessary to generate sufficient premiums to pay losses, loss adjustment expenses, and underwriting expenses and to earn a profit. To price our products accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate rating formulas; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and thus, price our products accurately, is subject to several risks and uncertainties, some of which are outside of our control, including—

- the availability of sufficient reliable data;

- the uncertainties that inherently characterize estimates and assumptions;

- our selection and application of appropriate rating and pricing techniques;

- changes in legal standards, claim settlement practices, and restoration costs; and

- legislatively imposed consumer initiatives.

In addition, we could underprice risks, which would negatively affect our profit margins. We could also overprice risks, which could reduce our retention, sales volume and competitiveness. The foregoing factors could materially and adversely affect our profitability.

***Our operations in India expose us to additional risks, which could negatively impact our business, operating results, and financial condition.***

Our India operations expose us to additional risks including income tax risks, currency exchange rate fluctuations and risks related to other challenges caused by distance, language, and compliance with Indian labor laws and other complex foreign and U.S. laws and regulations that apply to our India operations. These numerous and sometimes conflicting laws and regulations include anti-corruption laws, such as the Foreign Corrupt Practices Act, and other local laws prohibiting corrupt payments to governmental officials, among others. Violations of these laws and regulations could result in fines and penalties, or criminal sanctions against us, our officers, or our employees. Although policies and procedures are designed to ensure compliance with these laws and regulations, there can be no assurance that our employees, contractors, or agents will not violate our policies.

***Our acquired renewal rights intangible assets can be subject to impairment charges which can adversely affect our financial results.***

We evaluate our renewal rights intangible assets when impairment indicators are present to determine if there has been any impairment in their carrying value. If we determine an impairment has occurred, we are required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value. The assumptions underlying our fair value estimates are subject to uncertainties including, but not limited to, policy attrition rates, changes in premium rates, marketplace competition, policyholder behavior, and regulatory changes. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may materially differ from our actual results.

***The insolvency and receivership of United Property & Casualty Insurance Company could adversely affect our financial results.***

On February 27, 2023, United Property & Casualty Insurance Company was placed into receivership by the State of Florida due to its financial insolvency. As a result, our agreements with United were terminated. Although there have been withdrawals from funds held in trust in settlement for claims and claims processing services, we cannot predict the actions a receiver might take with regards to restrictions on, or use of, funds held in trust. Any such actions could have a material adverse effect on our financial position and results of operations.

***Any lack of business or financial success by CORE could diminish our expected management fee revenue and damage our business reputation.***

CORE, which we manage, has entered into the business of providing insurance coverage for condominium associations, a product and market which is new to us and for which we have limited experience. In managing this business, we could encounter unexpected challenges, including, for example, challenges in accurately assessing risk, determining appropriate pricing, and establishing adequate reserves. Although our risk of loss in connection CORE is currently limited to a $25 million surplus note, any lack of business or financial success by CORE could not only diminish the management fee revenue we expect to generate from that enterprise, but also damage our insurance management reputation and consequently diminish opportunities to generate management fee revenue from future similar enterprises as well as diminish the value of the overall HCI enterprise.

*Financial risks*

***HCI Group, Inc. depends on the ability of its subsidiaries to generate and transfer funds to meet its debt obligations.***

HCI Group, Inc. does not have significant revenue-generating operations of its own. Our ability to make scheduled payments on our debt obligations depends on the financial condition and operating performance of our subsidiaries. If the funds we receive from our subsidiaries, some of which are subject to regulatory restrictions on the payment of distributions, are insufficient to meet our debt obligations, we may be required to raise funds through the issuance of additional debt or equity securities, reduce or suspend dividend payments, or sell assets.

***We may require additional capital in the future which may not be available or may only be available on unfavorable terms.***

Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that our present capital is insufficient to meet future operating requirements or to cover losses, we may need to raise additional funds through financings or curtail our growth. Based on our current operating plan, we believe current capital together with our anticipated retained income will support our operations. However, we cannot provide any assurance in that regard, since many factors will affect our capital needs and their amount and timing, including our growth and profitability, and the availability of reinsurance, as well as possible acquisition opportunities, market disruptions and other unforeseeable developments. If we require additional capital, it is possible that equity or debt financing may not be available at all or may be available only on terms unfavorable to us. Equity financings could result in dilution to our shareholders, and in any case such securities may have rights, preferences and privileges that are senior to those of existing shareholders. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition or results of operations could be materially affected.

***Our credit agreement contains restrictions that can limit our flexibility in operating our business.***

The agreement governing our revolving credit facility contains various covenants that limit our ability to engage in certain transactions. These covenants limit our and our subsidiaries' ability to, among other things:

- incur additional indebtedness;

- declare or make any restricted payments;

- create liens on any of our assets now owned or hereafter acquired;

- consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets now owned or hereafter acquired; and

- enter into certain transactions with our affiliates.

***An increase in interest rates may negatively impact our operating results and financial condition.***

Borrowings under our revolving credit facility have a variable rate of interest. An increase in interest rate would have a negative impact on our results of operations attributable to increased interest expense.

<u>Investment risks</u>

***There may be limited markets for and restrictions on certain holdings in our investment portfolio.***

Certain holdings in our investment portfolio include limited partnership interests and commercial real estate. We may increase our holdings in these types of investments as we pursue further diversification. These investments may be illiquid in the near term as they are privately placed and are subject to certain restrictions or conditions that may limit our ability to immediately dispose of the investments. If it becomes necessary to sell any of these investments at a time when the fair market value is below our carrying value, we may incur significant losses which could have a material adverse effect on our net income and financial position.

***Our financial results may be negatively affected by the fact that a portion of our income is generated by the investment of our available cash.***

A portion of our income is, and likely will continue to be, generated by the investment of our available cash. The amount of income so generated is a function of our investment policy, available investment opportunities, and the amount of available cash invested. Fluctuating interest rates and other economic factors make it difficult to estimate accurately the amount of investment income that will be realized. In fact, we have realized and may in the future realize losses on sales of our investments as well as credit losses on our investment holdings. Any unfavorable change to the fair value of our equity securities will also impact our financial results.

***Our revenue from real estate investments may be affected by the success and economic viability of our anchor retail tenants. Our reliance on a single or significant tenant at certain properties may impact our ability to lease vacated space and adversely affect returns on the specific property.***

At certain retail centers, we may have tenants, commonly referred to as anchor tenants, occupying all or a large portion of the gross leasable space. In the event an anchor tenant becomes insolvent, suffers a downturn in business, ceases its operations at the retail center, or otherwise determines not to renew its lease, any reduction or cessation of rental payments to us could adversely affect the returns on our real estate investments. A lease termination or cessation of operations by an anchor tenant could also lead to the loss of other tenants at the specific retail location. We may then incur additional expenses to make improvements and prepare the vacated space to be leased to one or more new tenants.

Similarly, the leases of some anchor tenants may permit the anchor tenant to transfer its lease to another retailer. The transfer to a new anchor tenant could cause customer traffic in the retail center to decrease and thereby reduce the income generated by that retail center. A lease transfer to a new anchor tenant could also allow other tenants to make reduced rental payments or to terminate their leases.

***Our retail and other real estate properties may be subject to impairment charges which can adversely affect our financial results.***

We periodically evaluate our long-lived assets and related intangible assets to determine if there has been any impairment in their carrying values. If we determine an impairment has occurred, we are required to record an impairment charge equal to the excess of the asset's carrying value over its estimated fair value. As our real estate operations grow, there is an increased potential that the impairment of an asset could have a material adverse effect on our financial results. In addition, our fair value estimates are based on several assumptions that are subject to economic and market uncertainties including, but not limited to, demand for space, competition for tenants, changes in market rental rates and costs to operate each property. As these factors are difficult to predict and are subject to future events that may alter our assumptions, the future cash flows estimated in our impairment analysis may not be achieved.

***Our ongoing investments in real estate and information technology businesses have inherent risks and could burden our financial and human resources.***

We have invested and expect to continue to invest in real estate and information technology. Despite our due diligence, these investments may still involve significant risks and uncertainties, including distraction of management and employees from current operations, insufficient revenues to offset liabilities assumed and incurred expenses, inadequate return of capital, and failure to realize the anticipated benefits. There can be no assurance that such investments will be successful and will not adversely affect our financial condition and operating results.

*Legal and regulatory risks*

***Industry trends, such as increased litigation against the insurance industry and individual insurers, the willingness of courts to expand covered causes of loss, rising jury awards, and the escalation of loss severity may contribute to increased costs and to the deterioration of the reserves of our insurance subsidiaries.***

Loss severity in the property and casualty insurance industry may increase and may be driven by larger court judgments. In the event legal actions and proceedings are brought on behalf of classes of complainants, this may increase the size of judgments. The propensity of policyholders and third party claimants to litigate and the willingness of courts to expand causes of loss and the size of awards may render our loss reserves inadequate for current and future losses.

***As an insurance holding company, we are currently subject to state regulation and in the future may become subject to federal regulation.***

All states regulate insurance holding company systems. State statutes and administrative rules generally require each insurance company in the holding company group to register with the department of insurance in its state of domicile and to furnish information concerning the operations of the companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the group. As part of its registration, each insurance company must identify material agreements, relationships and transactions with affiliates, including without limitation, loans, investments, asset transfers, transactions outside of the ordinary course of business, certain management, service, and cost sharing agreements, reinsurance transactions, dividends, and consolidated tax allocation agreements.

Insurance holding company regulations generally provide that transactions between an insurance company and its affiliates must be fair and equitable, allocated between the parties in accordance with customary accounting practices, and fully disclosed in the records of the respective parties. Many types of transactions between an insurance company and its affiliates, such as transfers of assets among such affiliated companies, certain dividend payments from insurance subsidiaries and certain material transactions between companies within the system may be subject to prior approval by, or prior notice to, state regulatory authorities. If we are unable to obtain the requisite prior approval for a specific transaction, we would be precluded from taking the action, which could adversely affect our operations. In addition, state insurance regulations also frequently impose notice or approval requirements for the acquisition of specified levels of ownership in the insurance company or insurance holding company.

Regulations may vary from state to state, and states occasionally may have conflicting regulations. Currently, the federal government's role in regulating or dictating the policies of insurance companies is limited. However, Congress, from time to time, considers proposals that would increase the role of the federal government in insurance regulation, either in addition to or in lieu of state regulation. The impact of any future federal insurance regulation on our insurance operations is unclear and may adversely impact our business or competitive position.

***Our insurance subsidiaries are subject to extensive regulation, which may reduce our profitability or limit our growth. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition and results of operations.***

The insurance industry is highly regulated and supervised. Our insurance subsidiaries are subject to the supervision and regulation of the states in which they are domiciled and the states in which they transact insurance business. Such supervision and regulation is primarily designed to protect our policyholders rather than our shareholders. These regulations are generally administered by a department of insurance in each state and relate to, among other things —

- the content and timing of required notices and other policyholder information;
- the amount of premiums the insurer may write in relation to its surplus;
- the amount and nature of reinsurance a company is required to purchase;
- participation in guaranty funds and other statutorily created markets or organizations;
- business operations and claims practices;
- approval of policy forms and premium rates;

- standards of solvency, including risk-based capital measurements;

- licensing of insurers and their products;

- restrictions on the nature, quality and concentration of investments;

- restrictions on the ability of insurance company subsidiaries to pay dividends to their holding companies;

- restrictions on transactions between insurance companies and their affiliates;

- restrictions on the size of risks insurable under a single policy;

- requiring deposits for the benefit of policyholders;

- requiring certain methods of accounting;

- periodic examinations of our operations and finances;

- the form and content of records of financial condition required to be filed; and

- the level of reserves.

The FLOIR and regulators in other jurisdictions where we may become licensed and offer insurance products conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives. These regulatory authorities also conduct periodic examinations into insurers' business practices. These reviews may reveal deficiencies in our insurance operations or non-compliance with regulatory requirements.

In certain states including Florida, insurance companies are subject to assessments levied by the states where they conduct their business. While we can recover these assessments from Florida policyholders through policy surcharges, our payment of the assessments and our recoveries may not offset each other in the same reporting period in our consolidated financial statements and may cause a material, adverse effect on our cash flows and results of operations in a particular reporting period.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities or otherwise penalize us. This could adversely affect our ability to operate our business.

Finally, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business, reduce our profitability and limit our growth.

***A regulatory environment that requires approval of rate increases and that can dictate underwriting practices and mandate participation in loss sharing arrangements may adversely affect our results of operations and financial condition.***

From time to time, political events and positions affect the insurance market, including efforts to suppress rates to a level that may not allow us to reach targeted levels of profitability. For example, if our loss ratio compares favorably to that of the industry, state regulatory authorities may impose rate rollbacks, require us to pay premium refunds to policyholders, or challenge or otherwise delay our efforts to raise rates even if the homeowners industry generally is not experiencing regulatory challenges to rate increases.

In addition, certain states have enacted laws that require an insurer conducting business in that state to participate in assigned risk plans, reinsurance facilities and joint underwriting associations. Certain states also require insurers to offer coverage to all consumers, often restricting an insurer's ability to charge the price it might otherwise charge. In these markets, we may be compelled to underwrite significant amounts of business at lower-than-desired rates, possibly leading to an unacceptable return on equity. Our results of operations and financial condition could be adversely affected by any of these factors.

***Our real estate operations are subject to regulation under various federal, state, and local laws concerning the environment.***

Our real estate operations own various properties including marina facilities, and commercial buildings. As a result, we are subject to regulation under various federal, state, and local laws concerning the environment, including laws addressing the discharge of pollutants into the air and water and the management and disposal of hazardous substances and wastes and the cleanup of contaminated sites. We could incur substantial costs, including remediation costs, fines and civil or criminal sanctions and third-party damage or personal injury claims, if in the future we were to violate or become liable under environmental laws relating to our real estate operations.

### Security and fraud risks

***An unauthorized disclosure or loss of policyholder or employee information or other sensitive or confidential information, including by cyber-attack or other security breach, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations.***

As part of our normal operations, we collect, process and retain certain sensitive and confidential information. We are subject to various federal and state privacy laws and rules regarding the use and disclosure of certain sensitive or confidential information. Despite the security measures we have implemented to help ensure data security and compliance with applicable laws and rules, which include firewalls, regular penetration testing and other measures, our facilities and systems, and those of our third-party service providers and vendors, may be vulnerable to cyber-attacks, security breaches, acts of vandalism, computer viruses, theft of data, misplaced or lost data, programming and human errors, physical break-ins, or other disruptions. In addition, we cannot ensure that we will be able to identify, prevent or contain the effects of possible cyber-attacks or other cybersecurity risks in the future that may bypass our security measures or disrupt our information technology systems or business.

Noncompliance with any privacy or security laws and regulations, or any security breach, cyber-attack or cybersecurity breach, and any incident involving the misappropriation, loss or other unauthorized disclosure or use of, or access to, sensitive or confidential member information, could require us to expend significant capital and other resources to continue to modify or enhance our protective measures and to remediate any damage caused by such breaches. In addition, this could result in interruptions to our operations and damage to our reputation, and misappropriation of confidential information could also result in regulatory enforcement actions, material fines and penalties, litigation or other liability or actions which could have a material adverse effect on our business, cash flows, financial condition and results of operations. As the regulatory environment related to information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could also result in additional costs.

We rely on service providers and vendors to provide certain technology, systems and services that we use in connection with various functions of our business, including PCI DSS (Payment Card Industry Data Security Standard) compliant credit card processing, and we may entrust them with confidential information. The information systems of our third-party service providers and vendors are also vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or our information through fraud or other means of deceiving our associates, third-party service providers or vendors. Hardware, software or applications we obtain from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Ever-evolving threats mean our third-party service providers and vendors must continually evaluate and adapt their own respective systems and processes, and there is no assurance that they will be adequate to safeguard against all data security breaches or misuses of data. Any future significant compromise or breach of our data security via a third-party service provider or vendor could result in additional significant costs, lost revenues, fines, lawsuits, and damage to our reputation. We have acquired a cybersecurity insurance policy to help mitigate any financial impact that may incur with a breach along with the assistance for legal and/or media requirements during that time.

### *General risks*

#### *An overall decline in economic activity could have a material adverse effect on the financial condition and results of operations of our business.*

The demand for homeowners insurance generally rises as the overall level of household income increases and generally falls as household income decreases, affecting premiums, commissions and fees generated by our business. Some new policies may be sourced by referral sources tied to home closing transactions, and major slowdowns in the various housing markets we serve could impact our ability to generate new business. The economic activity that impacts homeowners insurance is most closely correlated with employment levels, corporate revenue and asset values.

#### *Changing climate conditions could have an adverse impact on our business, results of operations or financial condition.*

There is an emerging scientific consensus on climate change, which may affect the frequency and severity of storms, floods and other weather events, and negatively affect our business, results of operations, and/or financial condition.

#### *We have exposure to unpredictable catastrophes, which can materially and adversely affect our financial results.*

We write insurance policies that cover homeowners, condominium owners, and tenants for losses that result from, among other things, catastrophes. We are therefore subject to losses, including claims under policies we have written, arising out of catastrophes that may have a significant effect on our business, results of operations, and financial condition. A significant catastrophe could also have an adverse effect on our reinsurers. Catastrophes can be caused by various events, including hurricanes, tropical storms, tornadoes, windstorms, earthquakes, hailstorms, explosions, power outages, fires, winter storms and man-made events. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in Florida and the northeast and southeast regions, which are subject to adverse weather conditions such as hurricanes, tropical storms and winter storms. Therefore, although we attempt to manage our exposure to catastrophes through our underwriting process and the purchase of reinsurance protection, an especially severe catastrophe or series of catastrophes could exceed our reinsurance protection and may have a material, adverse impact on our results of operations and financial condition.

### *ITEM 1B – Unresolved Staff Comments*

Not applicable.

*ITEM 1C – Cybersecurity*

We rely on digital technology to conduct our businesses and interact with customers, policyholders, agents, and vendors. With this reliance on technology comes the associated security risks from using today's communication technology and networks.

*Risk Management and Strategy*

The goal of our cybersecurity risk management strategy is to protect the privacy, integrity, and availability of our critical systems and information. Our processes identify, assess, and manage material risk from cybersecurity threats as part of our entity-wide risk management efforts. To safeguard our data and the data of our customers, management utilizes a multi-layered approach consisting first of an external security operations center company that specializes in the detection and containment of cyber-attacks. For protection of endpoint devices connected to our network, we use the tailored security software of a third-party consultant company for managed detection and response. Perimeter defense technology is used to filter e-mail for threats from malware viruses and e-mail phishing attempts. We also detect threats through the use of our firewalls that monitor incoming and outgoing network traffic.

Tools utilized to prevent threats include multifactor authentication, e-mail security services, mobile e-mail security policies, virtual private networks, third-party security experts, and timely applied software patches, among others. We engage in annual penetration testing, disaster recovery testing, internal and external audits of our cybersecurity controls and simulated cyberattack scenarios to gauge our preparedness for these situations. In addition, employees are required to pass a mandatory cybersecurity training course annually and receive periodic phishing simulations to facilitate recognizing phishing attempts. We carry Cyber Insurance which includes access to a Cyber Incident Response team in the case of a cybersecurity event.

Management of cybersecurity also extends to third-party service providers we use for specialized purposes such as payroll processing, investment tracking, regulatory financial reporting, and equity compensation plan administration. Our communication with these providers is protected by the safeguards within our security operation center. In addition, we annually obtain a Service Organization Controls (SOC) report on the suitability and operating effectiveness of the providers' controls, known as a SOC 1 Type 2 Report. The report is prepared by an independent service auditor. We review such reports to confirm the existence of effective controls over unauthorized access at third party service providers.

We respond to cybersecurity events in accordance with our Cyber Security Incident Response Plan (CSIRP), which follows the guidance of the National Institute of Standards and Technology Cybersecurity Framework and provides for assessment, mitigation, and if necessary, remediation of any effects of a system breach. We also conduct annual breach simulations with internal information technology teams to test each step of our CSIRP.

There have been no cybersecurity events in the past that have materially affected the Company's business strategy, results of operations, or financial condition. Although we believe our defenses against cyber-intrusions are sufficient, we continue to update our prevention programs to respond to sophisticated and rapidly evolving attempts to overcome our security measures. Such continuing threats could have a variety of adverse business impacts. See Item 1A – "Risk Factors" under the heading "Security and fraud risks" above for additional information on risks to our business from cybersecurity incidents and related matters.

*Governance*

Cybersecurity is a critical component of our overall risk management process. Our Board of Directors oversees our cybersecurity efforts as delegated to and performed by senior management which is responsible for the identification and assessment of material risks from cybersecurity incidents. The members of management responsible for managing cybersecurity threats are HCI Group's Director of Information Technology (IT) and its Network Security Manager, and the Chief Operating Officer of Exzeo USA, Inc., TTIG's software development and IT company. Both the Director of IT and the Chief Operating Officer have extensive experience in managing information systems including the defense of computer networks against cyber intrusions. The Network Security Manager is dedicated to overseeing our multi-layered cybersecurity defenses and leads monthly security meetings attended by IT managers.

Our Board receives periodic reports on cybersecurity risks and any material cybersecurity incidents. One member of our Board of Directors, Paresh Patel, has information technology expertise.

## ITEM 2 – *Properties*

### Real Estate Owned and Used in Operations

*Tampa, Florida.* The real estate consists of a two-story building with gross area of approximately 63,880 square feet and currently serves as HCI Group, Inc.'s corporate headquarters.

*Tampa, Florida.* The real estate consists of a four-story building with gross area of approximately 71,177 square feet and currently serves as TTIG's corporate headquarters.

*Ocala, Florida*. The real estate consists of 1.6 acres of land and an office building with gross area of approximately 25,405 square feet. The facility is 100% designated for our insurance operations and used exclusively by TypTap Management Company.

### Investment Real Estate

*Treasure Island, Florida*. The real estate consists of approximately 10 acres of waterfront property and land improvements, a restaurant and a marina facility. The marina facility is currently owned and operated by us. The restaurant facility is leased to an unrelated party that operates several restaurants in the area.

*Tierra Verde, Florida*. The real estate consists of 7.1 acres of waterfront property, a dry rack storage building with gross area of 57,500 square feet, and two buildings with retail space having an aggregate gross area of approximately 23,000 square feet. This marina facility is owned and operated by us. Approximately 6% of the available retail space is occupied by us, 86% of the retail space is leased to non-affiliates, and the remaining space is available for lease.

*Riverview, Florida*. The real estate consists of 2.57 acres of land, 1.27 acres of which is leased to Thorntons, LLC, a gas station and convenience store chain. Our retail structure with 8,400 square feet of net rentable space is situated on the remaining land. 100% of the rentable space is leased to non-affiliates.

*Tampa, Florida*. We own approximately 9 acres of undeveloped land that we acquired in February 2019.

*Clearwater, Florida*. The real estate consists of 6.08 acres of land and a retail building with 54,341 square feet of rentable space. Approximately 59% of the rentable space is currently leased to ALDI supermarket. Approximately 94% of the rentable space is leased to non-affiliates and the remaining space is available for lease.

*Haines City, Florida.* We own approximately 6.5 acres of undeveloped land that we acquired in September 2023. The land is currently being developed to contain approximately 59,000 square feet of rentable space and up to four outparcels. Leases are in place for 86% of the retail space and one outparcel, and the remaining space is available for lease.

*Tampa, Florida.* The real estate consists of approximately 12 acres of land. All of the rentable space is leased to a non-affiliate.

<u>*Leased Property*</u>

*Noida, India*. We lease 15,000 square feet of office space for our information technology operations. The lease was effective February 2022 and has an initial term of nine years.

*Plantation, Florida*. We lease approximately 5,700 square feet of office space for our claims related administration. The lease term is five years and three months effective March 2023.

Expense under all facility leases was $603,000, $1,595,000, and $1,945,000 during the years ended December 31, 2023, 2022 and 2021, respectively.

**ITEM 3 – *Legal Proceedings***

We are a party to claims and legal actions arising routinely in the ordinary course of our business. Although we cannot predict with certainty the ultimate resolution of the claims asserted against us, we do not believe that any currently pending legal proceeding to which we are a party will have a material, adverse effect on our consolidated financial position, results of operations or cash flows.

**ITEM 4 – *Mine Safety Disclosures***

Not applicable.

**PART II**

**ITEM 5 –** *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

*Markets for Common Stock*

      Our common stock trades on the New York Stock Exchange under the symbol "HCI."

*Holders*

      As of March 1, 2024, the market price for our common stock was $99.43 and there were 160 holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these holders.

*Dividends*

      The declaration and payment of dividends is at the discretion of our board of directors. Our ability to pay dividends depends on many factors, including the Company's operating results, financial condition, capital requirements, the availability of cash from our subsidiaries and legal and regulatory constraints and requirements on the payment of dividends and other factors that our board of directors deems relevant. The following table represents the frequency and amount of all cash dividends declared on our common stock for the two most recent fiscal years:

| Declaration Date | Payment Date | Date of Record | Per Share Amount |
|---|---|---|---|
| 10/13/2023 | 12/15/2023 | 11/17/2023 | $0.40 |
| 7/3/2023 | 9/15/2023 | 8/18/2023 | $0.40 |
| 4/14/2023 | 6/16/2023 | 5/19/2023 | $0.40 |
| 1/11/2023 | 3/17/2023 | 2/17/2023 | $0.40 |
| 10/13/2022 | 12/16/2022 | 11/18/2022 | $0.40 |
| 7/14/2022 | 9/16/2022 | 8/19/2022 | $0.40 |
| 4/26/2022 | 6/17/2022 | 5/17/2022 | $0.40 |
| 1/20/2022 | 3/18/2022 | 2/18/2022 | $0.40 |

      Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders unless certain requirements, which are discussed in Note 27 — "Regulatory Requirements and Restrictions" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K, are met. Hence, Florida law may limit the availability of cash from our insurance subsidiaries for the payment of dividends to our shareholders.

*Securities Authorized for Issuance Under Equity Compensation Plans*

      The following table summarizes our equity compensation plans as of December 31, 2023. We currently have no equity compensation plans not approved by our stockholders.

| | (a) | (b) | (c) |
|---|---|---|---|
| Plan Category | Number of Securities To be Issued Upon Exercise of Outstanding Options | Weighted-Average Exercise Price of Outstanding Options | Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
| Equity Compensation Plans Approved by Stockholders | 590,000 | $51.54 | 962,206 |

## Performance Graph

The following graph compares the 5-year cumulative total dollar return to shareholders on our common stock relative to the cumulative total returns of the Russell 2000 Index and the NASDAQ Insurance Index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each index on December 31, 2018 and its relative performance is tracked through December 31, 2023. The returns shown are based on historical results and are not intended to suggest future performance.



## Recent Sales of Unregistered Securities

All information related to sales of unregistered securities have been reported in Current Report on Form 8-K filings

## Issuer Purchase of Equity Securities

None.

**ITEM 6 – Reserved**

Not applicable.

**ITEM 7 – *Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

***Forward-Looking Statements***

*In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements as defined under federal securities laws. Such statements, including statements about our plans, objectives, expectations, assumptions or future events, involve risks and uncertainties. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. Typically, forward-looking statements can be identified by terminology such as "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions. The important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include but are not limited to the effects of governmental regulation; changes in insurance regulations; the frequency and extent of claims; uncertainties inherent in reserve estimates; catastrophic events; changes in the demand for, pricing of, availability of or collectability of reinsurance; restrictions on our ability to change premium rates; increased rate pressure on premiums; the severity and impact of a pandemic; and other risks and uncertainties and other factors listed under Item 1A – "Risk Factors" and elsewhere in this Annual Report on Form 10-K and in our other Securities and Exchange Commission filings.*

**OVERVIEW**

<u>General</u>

HCI Group, Inc. is a Florida-based company which through its subsidiaries is engaged in a variety of business activities, including property and casualty insurance, information technology services, insurance management, real estate and reinsurance. Its principal business is property and casualty insurance.

We began insurance operations by participating in a "take-out program" which is a legislatively mandated program designed to encourage private companies to assume policies from Citizens, a Florida state-sponsored insurance carrier. Over the years, we have periodically acquired additional policies from Citizens meeting our strict underwriting criteria. We will continue to do so as opportunities arise.

Our general operating and growth strategies are to continually optimize our existing book of insurance business, organically expand our insurance business, manage our costs and expenses, diversify our business operations, develop and deploy new technologies to streamline operational processes, and maintain a strong balance sheet so we can quickly pursue accretive opportunities when they arise. Our growth strategies also include assumption of policies from other insurance companies with the intention of renewing and/or replacing them with our policies.

<u>Recent Events</u>

On January 22, 2024, TTIG entered into a Stock Redemption Agreement with Centerbridge which allowed TTIG to redeem all of the TTIG Series A Preferred Stock held by Centerbridge. The redemption occurred prior to an optional February 26, 2025 redemption right held by Centerbridge. The redemption totaled $100,000,000 plus accrued and unpaid dividends of approximately $2,923,000. The redemption was funded with cash on hand, as well as $50,000,000 from HCI's existing revolving credit facility with Fifth Third Bank.

On January 22, 2024, in connection with TTIG's redemption of all of the TTIG Series A Preferred Stock held by Centerbridge, we extended the expiration date of the warrant currently held by Centerbridge to purchase 750,000 shares of HCI common stock. The amended and restated warrant extends the expiration as to 450,000 underlying warrant shares in 150,000-share increments to December 31, 2026, December 31, 2027, and December 31, 2028. The remaining 300,000 warrants will continue to have the same original expiration date of February 26, 2025.

On January 22, 2024, a new shelf registration statement on Form S-3 (the "Shelf Registration") was filed, replacing our old universal shelf registration statement filed in September 2023. The new Shelf Registration permits us to offer and sell our common stock, preferred stock, debt securities, warrants, and stock purchase contracts and units, from time to time, subject to market conditions and our capital needs. The Shelf Registration will also enable Centerbridge to sell all or a portion of the above-described amended and restated warrant or the shares issuable pursuant to the warrant. As a part of the Shelf Registration, we also announced the implementation of an "at-the-market" facility (the "ATM facility") under which we would have the ability to raise up to $75,000,000 through the issuance of new shares of common stock into the market if we were to so choose.

On January 23, 2024, we, through TypTap, assumed an additional 9,478 insurance policies from Citizens, representing approximately $48,012,000 in annualized premiums.

On January 24, 2024, our Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends are payable on March 15, 2024 to stockholders of record on February 16, 2024.

On February 27, 2024, CORE, a consolidated VIE, assumed 323 insurance policies from Citizens, representing approximately $38,273,000 in annualized premiums written.

Subsequent to the reporting date, we notified the holders of our outstanding 4.25% Convertible Senior Notes due 2037 that we have elected to redeem the remaining $23,916,000 principal balance of the 4.25% Convertible Senior Notes. As a result of this notice, the 4.25% Convertible Senior Notes became immediately convertible into our common shares. The redemption date is March 15, 2024. We expect to issue approximately 397,000 shares to convert these notes. Since the notification, we have converted $23,380,000 in aggregate principal of 4.25% Convertible Senior Notes for aggregate consideration of 387,928 shares of our common stock plus cash consideration in lieu of fractional shares.

## RESULTS OF OPERATIONS

### *Comparison of the Year Ended December 31, 2023 with the Year Ended December 31, 2022*

Our results of operations for the year ended December 31, 2023 reflect net income of approximately $89,257,000, or $7.62 diluted earnings per share, compared with net loss of approximately $54,603,000, or $6.24 loss per share, for the year ended December 31, 2022. The year-over-year increase was primarily attributable to a $32,313,000 increase in net premiums earned, a $23,346,000 net increase in income from our investment portfolio (consisting of net investment income and net realized and unrealized gains or losses), a $116,884,000 decrease in losses and loss adjustment expenses, and a $14,155,000 decrease in policy acquisition and other underwriting expenses, offset by a $3,349,000 increase in interest expense and a $3,117,000 decrease in gain from remeasurement of contingent liabilities.

### Revenue

*Gross Premiums Earned* on a consolidated basis for the years ended December 31, 2023 and 2022 were approximately $765,512,000 and $724,716,000, respectively. The $40,796,000 increase in 2023 was primarily attributable to the increased policies in force from the assumption of Citizens insurance policies and the increased average premium per policy, offset by policy attrition. HCPCI's gross premiums earned were $417,202,000 in 2023 compared with $426,501,000 in 2022. TypTap's gross premiums earned were $348,310,000 in 2023 compared with $298,215,000 in 2022.

*Premiums Ceded* for the years ended December 31, 2023 and 2022 were approximately $269,627,000 and $261,144,000, respectively, representing 35.2% and 36.0%, respectively, of gross premiums earned. Our premiums ceded represent costs of reinsurance to cover losses from catastrophes that exceed the retention levels defined by our catastrophe excess of loss reinsurance contracts or to assume a proportional share of losses defined in a quota share agreement. The rates we pay for reinsurance are based primarily on policy exposures reflected in gross premiums earned. The $8,483,000 increase was primarily attributable to higher reinsurance costs for the 2023-2024 contract year and an increased overall reinsurance coverage amount for Florida, offset by a higher reduction in premiums ceded attributable to retrospective provisions under multi-year reinsurance contracts. See "Economic Impact of Reinsurance Contracts with Retrospective Provisions" under "Critical Accounting Policies and Estimates."

*Net Premiums Written* for the years ended December 31, 2023 and 2022 totaled approximately $628,995,000 and $464,875,000, respectively. Net premiums written represent the premiums charged on policies issued during a fiscal period less any applicable reinsurance costs. The $164,120,000 increase in 2023 resulted primarily from an increase in gross premiums written from the assumption of Citizens insurance policies of approximately $143,087,000, offset by an increase in premiums ceded. HCPCI's and TypTap's gross premiums written were approximately $535,070,000 and $363,552,000, respectively, for 2023 compared with approximately $377,860,000 and $348,159,000, respectively, for 2022. We had approximately 247,000 policies in force at December 31, 2023 as compared with approximately 210,400 policies in force at December 31, 2022.

*Net Premiums Earned* for the years ended December 31, 2023 and 2022 were approximately $495,885,000 and $463,572,000, respectively, and reflect the gross premiums earned less reinsurance costs as described above.

The following is a reconciliation of our Net Premiums Written to Net Premiums Earned for the years ended December 31, 2023 and 2022 (amounts in thousands):

|  | Years Ended December 31, | |
| --- | --- | --- |
|  | 2023 | 2022 |
| Net Premiums Written | $ 628,995 | $464,875 |
| Increase in Unearned Premiums | (133,110) | (1,303) |
| Net Premiums Earned | $ 495,885 | $463,572 |

*Net Investment Income* for the years ended December 31, 2023 and 2022 was approximately $46,234,000 and $32,447,000, respectively. The year-over-year increase was primarily attributable to a $11,963,000 increase in interest income from cash and cash equivalents and a $11,259,000 increase in income from available-for-sale fixed-maturity securities, offset by a $5,919,000 decrease in income from real estate investments and a $3,302,000 decrease in income from limited partnership investments. See *f) Net Investment Income* under Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

*Net Unrealized Investment Gains* for the year ended December 31, 2023 were approximately $3,215,000 compared with approximately $7,153,000 of net unrealized investment losses for the year ended December 31, 2022. Net unrealized investment gains or losses represent the net change in the fair value of equity securities. The increase in 2023 was primarily attributable to an overall improvement in the equity market compared with 2022.

*Gain from Remeasurement of Contingent Liabilities* for the year ended December 31, 2023 was $0 compared with approximately $3,117,000 for the year ended December 31, 2022, resulting from the decrease in the balance of contingent liabilities in connection with the renewal rights agreements entered into with United. See Note 10 — "Intangible Assets, Net" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K for additional information.

**Expenses**

Our consolidated *Losses and Loss Adjustment Expenses* amounted to approximately $254,579,000 and $371,463,000 for the years ended December 31, 2023 and 2022, respectively. The losses and loss adjustment expenses of HCPCI Insurance Operations were $118,367,000 and $204,549,000 for the years ended December 31, 2023 and 2022, respectively. The decrease was attributable to a reduction in loss and loss adjustment expenses attributable to Hurricane Ian of approximately $42,133,000 and lower losses due to lower claims and litigation frequency related to Florida policies. Losses and loss adjustment expenses for TypTap were $139,049,000 and $173,828,000 for the years ended December 31, 2023 and 2022, respectively. The decrease was attributable to less prior period development being recorded in 2023, lower losses due to lower claims and litigation frequency, and a reduction in loss and loss adjustment expenses attributable to Hurricane Ian of approximately $16,495,000. See "Reserves for Losses and Loss Adjustment Expenses" under "Critical Accounting Policies and Estimates."

*Policy Acquisition and Other Underwriting Expenses* for the years ended December 31, 2023 and 2022 were approximately $90,822,000 and $104,977,000, respectively, and primarily reflect the amortization of deferred acquisition costs such as commissions payable to agents for production and renewal of policies, catastrophe allowance payable to United, and premium taxes. Policy acquisition expenses for HCPCI were $42,750,000 and $59,398,000 for the years ended December 31, 2023 and 2022, respectively. TypTap policy acquisition expenses were $48,176,000 and $45,733,000 for the years ended December 31, 2023 and 2022, respectively. The overall decrease was primarily attributable to amortization of decreased commission costs.

*General and Administrative Personnel Expenses* for the years ended December 31, 2023 and 2022 were approximately $53,868,000 and $56,511,000, respectively. Our general and administrative personnel expenses include salaries, wages, payroll taxes, stock-based compensation expense, and employee benefit costs. Factors such as merit increases, changes in headcount, and periodic restricted stock grants, among others, cause fluctuations in this expense. In addition, our personnel expenses are decreased by the capitalization of payroll costs related to projects to develop software for internal use and the payroll costs associated with the processing and settlement of certain catastrophe claims which are recoverable from reinsurers under reinsurance contracts. The year-over-year decrease of $2,643,000 was primarily attributable to a decrease in stock-based compensation expense and an increase in recovered and capitalized payroll costs, offset by an increase in employee incentive bonuses, and increase in the headcount of temporary and full-time employees and merit increases for non-executive employees effective in late February 2023.

*Interest Expense* for the years ended December 31, 2023 and 2022 was approximately $11,117,000 and $7,768,000, respectively. The increase primarily resulted from interest expense related to our 4.75% Convertible Senior Notes issued in May 2022, offset by decreased interest expense from a reduction in promissory notes on our real estate investments.

*Impairment Loss* for the year ended December 31, 2023 was $0 compared with approximately $2,284,000 for the year ended December 31, 2022, resulting from an impairment of renewal rights intangible assets associated with United policies assumed in the Northeast and Southeast regions.

*Income Tax Expense* for the year ended December 31, 2023 was approximately $28,393,000 for federal, state, and foreign income taxes compared with income tax benefit of approximately $13,815,000 for the year ended December 31, 2022, resulting in an effective tax rate of 24.1% for 2023 and 20.2% for 2022. The increase in the effective tax rate was primarily attributable to the elimination of the valuation allowance established as of December 31, 2022.

*Ratios:*

The loss ratio applicable to the year ended December 31, 2023 (losses and loss adjustment expenses incurred related to net premiums earned) was 51.3% compared with 80.1% for the year ended December 31,

2022. The decrease was primarily due to the decrease in losses and loss adjustment expenses and the increase in net premiums earned.

The expense ratio applicable to the year ended December 31, 2023 (defined as total expenses excluding losses and loss adjustment expenses related to net premiums earned) was 36.0% compared with 42.4% for the year ended December 31, 2022. The decrease in our expense ratio was primarily attributable to the increase in net premiums earned and the decrease in policy acquisition, underwriting and personnel expenses.

The combined ratio is the measure of overall underwriting profitability before other income. Our combined ratio for the year ended December 31, 2023 was 87.3% compared with 122.5% for the year ended December 31, 2022. The decrease was primarily attributable to the decrease in losses and loss adjustment expenses, the decrease in policy acquisition, underwriting and personnel expenses, and the increase in net premiums earned.

Due to the impact our reinsurance costs have on net premiums earned from period to period, our management believes the combined ratio measured to gross premiums earned is more relevant in assessing overall performance. The combined ratio to gross premiums earned for the year ended December 31, 2023 was 56.6% compared with 78.4% for the year ended December 31, 2022. The decrease in 2023 was primarily attributable to the decrease in losses and loss adjustment expenses and the increase in gross premiums earned.

### *Comparison of the Year Ended December 31, 2022 with the Year Ended December 31, 2021*

Our results of operations for the year ended December 31, 2022 reflect net loss of approximately $54,603,000, or $6.24 loss per share, compared with net income of approximately $7,242,000, or $0.21 diluted earnings per share, for the year ended December 31, 2021. The year-over-year decrease was primarily attributable to a $143,938,000 increase in losses and loss adjustment expenses, an $11,245,000 increase in policy acquisition and other underwriting expenses, and an $11,083,000 increase in general and administrative personnel expenses, offset by an $86,269,000 increase in net premiums earned and a $3,937,000 net increase in income from our investment portfolio (consisting of net investment income and net realized and unrealized gains or losses).

### Revenue

*Gross Premiums Earned* on a consolidated basis for the years ended December 31, 2022 and 2021 were approximately $724,716,000 and $577,044,000, respectively. The $147,672,000 increase in 2022 was primarily attributable to the increased policies in force from the growth in TypTap's business, offset by a normal decrease due to policy attrition. Gross premiums earned from the United policies assumed were $73,261,000 in 2022 compared with $98,498,000 in 2021. HCPCI's gross premiums earned were $426,501,000 in 2022 compared with $401,137,000 in 2021. TypTap's gross premiums earned were $298,215,000 in 2022 compared with $175,907,000 in 2021.

*Premiums Ceded* for the years ended December 31, 2022 and 2021 were approximately $261,144,000 and $199,741,000, respectively, representing 36.0% and 34.6%, respectively, of gross premiums earned. The $61,403,000 increase was primarily attributable to increased reinsurance costs effective June 1, 2022 and an increased overall reinsurance coverage amount as a result of premium growth and expansion, offset by a net reduction in premiums ceded attributable to retrospective provisions under multi-year reinsurance contracts. In addition, premiums ceded were increased by a reversal of $12,600,000 of previously accrued benefits attributable to retrospective provisions under multi-year reinsurance contracts due to the effects of Hurricane Ian.

*Net Premiums Written* for years ended December 31, 2022 and 2021 totaled approximately $464,875,000 and $474,648,000, respectively. The $9,773,000 decrease in 2022 resulted primarily from an increase in premiums ceded to reinsurers as described above, offset by an increase in gross premiums written from the growth of TypTap business of approximately $100,680,000. HCPCI's and TypTap's gross premiums written were approximately $377,860,000 and $348,159,000, respectively, for 2022 compared with approximately $426,910,000 and $247,479,000, respectively, for 2021. We had approximately 210,400 policies in force at December 31, 2022 (excluding policies assumed from United) as compared with approximately 180,700 policies in force at December 31, 2021.

*Net Premiums Earned* for the years ended December 31, 2022 and 2021 were approximately $463,572,000 and $377,303,000, respectively, and reflect the gross premiums earned less reinsurance costs as described above.

The following is a reconciliation of our Net Premiums Written to Net Premiums Earned for the years ended December 31, 2022 and 2021 (amounts in thousands):

|  | Years Ended December 31, | |
| --- | --- | --- |
|  | 2022 | 2021 |
| Net Premiums Written | $464,875 | $474,648 |
| Increase in Unearned Premiums | (1,303) | (97,345) |
| Net Premiums Earned | $463,572 | $377,303 |

*Net Investment Income* for the years ended December 31, 2022 and 2021 was approximately $32,447,000 and $12,335,000, respectively. The year-over-year increase was primarily attributable to a $12,040,000 increase in income from real estate investments, a $4,992,000 increase in income from available-for-sale fixed-maturity securities and a $4,142,000 increase in interest income from cash and cash equivalents. See *Net Investment Income* under Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

*Net Realized Investment Losses* for the year ended December 31, 2022 were approximately $1,187,000 compared with approximately $6,472,000 of net realized investment gains for the year ended December 31, 2021. The decrease was primarily attributable to net realized losses of approximately $996,000 from sales of equity securities during the year ended December 31, 2022 compared with net realized gains of approximately $4,123,000 from sales of equity securities during the year ended December 31, 2021.

*Net Unrealized Investment Losses* for the year ended December 31, 2022 were approximately $7,153,000 compared with approximately $1,363,000 of net unrealized investment gains for the year ended December 31, 2021. Net unrealized investment gains or losses represent the net change in the fair value of equity securities. The decrease in 2022 was primarily attributable to an overall deterioration in the equity market compared with 2021.

*Gain from Remeasurement of Contingent Liabilities* for the year ended December 31, 2022 was approximately $3,117,000, resulting from the decrease in the balance of contingent liabilities in connection with the renewal rights agreements entered into with United. See Note 10 — "Intangible Assets, Net" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K for additional information.

## Expenses

Our consolidated *Losses and Loss Adjustment Expenses* amounted to approximately $371,463,000 and $227,525,000 for the years ended December 31, 2022 and 2021, respectively. The losses and loss adjustment expenses of HCPCI Insurance Operations were $204,549,000 and $147,198,000 for the years ended December 31, 2022 and 2021, respectively. The increase was primarily attributable to approximately $42,100,000 of losses from Hurricane Ian and a $20,338,000 net increase in losses attributable to the United policies due to an increase in the number of policies assumed from United or any subsequent renewal or replacement of United policies. Losses and loss adjustment expenses for TypTap were $173,828,000 and $80,863,000 for the years ended December 31, 2022 and 2021, respectively. The increase was primarily attributable to $45,365,000 of losses due to the greater number of TypTap policies in force, approximately $23,200,000 of losses from Hurricane Ian, a $14,389,000 net increase in losses attributable to the United policies due to an increase in the number of policies assumed from United or any subsequent renewal or replacement of United policies, and $13,544,000 of prior period loss development. See "Reserves for Losses and Loss Adjustment Expenses" under "Critical Accounting Policies and Estimates."

*Policy Acquisition and Other Underwriting Expenses* for the years ended December 31, 2022 and 2021 was approximately $104,977,000 and $93,732,000, respectively. Policy acquisition expenses for HCPCI were $59,398,000 and $59,321,000 for the years ended December 31, 2022 and 2021, respectively. TypTap policy acquisition expenses were $45,733,000 and $34,593,000 for the years ended December 31, 2022 and 2021, respectively. The increase was primarily attributable to amortization of increased commission costs related to the growth of TypTap's policies in force during 2022 and the policies assumed from United or any subsequent renewal or replacement of United policies.

*Debt Conversion Expense* for the years ended December 31, 2022 and 2021 were approximately $0 and $1,754,000, respectively, representing costs associated with certain of the conversions of our 4.25% Convertible Senior Notes.

*General and Administrative Personnel Expenses* for the years ended December 31, 2022 and 2021 were approximately $56,511,000 and $45,428,000, respectively. The year-over-year increase of $11,083,000 was primarily attributable to a $9,607,000 increase in salaries and wages expense due to an increase in the headcount of temporary and full-time employees and merit increases for non-executive employees and a $1,353,000 increase in stock-based compensation expense.

*Interest Expense* for the years ended December 31, 2022 and 2021 was approximately $7,768,000 and $6,400,000, respectively. The increase primarily resulted from interest expense related to our 4.75% Convertible Senior Notes issued in May 2022, offset by conversions of our 4.25% Convertible Senior Notes during the second half of 2021.

*Income Tax Benefit* for the year ended December 31, 2022 was approximately $13,815,000 for federal, state, and foreign income taxes compared with income tax expense of approximately $3,991,000 for the year ended December 31, 2021, resulting in an effective tax rate of 20.2% for 2022 and 35.5% for 2021. The decrease in the effective tax rate was primarily attributable to a valuation allowance established as of December 31, 2022 and the recognition of tax benefits attributable to restricted stock that vested during 2022.

*Ratios:*

The loss ratio applicable to the year ended December 31, 2022 (losses and loss adjustment expenses incurred related to net premiums earned) was 80.1% compared with 60.3% for the year ended December 31, 2021. The increase was primarily due to the increase in losses and loss adjustment expenses due to Hurricane Ian, offset in part by the increase in net premiums earned.

The expense ratio applicable to the year ended December 31, 2022 (defined as total expenses excluding losses and loss adjustment expenses related to net premiums earned) was 42.4% compared with 44.8% for the year ended December 31, 2021. The decrease in our expense ratio was primarily attributable to the increase in net premiums earned and the decrease in debt conversion expense, offset in part by the increase in policy acquisition, underwriting and personnel expenses.

The combined ratio is the measure of overall underwriting profitability before other income. Our combined ratio for the year ended December 31, 2022 was 122.5% compared with 105.1% for the year ended

December 31, 2021. The increase was primarily attributable to the increase in losses and loss adjustment expenses combined with the increases in reinsurance costs and policy acquisition, underwriting and personnel expenses.

The combined ratio to gross premiums earned for the year ended December 31, 2022 was 78.4% compared with 68.7% for the year ended December 31, 2021. The increase in 2022 was primarily attributable to the increase in losses and loss adjustment expenses due to Hurricane Ian, offset in part by the increase in gross premiums earned.

### *Seasonality of Our Business*

Our insurance business is seasonal. Hurricanes and tropical storms affecting Florida, our primary market, and other southeastern states typically occur during the period from June 1st through November 30th of each year. Winter storms in the northeast usually occur during the period between December 1st and March 31st of each year. Also, with our reinsurance treaty year typically effective on June 1st of each year, any variation in the cost of our reinsurance, whether due to changes in reinsurance rates, coverage levels or changes in the total insured value of our policy base, will occur and be reflected in our financial results beginning on June 1st of each year.

### LIQUIDITY AND CAPITAL RESOURCES

Throughout our history, our liquidity requirements have been met through issuances of our common and preferred stock, debt offerings and funds from operations. We expect our future liquidity requirements will be met by funds from operations, primarily the cash received by our insurance subsidiaries from premiums written and investment income. We may consider raising additional capital through debt and/or equity offerings to support our growth and future investment opportunities.

Our insurance subsidiaries require liquidity and adequate capital to meet ongoing obligations to policyholders and claimants and to fund operating expenses. In addition, we attempt to maintain adequate levels of liquidity and surplus to manage any differences between the duration of our liabilities and invested assets. In the insurance industry, cash collected for premiums from policies written is invested, interest and dividends are earned thereon, and losses and loss adjustment expenses are paid out over a period of years. This period of time varies by the circumstances surrounding each claim. Substantially all of our losses and loss adjustment expenses, excluding litigated claims, are fully settled and paid within approximately 100 days of the claim receipt date. Additional cash outflow occurs through payments of underwriting costs such as commissions, taxes, payroll, and general overhead expenses.

We believe that we maintain sufficient liquidity to pay claims and expenses, as well as to satisfy commitments in the event of unforeseen events such as reinsurer insolvencies, inadequate premium rates, or reserve deficiencies. We maintain a comprehensive reinsurance program at levels management considers adequate to diversify risk and safeguard our financial position.

In the future, we anticipate our primary use of funds will be to pay claims, reinsurance premiums, interest, and dividends and to fund operating expenses and real estate acquisitions.

### Convertible Senior Notes, Promissory Notes, and Finance Leases

The following table summarizes the principal and interest payment obligations for our indebtedness at December 31, 2023:

| | Maturity Date | Payment Due Date |
|---|---|---|
| 4.75% Convertible Senior Notes* | June 2042 | June 1 and December 1 |
| 4.25% Convertible Senior Notes** | March 2037 | March 1 and September 1 |
| 4.55% Promissory Note | Through August 2036 | 1st day of each month |
| 5.50% Promissory Note | Through July 2033 | 1st day of each month |
| Finance leases | Through October 2024 | Various |

\*     At the option of the noteholders, we may be required to repurchase for cash all or any portion of the notes on June 1, 2027, June 1, 2032 or June 1, 2037.
\*\*     At the option of the noteholders, we may be required to repurchase for cash all or any portion of the notes on March 1, 2027 or March 1, 2032.

See Note 13 — "Long-Term Debt" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

### Limited Partnership Investments

Our limited partnership investments consist of six private equity funds managed by their general partners. Two of these funds have unexpired capital commitments which are callable at the discretion of the fund's general partner for funding new investments or expenses of the fund. Under certain circumstances, we may be required to provide additional capital for the four remaining funds with expired capital commitments. At December 31, 2023, there was an aggregate unfunded capital balance of $4,205,000. See *c) Limited Partnership Investments* under Note 5 — "Investments" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

### Real Estate Investments

Real estate has long been a significant component of our overall investment portfolio. It diversifies our portfolio and helps offset the volatility of other higher-risk assets. Thus, we may consider expanding our real estate investment portfolio should an opportunity arise.

### Sources and Uses of Cash

Our cash flows from operating, investing and financing activities for the years ended December 31, 2023, 2022 and 2021 are summarized below.

*Cash Flows for the Year Ended December 31, 2023*

Net cash provided by operating activities for the year ended December 31, 2023 was approximately $230,658,000, which consisted primarily of cash received from net premiums written, and reinsurance recoveries of approximately $244,060,000 less cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments. Net cash provided by investing activities of $4,269,000 was primarily due to the proceeds from calls, repayments and maturities of fixed-maturity securities of $328,719,000, the proceeds from sales of fixed-maturity and equity securities of $34,528,000, the proceeds from sales of real estate investments of $21,746,000, and distributions received from limited partnership investments of $3,115,000, offset by the purchases of fixed-maturity and equity securities of $352,653,000, the purchases of property and equipment of $6,502,000, the purchases of real estate investments of $21,405,000, and the purchase of intangible assets of

$1,786,000. Net cash provided by financing activities totaled $67,117,000, which was primarily due to net proceeds from the issuance of common stock of $84,572,000 and proceeds from issuance of long-term debt of $12,000,000, offset by $13,719,000 of cash dividend payments, the redemption of long-term debt of $6,895,000, cash dividends paid to redeemable noncontrolling interest of $6,763,000, $784,000 of share repurchases, and repayments of long-term debt of $562,000.

*Cash Flows for the Year Ended December 31, 2022*

Net cash used in operating activities for the year ended December 31, 2022 was approximately $12,000, which consisted primarily of cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments less cash received from net premiums written and reinsurance recoveries of approximately $200,551,000. Net cash used in investing activities of $434,537,000 was primarily due to the purchases of fixed-maturity and equity securities of $637,730,000, the purchases of property and equipment of $6,341,000, and the purchase of intangible assets from United of $3,800,000, offset by the proceeds from calls, repayments and maturities of fixed-maturity securities of $151,415,000, the proceeds from sales of fixed-maturity and equity securities of $43,321,000, $14,500,000 of compensation received for the property relinquished through eminent domain, and distributions received from limited partnership investments of $5,360,000. Net cash provided by financing activities totaled $41,067,000, which was primarily due to the proceeds from issuance of 4.75% Convertible Senior Notes of $172,500,000, offset by $88,312,000 of share repurchases, $15,157,000 of net cash dividend payments, net repayment of our revolving credit facility of $15,000,000, debt issuance costs paid of $6,041,000, cash dividends paid to redeemable noncontrolling interest of $5,508,000, and repayments of long-term debt of $1,009,000.

*Cash Flows for the Year Ended December 31, 2021*

Net cash provided by operating activities for the year ended December 31, 2021 was approximately $96,503,000, which consisted primarily of cash received from net premiums written and reinsurance recoveries of approximately $48,921,000 less cash disbursed for operating expenses, losses and loss adjustment expenses and interest payments. Net cash provided by investing activities of $36,852,000 was primarily due to the proceeds from sales of fixed-maturity and equity securities of $135,365,000, the proceeds from calls, repayments and maturities of fixed-maturity securities of $23,430,000, and the distributions of $4,657,000 received from limited partnership investments, offset by the purchases of fixed-maturity and equity securities of $121,104,000, additional investments in limited partnership interests of $3,756,000, and the purchases of property and equipment of $3,318,000. Net cash provided by financing activities totaled $64,301,000, which was primarily due to net proceeds of $93,738,000 from Centerbridge for investment in TTIG, offset by $13,759,000 of net cash dividend payments, net repayment of our revolving credit facility of $8,750,000, cash dividends paid to redeemable noncontrolling interest of $2,542,000, $1,895,000 of debt conversion expense paid and $1,314,000 used in share repurchases.

***Investments***

The main objective of our investment policy is to maximize our after-tax investment income with a reasonable level of risk given the current financial market. Our excess cash is invested primarily in money market accounts, certificates of deposit, and fixed-maturity and equity securities.

At December 31, 2023, we had $428,775,000 of fixed-maturity and equity investments, which are carried at fair value. Changes in the general interest rate environment affect the returns available on new fixed-maturity investments. While a rising interest rate environment enhances the returns available on new investments, it reduces the market value of existing fixed-maturity investments and thus the availability of gains on disposition. A decline in interest rates reduces the returns available on new fixed-maturity investments but increases the market value of existing fixed-maturity investments, creating the opportunity for realized investment gains on disposition.

In the future, we may alter our investment policy with regard to investments in federal, state and municipal obligations, preferred and common equity securities and real estate mortgages, as permitted by applicable law, including insurance regulations.

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2023, we had unexpired capital commitments for limited partnerships in which we hold interests. Such commitments are not recognized in the consolidated financial statements but are required to be disclosed in the notes to the consolidated financial statements. See Note 25 — "Commitments and Contingencies" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these consolidated financial statements requires us to make estimates and judgments to develop amounts reflected and disclosed in our consolidated financial statements. Material estimates that are particularly susceptible to significant change in the near term are related to our losses and loss adjustment expenses, which include amounts estimated for claims incurred but not yet reported. We base our estimates on various assumptions and actuarial data we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates.

We believe our accounting policies specific to losses and loss adjustment expenses, reinsurance recoverable, reinsurance with retrospective provisions, deferred income taxes, stock-based compensation expense, limited partnership investments, acquired intangible assets, warrants, and redeemable noncontrolling interest involve our most significant judgments and estimates material to our consolidated financial statements.

***Reserves for Losses and Loss Adjustment Expenses.*** We establish reserves for the estimated total unpaid costs of losses including loss adjustment expenses (LAE). Loss and LAE reserves reflect management's best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to us ("IBNR"). Reserves established by us represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management's best estimate of our company's liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, we give careful consideration to all available data and actuarial analyses.

Currently, our estimated ultimate liability is calculated using the principles and procedures described in Note 15 — "Losses and Loss Adjustment Expenses" to our consolidated financial statements under Item 8 of this Annual Report on Form 10-K, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, we cannot be certain that ultimate losses will not exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

Our reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine our net loss reserves. Management does not believe that any reasonably likely changes in the frequency of claims would affect our loss and LAE reserves. However, management believes that a reasonably likely increase or decrease in the severity of claims could impact our net loss and LAE reserves. The table below summarizes the effect on net loss and LAE reserves and equity in the event of reasonably likely changes in the severity of claims considered in establishing loss and LAE reserves. The range of reasonably likely changes in the severity of our claims was established based on a review of changes in loss year development and applied to loss and LAE reserves as a whole. The selected range of changes does not indicate what could be the potential best or worst case or likely scenarios:

|  | Year Ended December 31, 2023 | |
| Change in Reserves | Reserves | Percentage Change in Equity, Net of Tax |
| --- | --- | --- |
| -20.0% | 468,058 | 26.81% |
| -15.0% | 497,312 | 20.11% |
| -10.0% | 526,566 | 13.41% |
| -5.0% | 555,819 | 6.70% |
| **Base** | **585,073** | — |
| 5.0% | 614,327 | (6.70)% |
| 10.0% | 643,580 | (13.41)% |
| 15.0% | 672,834 | (20.11)% |
| 20.0% | 702,088 | (26.81)% |

*Reinsurance Recoverable.* Our reinsurance recoverable balance represents an estimate of the amount of paid and unpaid losses and loss adjustment expenses that is recoverable from reinsurers. This estimate is determined in a manner consistent with the terms of the applicable reinsurance contracts and based on the ultimate losses and loss adjustment expenses we expect to incur. Given the uncertainty of the ultimate amounts of losses and loss adjustment expenses, the estimate may vary significantly from the eventual outcome.

*Economic Impact of Reinsurance Contracts with Retrospective Provisions.* From time to time, our reinsurance contracts may include retrospective provisions that adjust premiums in the event losses are minimal or zero. As described earlier, there is considerable uncertainty regarding the estimation of future losses. In accordance with U.S. GAAP, we will recognize an asset in the period in which the absence of loss experience obligates the reinsurer to pay cash or other consideration under the contract. In the event that a loss arises, we will derecognize such asset in the period in which a loss arises. Such adjustments to the asset, which accrue throughout the contract term, will negatively impact our operating results when a catastrophic loss event occurs during the contract term.

For the years ended December 31, 2023, 2022 and 2021, we accrued benefits and recognized reductions in premiums ceded of $27,972,000, $18,710,000 and $10,864,000, respectively.

As of December 31, 2023, we had $44,289,000 of accrued benefits, the amount that would be charged to earnings in the event we experience a catastrophic loss that exceeds the coverage limit provided under such agreement. As of December 31, 2022, we had $16,317,000 of accrued benefits, the amount that would be charged to earnings in the event we experience a catastrophic loss that exceeds the coverage limit provided under such agreements. In October 2022, we received a $5,457,000 premium refund in connection with the previous two multi-year reinsurance contracts which were commuted in May 2022. We believe the credit risk associated with the collectability of these accrued benefits is minimal based on available information about the reinsurer's financial position and the reinsurer's demonstrated ability to comply with contract terms.

*Income Taxes.* We account for income taxes in accordance with U.S. GAAP, resulting in two components of income tax expense (benefit): current and deferred. Current income tax expense (benefit) reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. We determine deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets, representing future reductions in taxable income, are recorded with the assumption that taxable income will be present in the future. Given the uncertainty regarding future taxable income, valuation allowances are provided against deferred tax assets that are not likely to be realized, if any. We have elected to classify the related interest and penalties, if any, as income tax expense as permitted by current accounting standards.

*Stock-Based Compensation.* We account for stock-based compensation awards under our stockholder-approved incentive plans in accordance with the fair value recognition provisions of U.S. GAAP, which require the measurement, and recognition of compensation for all stock-based awards made to employees, non-employee directors, and third-party award recipients including stock options, restricted stock and warrant issuances based on estimated fair values. For restricted stock with service-based vesting conditions, fair value is determined by the market price of the stock on the grant date. Compensation expense is then recognized ratably over the requisite or derived service period of the award. Restricted stock awards with market-based vesting conditions require the use of a Monte Carlo simulation model with the assistance of a third-party valuation specialist to estimate the fair value and derived service period of the award. We then recognize the compensation expense ratably over this derived service period. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date requires considerable judgment, including estimating stock price volatility and derived service periods. We develop our estimates based on historical data and market information. We primarily use the Black-Scholes option-pricing model, which requires the following variables for input to calculate the fair value of each stock award on the option grant date: 1) expected volatility of our stock price, 2) the risk-free interest rate, 3) expected term of each award, 4) expected dividends, and 5) an expected forfeiture rate. For stock-based awards granted by non-public subsidiaries, we determine the fair value with the assistance of an independent valuation specialist who may use different valuation methods such as a Monte Carlo simulation model and a binomial distribution model. Inputs such as an estimated stock price of our private subsidiary and expected price volatility used in these valuation methods are derived mathematically from a data analysis of many public peer companies with similar characteristics.

*Limited Partnership Investments.* The valuation of our limited partnership investments is prepared by the general partner of each fund. We use net asset value ("NAV") provided by the general partner to estimate our share of the fair value of these investments. However, the timing of the delivery of the fund's financial statements and NAV information is on a three-month lag which results in a three-month delay in the recognition of our share of the limited partnership's earnings or losses. But because this is the best information available, we use it as an estimate for the fair value at our reporting dates, unless conditions have changed significantly in the economy or securities markets since the previous quarter due to an event such as changes in the government's fiscal or monetary policies. In such a case, we will adjust our estimate with the assistance from the general partner.

*Acquired Intangible Assets.* Acquired intangible assets represent the fair value of consideration we paid and are estimated to pay in exchange for the renewal rights and non-compete intangible assets acquired from the seller. In the renewal rights transactions, we purchased the right, but not the obligation, to offer homeowners insurance coverage to all policyholders of the seller in certain states on the agreed-upon policy replacement date. The renewal rights agreements also contain a non-compete clause whereby the seller agrees not to offer homeowners insurance policies in these states through a specified date. We record intangible assets based on the fair value of the consideration we paid and are estimated to pay to the seller as provided in the renewal rights agreements with the seller. We engaged a third-party valuation specialist to assist with the allocation of the renewal rights and non-compete intangible assets acquired. Uncertainty is inherent in the estimates of future payments and in the assumptions made in allocating value to separate intangible assets. Intangible assets are amortized over their estimated useful lives. Intangible assets are evaluated to ensure that there is no impairment to carrying value and no change required in the amortization period. Based on the review and the assessment, we concluded that there was no impairment related to the renewal rights intangible assets at December 31, 2023.

**ITEM 7A – *Quantitative and Qualitative Disclosures About Market Risk***

Our investment portfolio at December 31, 2023 included fixed-maturity and equity securities, the purposes of which are not for speculation. Our main objective is to maximize after-tax investment income and maintain sufficient liquidity to meet our obligations while minimizing market risk, which is the potential economic loss from adverse fluctuations in securities prices. We consider many factors including credit ratings, investment concentrations, regulatory requirements, anticipated fluctuation of interest rates, durations and market conditions in developing investment strategies. Our investment securities are managed primarily by outside investment advisors and are overseen by the investment committee appointed by our Board of Directors. From time to time, our investment committee may decide to invest in low risk assets such as U.S. government bonds.

Our investment portfolio is exposed to interest rate risk, credit risk and equity price risk. Fiscal and economic uncertainties caused by any government action or inaction may exacerbate these risks and potentially have adverse impacts on the value of our investment portfolio.

We classify our fixed-maturity securities as available-for-sale and report any unrealized gains or losses, net of deferred income taxes, as a component of other comprehensive income within our stockholders' equity. As such, any material temporary changes in their fair value can adversely impact the carrying value of our stockholders' equity. In addition, we recognize any unrealized gains and losses related to our equity securities in our statement of income. As a result, our results of operations can be materially affected by the volatility in the equity market.

*Interest Rate Risk*

Our fixed-maturity securities are sensitive to potential losses resulting from unfavorable changes in interest rates. We manage the risk by analyzing anticipated movement in interest rates and considering our future capital needs.

The following table illustrates the impact of hypothetical changes in interest rates to the fair value of our fixed-maturity securities at December 31, 2023 (amounts in thousands):

| Hypothetical Change in Interest Rates | Estimated Fair Value | Change in Estimated Fair Value | Percentage Increase (Decrease) in Estimated Fair Value |
|---|---|---|---|
| 300 basis point increase | $373,279 | $(9,959) | -2.60% |
| 200 basis point increase | 376,599 | (6,639) | -1.73% |
| 100 basis point increase | 379,918 | (3,320) | -0.87% |
| 100 basis point decrease | 386,558 | 3,320 | 0.87% |
| 200 basis point decrease | 389,878 | 6,640 | 1.73% |
| 300 basis point decrease | 393,198 | 9,960 | 2.60% |

*Credit Risk*

Credit risk can expose us to potential losses arising principally from adverse changes in the financial condition of the issuers of our fixed-maturity securities. We mitigate the risk by investing in fixed-maturity securities that are generally investment grade, by diversifying our investment portfolio to avoid concentrations in any single issuer or business sector, and by continually monitoring each individual security for declines in credit quality. While we emphasize credit quality in our investment selection process, significant downturns in the markets or general economy may impact the credit quality of our portfolio.

The following table presents the composition of our fixed-maturity securities, by rating, at December 31, 2023 (amounts in thousands):

| Comparable Rating | Cost or Amortized Cost | % of Total Amortized Cost | Estimated Fair Value | % of Total Estimated Fair Value |
|---|---|---|---|---|
| AAA | $ 94,031 | 24 | $ 94,064 | 25 |
| AA+, AA, AA- | 267,508 | 69 | 263,892 | 69 |
| A+, A, A- | 13,353 | 3 | 13,091 | 3 |
| BBB+, BBB, BBB- | 10,799 | 3 | 10,618 | 3 |
| CCC+, CC and Not rated | 1,996 | 1 | 1,573 | — |
| Total | $387,687 | 100 | $383,238 | 100 |

### Equity Price Risk

Our equity investment portfolio at December 31, 2023 included common stocks, perpetual preferred stocks, mutual funds and exchange-traded funds. We may incur potential losses due to adverse changes in equity security prices. We manage the risk primarily through industry and issuer diversification and asset mix.

The following table illustrates the composition of our equity securities at December 31, 2023 (amounts in thousands):

| | Estimated Fair Value | % of Total Estimated Fair Value |
|---|---|---|
| Stocks by sector: | | |
| Consumer | $ 7,666 | 17 |
| Financial | 6,047 | 13 |
| Technology | 3,291 | 7 |
| Other (1) | 2,681 | 7 |
| | 19,685 | 44 |
| | | |
| Mutual funds and exchange-traded funds by type: | | |
| Debt | 19,694 | 43 |
| Equity | 6,077 | 13 |
| Alternative | 81 | — |
| | 25,852 | 56 |
| Total | $45,537 | 100 |

(1)  Represents an aggregate of less than 5% sectors.

### Foreign Currency Exchange Risk

At December 31, 2023, we did not have any material exposure to foreign currency related risk.

**ITEM 8 –** *Financial Statements and Supplementary Data*

**Index to Financial Statements**

|  | Page |
|---|---|
| Reports of Independent Registered Public Accounting Firm | 44-48 |
| Consolidated Balance Sheets at December 31, 2023 and 2022 | 49 |
| Consolidated Statements of Income for the Years Ended December 31, 2023, 2022 and 2021 | 50 |
| Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022 and 2021 | 51 |
| Consolidated Statements of Equity for the Years Ended December 31, 2023, 2022 and 2021 | 52-54 |
| Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022 and 2021 | 55-57 |
| Notes to Consolidated Financial Statements for the Years Ended December 31, 2023, 2022 and 2021 | 58-125 |

## Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors, and Audit Committee
HCI Group, Inc. and Subsidiaries

### Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HCI Group, Inc. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2024 expressed an unqualified opinion thereon.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

### Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Reserves for Losses and Loss Adjustment Expenses*

As described in Note 2 — "Summary of Significant Accounting Policies" and Note 15 — "Losses and Loss Adjustment Expenses" to the consolidated financial statements, the Company's reserves for losses and loss adjustment expenses ("LAE") reported in the consolidated balance sheet were $585.1 million at December 31, 2023. Reserves for losses and LAE reflect management's best estimate regarding the Company's ultimate losses, resulting in a liability for claims that have been incurred, but not yet paid, and claims that have been incurred but not yet reported. The reserves are based on the application of actuarial techniques and other projection methodologies, taking into consideration other facts and circumstances known at the balance sheet date. The methods used by management in determining the reserves for losses and LAE are complex and subjective with various key inputs and assumptions. Judgement is required to determine the inputs and assumptions used and these can significantly impact the reserves recognized. The most significant judgments include the choice of the appropriate standard actuarial reserving methods, the selection of loss development factors that place reliance on actual historical loss experience, current claim trends, and the prevailing social, economic and legal environments, and reserves derived specific to catastrophe events.

The principal considerations for our determination of the reserves for losses and LAE as a critical audit matter are the complexity and subjectivity of the judgments, estimates and assumptions that management utilized in determining their ultimate loss estimates. This required a high degree of effort and judgment in selecting the audit procedures to evaluate management's estimates and assumptions as it relates to the reserves for losses and LAE, including the use of an auditor's specialist.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to management's determination of the reserves for losses and LAE, including controls over the actuarial methods and assumptions utilized to support the reserve calculations, and controls over the completeness and accuracy of historical loss data utilized in the reserves calculations.

- We tested the completeness and accuracy of the historical loss data used in the development of the reserves.

- We performed analytical procedures over the Company's recorded reserves in relation to the Company's consulting actuary's range of reserve estimates.

- We engaged an actuary as an auditor's specialist to independently assess the Company's consulting actuary's selection of actuarial methods and assumptions and the resulting reserve ranges and point estimates.

*Valuation of Limited Partnership Investments*

As described in Note 2 — "Summary of Significant Accounting Policies" and Note 5 — "Investments" to the consolidated financial statements, the Company's limited partnership investments reported in the consolidated balance sheet were $23.6 million at December 31, 2023. For the investments with ownership interest at five percent or less, the Company uses the net asset value method to estimate the fair value of these investments. Due to a reporting lag, the Company may record an adjustment to the Company's most recent share of net asset value when the amount can be reasonably estimated and a significant adverse impact on the net asset value is expected as a result of a major economic event. The methods used by management in determining if an adjustment to the Company's most recent share of net asset value is necessary are complex and subjective based on the judgement that is required to determine the key inputs and assumptions which can significantly impact the adjustments recognized.

The principal considerations for our determination of the valuation of limited partnership investments as a critical audit matter are the subjectivity of the inputs and assumptions that management utilized in determining the adjustment to the Company's most recent share of net asset value. This required a high degree of effort and judgment in selecting the audit procedures to evaluate management's estimates and assumptions as it relates to the valuation of limited partnership investments, including the use of an auditor's specialist.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the valuation of limited partnership investments, including controls over management's estimate of the adjustment to the Company's most recent share of net asset value of the limited partnership investments.

- We tested the completeness and accuracy of the data utilized by management and evaluated the reasonableness of management's assumptions used to develop an estimate of fair value.

- We engaged a specialist to develop an independent estimate of fair value of the limited partnership investments and comparison of management's estimate to the independently developed estimate of fair value.

/s/ FORVIS, LLP

We have served as the Company's auditor since 2013.

Charlotte, North Carolina
March 8, 2024

**Report of Independent Registered Public Accounting Firm on Internal Control**

To the Shareholders, Board of Directors, and Audit Committee
HCI Group, Inc. and Subsidiaries

**Opinion on Internal Control Over Financial Reporting**

We have audited HCI Group, Inc. and Subsidiaries (the "Company")'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company for each of the three years in the period ended December 31, 2023, and our report dated March 8, 2024, expressed an unqualified opinion on those consolidated financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ FORVIS, LLP

Charlotte, North Carolina
March 8, 2024

# HCI GROUP, INC. AND SUBSIDIARIES
## Consolidated Balance Sheets
### (Dollar amounts in thousands)

|  | December 31, | |
|---|---|---|
|  | **2023** | **2022** |
| **Assets** | | |
| Fixed-maturity securities, available-for-sale, at fair value (amortized cost: $387,687 and $494,197, respectively and allowance for credit losses: $0 and $0, respectively) | $ 383,238 | $ 483,901 |
| Equity securities, at fair value (cost: $44,011 and $36,272, respectively) | 45,537 | 34,583 |
| Limited partnership investments | 23,583 | 25,702 |
| Investment in unconsolidated joint venture, at equity | — | 18 |
| Real estate investments | 67,893 | 71,388 |
| Total investments | 520,251 | 615,592 |
| Cash and cash equivalents (a) | 536,478 | 234,863 |
| Restricted cash (a) | 3,287 | 2,900 |
| Receivable from maturities of fixed-maturity securities | 91,085 | — |
| Accrued interest and dividends receivable | 3,507 | 1,952 |
| Income taxes receivable | — | 2,807 |
| Deferred income taxes, net | 512 | — |
| Premiums receivable, net (allowance: $3,152 and $5,362, respectively) | 38,037 | 34,998 |
| Assumed premiums receivable | 19,954 | — |
| Prepaid reinsurance premiums | 86,232 | 66,627 |
| Reinsurance recoverable, net of allowance for credit losses: | | |
|     Paid losses and loss adjustment expenses (allowance: $0 and $0, respectively) | 19,690 | 71,594 |
|     Unpaid losses and loss adjustment expenses (allowance: $118 and $454, respectively) | 330,604 | 616,765 |
| Deferred policy acquisition costs | 42,910 | 45,522 |
| Property and equipment, net | 29,251 | 17,910 |
| Right-of-use assets – operating leases | 1,407 | 777 |
| Intangible assets, net | 7,659 | 10,578 |
| Funds withheld for assumed business | 30,087 | 48,772 |
| Other assets (a) | 50,365 | 31,671 |
| Total assets | $1,811,316 | $1,803,328 |
| **Liabilities and Equity** | | |
| Losses and loss adjustment expenses | $ 585,073 | $ 863,765 |
| Unearned premiums | 501,157 | 368,047 |
| Advance premiums | 15,895 | 18,587 |
| Reinsurance payable on paid losses and loss adjustment expenses | 3,145 | 8,606 |
| Ceded reinsurance premiums payable | 8,921 | 17,646 |
| Assumed premiums payable | 850 | — |
| Accrued expenses | 19,722 | 14,534 |
| Income tax payable | 7,702 | — |
| Deferred income taxes, net | — | 1,704 |
| Reinsurance recovered in advance on unpaid losses | — | 19,863 |
| Long-term debt | 208,495 | 211,687 |
|     Lease liabilities – operating leases | 1,408 | 721 |
| Other liabilities | 35,623 | 23,361 |
| Total liabilities | 1,387,991 | 1,548,521 |
| Commitments and contingencies (Note 25) | | |
| Redeemable noncontrolling interest (Note 21) | 96,160 | 93,553 |
| Equity: | | |
|     Common stock (no par value, 40,000,000 shares authorized, 9,738,183 and 8,598,682 shares issued and outstanding in 2023 and 2022, respectively) | — | — |
|     Additional paid-in capital | 89,568 | — |
|     Retained income | 238,438 | 172,482 |
|     Accumulated other comprehensive loss, net of taxes | (3,163) | (9,886) |
| Total stockholders' equity | 324,843 | 162,596 |
| Noncontrolling interests | 2,322 | (1,342) |
| Total equity | 327,165 | 161,254 |
| Total liabilities, redeemable noncontrolling interest and equity | $1,811,316 | $1,803,328 |

(a)   See Note 16 for details of balances associated with variable interest entity.

See accompanying Notes to Consolidated Financial Statements.

## HCI GROUP, INC. AND SUBSIDIARIES
## Consolidated Statements of Income
### (Dollar amounts in thousands, except per share amounts)

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | 2023 | 2022 | 2021 |
| **Revenue** | | | |
| Gross premiums earned | $ 765,512 | $ 724,716 | $ 577,044 |
| Premiums ceded | (269,627) | (261,144) | (199,741) |
| Net premiums earned | 495,885 | 463,572 | 377,303 |
| Net investment income | 46,234 | 32,447 | 12,335 |
| Net realized investment (losses) gains | (1,996) | (1,187) | 6,472 |
| Net unrealized investment gains (losses) | 3,215 | (7,153) | 1,363 |
| Policy fee income | 4,704 | 4,279 | 3,995 |
| Gain from remeasurement of contingent liabilities | — | 3,117 | — |
| Other | 2,628 | 4,488 | 6,447 |
| Total revenue | 550,670 | 499,563 | 407,915 |
| **Expenses** | | | |
| Losses and loss adjustment expenses | 254,579 | 371,463 | 227,525 |
| Policy acquisition and other underwriting expenses | 90,822 | 104,977 | 93,732 |
| General and administrative personnel expenses | 53,868 | 56,511 | 45,428 |
| Interest expense | 11,117 | 7,768 | 6,400 |
| Impairment loss | — | 2,284 | — |
| Debt conversion expense | — | — | 1,754 |
| Other operating expenses | 22,634 | 24,978 | 21,843 |
| Total expenses | 433,020 | 567,981 | 396,682 |
| Income (loss) before income taxes | 117,650 | (68,418) | 11,233 |
| Income tax expense (benefit) | 28,393 | (13,815) | 3,991 |
| Net income (loss) | 89,257 | (54,603) | 7,242 |
| Net income attributable to redeemable noncontrolling interest (Note 21) | (9,370) | (9,106) | (7,399) |
| Net (income) loss attributable to noncontrolling interests | (853) | 5,198 | 2,013 |
| Net income (loss) after noncontrolling interests | $ 79,034 | $ (58,511) | $ 1,856 |
| Basic earnings (loss) per share | $ 9.13 | $ (6.24) | $ 0.23 |
| Diluted earnings (loss) per share | $ 7.62 | $ (6.24) | $ 0.21 |

See accompanying Notes to Consolidated Financial Statements.

**HCI GROUP, INC. AND SUBSIDIARIES**
**Consolidated Statements of Comprehensive Income**
**(Dollar amounts in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Net income (loss) | $ 89,257 | $ (54,603) | $ 7,242 |
| Other comprehensive income (loss): | | | |
| Change in unrealized gains (losses) on investments: | | | |
| Net unrealized gains (losses) arising during the period | 4,818 | (11,355) | (692) |
| Call and repayment gains charged to investment income | — | — | (36) |
| Reclassification adjustment for net realized losses (gains) | 1,029 | 429 | (687) |
| Net change in unrealized gains (losses) | 5,847 | (10,926) | (1,415) |
| Deferred income taxes on above change | 1,114 | 154 | 347 |
| Total other comprehensive income (loss), net of income taxes | 6,961 | (10,772) | (1,068) |
| Comprehensive income (loss) | 96,218 | (65,375) | 6,174 |
| Comprehensive (income) loss attributable to noncontrolling interests | (1,091) | 5,586 | 2,035 |
| Comprehensive income (loss) after noncontrolling interests | $ 95,127 | $ (59,789) | $ 8,209 |

See accompanying Notes to Consolidated Financial Statements.

**HCI GROUP, INC. AND SUBSIDIARIES**
**Consolidated Statements of Equity**
**For the Year Ended December 31, 2023**
**(Dollar amounts in thousands, except per share amount)**

| | Common Stock | | Additional Paid-In Capital | Retained Income | Accumulated Other Comprehensive Loss, Net of Tax | Total Stockholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Balance at December 31, 2022 | 8,598,682 | $ — | $ — | $172,482 | $ (9,886) | $ 162,596 | $ (1,342) | $161,254 |
| Net income | — | — | — | 87,743 | — | 87,743 | 1,514 | 89,257 |
| Net income attributable to redeemable noncontrolling interest | — | — | — | (8,709) | — | (8,709) | (661) | (9,370) |
| Total other comprehensive income, net of income taxes | — | — | — | — | 6,723 | 6,723 | 238 | 6,961 |
| Issuance of restricted stock | 13,000 | — | — | — | — | — | — | — |
| Forfeiture of restricted stock | (9,001) | — | — | — | — | — | — | — |
| Repurchase and retirement of common stock | (14,498) | — | (784) | — | — | (784) | — | (784) |
| Issuance of common stock in public offering | 1,150,000 | — | 84,572 | — | — | 84,572 | — | 84,572 |
| Dilution from subsidiary stock-based compensation | — | — | — | — | — | — | 2,573 | 2,573 |
| Common stock dividends ($1.60 per share) | — | — | — | (13,719) | — | (13,719) | — | (13,719) |
| Stock-based compensation | — | — | 6,421 | — | — | 6,421 | — | 6,421 |
| Additional paid-in capital shortfall adjustment allocated to retained income | — | — | (641) | 641 | — | — | — | — |
| Balance at December 31, 2023 | 9,738,183 | $ — | $ 89,568 | $238,438 | $ (3,163) | $ 324,843 | $ 2,322 | $327,165 |

See accompanying Notes to Consolidated Financial Statements.

**HCI GROUP, INC. AND SUBSIDIARIES**
**Consolidated Statements of Equity – (Continued)**
**For the Year Ended December 31, 2022**
**(Dollar amounts in thousands, except per share amount)**

| | Common Stock | | Additional Paid-In Capital | Retained Income | Accumulated Other Comprehensive Income (Loss), Net of Tax | Total Stockholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Balance at December 31, 2021 | 10,131,399 | $ — | $ 76,077 | $246,790 | $ 498 | $ 323,365 | $ 1,138 | $324,503 |
| Net loss | — | — | — | (50,097) | — | (50,097) | (4,506) | (54,603) |
| Net income attributable to redeemable noncontrolling interest | — | — | — | (8,414) | — | (8,414) | (692) | (9,106) |
| Total other comprehensive loss, net of income taxes | — | — | — | — | (10,384) | (10,384) | (388) | (10,772) |
| Issuance of restricted stock | 7,000 | — | — | — | — | — | — | — |
| Forfeiture of restricted stock | (11,230) | — | — | — | — | — | — | — |
| Repurchase and retirement of common stock | (1,137,336) | — | (71,242) | — | — | (71,242) | — | (71,242) |
| Repurchase and retirement of common stock under share repurchase plan | (391,151) | — | (17,070) | — | — | (17,070) | — | (17,070) |
| Dilution from subsidiary stock-based compensation | — | — | — | — | — | — | 3,106 | 3,106 |
| Common stock dividends ($1.60 per share) | — | — | — | (15,157) | — | (15,157) | — | (15,157) |
| Stock-based compensation | — | — | 11,595 | — | — | 11,595 | — | 11,595 |
| Additional paid-in capital shortfall adjustment allocated to retained income | — | — | 640 | (640) | — | — | — | — |
| Balance at December 31, 2022 | 8,598,682 | $ — | $ — | $172,482 | $ (9,886) | $ 162,596 | $ (1,342) | $161,254 |

See accompanying Notes to Consolidated Financial Statements.

53

**HCI GROUP, INC. AND SUBSIDIARIES**
**Consolidated Statements of Equity – (Continued)**
**For the Year Ended December 31, 2021**
**(Dollar amounts in thousands, except per share amount)**

| | Common Stock | | Additional Paid-In Capital | Retained Income | Accumulated Other Comprehensive Income, Net of Tax | Total Stockholders' Equity | Noncontrolling Interests | Total Equity |
|---|---|---|---|---|---|---|---|---|
| | Shares | Amount | | | | | | |
| Balance at December 31, 2020 | 7,785,617 | $ — | $ — | $199,592 | $ 1,544 | $ 201,136 | $ — | $201,136 |
| Net income (loss) | — | — | — | 8,779 | — | 8,779 | (1,537) | 7,242 |
| Net income attributable to redeemable noncontrolling interest | — | — | — | (6,923) | — | (6,923) | (476) | (7,399) |
| Cumulative effect of change in accounting principle | — | — | — | (3,018) | — | (3,018) | — | (3,018) |
| Total other comprehensive loss, net of income taxes | — | — | — | — | (1,046) | (1,046) | (22) | (1,068) |
| Issuance of restricted stock | 564,426 | — | — | — | — | — | — | — |
| Forfeiture of restricted stock | (55,665) | — | — | — | — | — | — | — |
| Cancellation of restricted stock | (142,760) | — | — | — | — | — | — | — |
| Repurchase and retirement of common stock | (17,193) | — | (1,308) | — | — | (1,308) | — | (1,308) |
| Issuance of common stock | 100,000 | — | 5,410 | — | — | 5,410 | — | 5,410 |
| Common stock issued on conversions of 4.25% senior notes | 1,896,974 | — | 114,928 | — | — | 114,928 | — | 114,928 |
| Dilution from subsidiary stock-based compensation | — | — | — | — | — | — | 3,173 | 3,173 |
| Issuance of warrants, net of issuance costs | — | — | 8,640 | — | — | 8,640 | — | 8,640 |
| Common stock dividends ($1.60 per share) | — | — | — | (13,759) | — | (13,759) | — | (13,759) |
| Stock-based compensation | — | — | 10,526 | — | — | 10,526 | — | 10,526 |
| Additional paid-in capital shortfall adjustment allocated to retained income | — | — | (62,119) | 62,119 | — | — | — | — |
| Balance at December 31, 2021 | 10,131,399 | $ — | $ 76,077 | $246,790 | $ 498 | $ 323,365 | $ 1,138 | $324,503 |

See accompanying Notes to Consolidated Financial Statements.

**HCI GROUP, INC. AND SUBSIDIARIES**
**Consolidated Statements of Cash Flows**
**(Dollar amounts in thousands)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Cash flows from operating activities: | | | |
| Net income (loss) after noncontrolling interests | $ 79,034 | $ (58,511) | $ 1,856 |
| Net income attributable to noncontrolling interests | 10,223 | 3,908 | 5,386 |
| Net income (loss) | 89,257 | (54,603) | 7,242 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | | |
| Stock-based compensation expense | 9,348 | 15,107 | 13,754 |
| Net (accretion of discount) amortization of premiums on investments in fixed-maturity securities | (4,497) | (961) | 169 |
| Depreciation and amortization | 8,184 | 8,010 | 5,549 |
| Deferred income tax (benefit) expense | (1,102) | (9,881) | 1,142 |
| Net realized investment losses (gains) | 1,996 | 1,187 | (6,472) |
| Net unrealized investment (gains) losses | (3,215) | 7,153 | (1,363) |
| Credit loss expense—reinsurance recoverable | (336) | 364 | 5 |
| Net income from unconsolidated joint venture | — | (495) | (417) |
| Distributions received from unconsolidated joint venture | — | 489 | 114 |
| Net income from limited partnership interests | (661) | (3,963) | (4,947) |
| Distributions received from limited partnership interests | 1,148 | 3,001 | 3,604 |
| Impairment loss | — | 2,284 | — |
| Loss on extinguishment of debt | 177 | — | — |
| Debt conversion expense | — | — | 1,754 |
| Gain on involuntary conversion | — | (13,402) | — |
| Gain on sale of real estate investments | (8,811) | (376) | — |
| Gain from remeasurement of contingent liabilities | — | (3,117) | — |
| Foreign currency remeasurement loss | 60 | 108 | 64 |
| Other non-cash items | 158 | (47) | 61 |
| Changes in operating assets and liabilities: | | | |
| Accrued interest and dividends receivable | (1,555) | (1,599) | 235 |
| Income taxes | 10,509 | 1,277 | 470 |
| Premiums receivable, net | (3,039) | 33,159 | 225 |
| Assumed premiums receivable | (19,954) | — | — |
| Prepaid reinsurance premiums | (19,605) | (40,272) | 10,021 |
| Reinsurance recoverable | 338,401 | (612,073) | 8,491 |
| Deferred policy acquisition costs | 2,612 | 12,173 | (13,837) |
| Funds withheld for assumed business | 18,685 | 24,944 | (73,716) |
| Other assets | (19,893) | (15,581) | 4,487 |
| Losses and loss adjustment expenses | (278,692) | 626,600 | 24,996 |
| Unearned premiums | 133,110 | 1,303 | 97,345 |
| Advance premiums | (2,692) | 4,816 | 2,401 |
| Reinsurance payable on paid losses and loss adjustment expenses | (5,461) | 4,589 | 4,017 |
| Ceded reinsurance premiums payable | (8,725) | (1,672) | 9,554 |
| Assumed premiums payable | 850 | — | (87) |
| Reinsurance recovered in advance on unpaid losses | (19,863) | 19,863 | — |
| Accrued expenses and other liabilities | 14,264 | (8,397) | 1,642 |
| Net cash provided by (used in) operating activities | 230,658 | (12) | 96,503 |

(continued)

## HCI GROUP, INC. AND SUBSIDIARIES
## Consolidated Statements of Cash Flows – (Continued)
## (Dollar amounts in thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Cash flows from investing activities: | | | |
| Investments in limited partnership interests | (1,483) | (1,967) | (3,756) |
| Distributions received from limited partnership interests | 3,115 | 5,360 | 4,657 |
| Distributions received from unconsolidated joint venture | 18 | 351 | 623 |
| Purchase of property and equipment | (6,502) | (6,341) | (3,318) |
| Purchase of real estate investments | (21,405) | (841) | (1,367) |
| Purchase of intangible assets | (1,786) | (3,800) | — |
| Purchase of fixed-maturity securities | (332,152) | (614,843) | (18,303) |
| Purchase of equity securities | (20,501) | (22,887) | (102,801) |
| Purchase of short-term and other investments | (81) | (42) | (1,307) |
| Compensation received for property relinquished through eminent domain | — | 14,500 | — |
| Proceeds from sales of real estate investments | 21,746 | 667 | — |
| Proceeds from sales of fixed-maturity securities | 22,326 | 11,716 | 23,055 |
| Proceeds from calls, repayments and maturities of fixed-maturity securities | 328,719 | 151,415 | 23,430 |
| Proceeds from sales of equity securities | 12,202 | 31,605 | 112,310 |
| Proceeds from sales, redemptions and maturities of short-term and other investments | 53 | 570 | 3,629 |
| Net cash provided by (used in) investing activities | 4,269 | (434,537) | 36,852 |
| Cash flows from financing activities: | | | |
| Cash dividends paid | (13,719) | (15,233) | (14,065) |
| Cash dividends received under share repurchase forward contract | — | 76 | 306 |
| Net repayment under revolving credit facility | — | (15,000) | (8,750) |
| Net proceeds from issuance of common stock | 84,572 | — | — |
| Proceeds from issuance of redeemable noncontrolling interest and warrants | — | — | 100,000 |
| Issuance costs—redeemable noncontrolling interest | — | — | (6,262) |
| Cash dividends paid to redeemable noncontrolling interest | (6,763) | (5,508) | (2,542) |
| Proceeds from issuance of long-term debt | 12,000 | 172,500 | — |
| Repayment of long-term debt | (562) | (1,009) | (970) |
| Redemption of long-term debt | (6,895) | — | — |
| Repurchases of common stock | (784) | (71,242) | (1,314) |
| Repurchases of common stock under share repurchase plan | — | (17,070) | — |
| Purchase of noncontrolling interests | (354) | (406) | (55) |
| Debt conversion expense paid | — | — | (1,895) |
| Debt issuance costs | (378) | (6,041) | (152) |
| Net cash provided by financing activities | 67,117 | 41,067 | 64,301 |
| Effect of exchange rate changes on cash | (42) | (98) | (54) |
| Net increase (decrease) in cash, cash equivalents, and restricted cash | 302,002 | (393,580) | 197,602 |
| Cash, cash equivalents, and restricted cash at beginning of year | 237,763 | 631,343 | 433,741 |
| Cash, cash equivalents, and restricted cash at end of year | $ 539,765 | $ 237,763 | $ 631,343 |

(continued)

# HCI GROUP, INC. AND SUBSIDIARIES
## Consolidated Statements of Cash Flows – (Continued)
### (Dollar amounts in thousands)

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Supplemental disclosure of cash flow information: | | | |
| Cash paid for income taxes | $19,045 | $ 146 | $ 2,379 |
| Cash paid for interest | $ 9,248 | $ 6,155 | $ 7,110 |
| Non-cash investing and financing activities: | | | |
| Unrealized gain (loss) on investments in available-for-sale securities, net of tax | $ 6,961 | $(10,772) | $ (1,068) |
| Payable on purchases of equity securities | $ 379 | $ — | $ — |
| Receivable from maturities of fixed-maturity securities | $91,085 | $ — | $ — |
| Common stock issued on conversions of 4.25% senior notes | $ — | $ — | $114,928 |
| Warrants issued in Centerbridge transaction | $ — | $ — | $ 9,217 |
| Asset acquired under finance lease | $ — | $ — | $ 6 |
| Purchase of real estate investments and intangible assets: | | | |
| Assumed liability | $ 4 | $ — | $ — |
| Acquisition of intangibles: | | | |
| Common stock issued | $ — | $ — | $ 5,410 |
| Contingent consideration payable | $ — | $ 1,069 | $ 2,419 |

See accompanying Notes to Consolidated Financial Statements.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

**Note 1 — Nature of Operations**

HCI Group, Inc., together with its subsidiaries ("HCI" or the "Company"), is primarily engaged in the property and casualty insurance business through two Florida domiciled insurance companies, Homeowners Choice Property & Casualty Insurance Company, Inc. ("HCPCI") and TypTap Insurance Company ("TypTap"). Both HCPCI and TypTap are authorized to underwrite various homeowners' property and casualty insurance products and allied lines business in the state of Florida and in other states. The operations of both insurance subsidiaries are supported by HCI Group, Inc. and certain HCI subsidiaries. The Company emphasizes the use of internally developed technologies to collect and analyze claims and other supplemental data to generate savings and efficiency for the operations of the insurance subsidiaries. In addition, Greenleaf Capital, LLC, the Company's real estate subsidiary, is primarily engaged in the businesses of owning and leasing real estate and operating marina facilities.

In the first quarter of 2021, the Company reorganized its operations to focus on specific business segments, resulting in the creation of TypTap Insurance Group, Inc. ("TTIG") with a separate workforce, board of directors and financial reporting structure. Companies under TTIG include TypTap, TypTap Management Company, Exzeo USA, Inc., and Cypress Tech Development Company, Inc., the parent company of an India company, Exzeo Software Private Limited. TTIG and its subsidiaries are known as TypTap Group.

In October 2023, the Company incorporated a new subsidiary, Core Risk Managers, LLC ("CRM"), in the state of Florida. Its sole purpose is to conduct daily operations on behalf of Condo Owners Reciprocal Exchange ("CORE") under an attorney-in-fact agreement. CORE, a reciprocal insurance exchange, was organized in November 2023 to offer commercial residential multiple peril insurance products. See Note 16 — "Variable Interest Entity" for additional information.

With the addition of CORE, the Company now conducts its operations through five reportable segments: 1) HCPCI insurance operations, 2) TypTap Group, 3) CORE insurance operations, 4) real estate operations, and 5) corporate and other. See Note 17 — "Segment Information" for additional information.

**Assumed Business**

*Northeast Region*

Effective December 31, 2020, the Company, through HCPCI, began providing 69.5% quota share reinsurance on all in-force, new and renewal policies issued by United Property & Casualty Insurance Company, an insurance subsidiary of United Insurance Holdings Corporation ("United"), in the states of Connecticut, New Jersey, Massachusetts, and Rhode Island (collectively "Northeast Region") through May 31, 2021. The Company also entered into a renewal rights agreement with United in connection with the Northeast Region assumed business, under which the Company had the right to renew and/or replace United's insurance policies at the end of their respective policy periods. The policy replacement date was set for June 1, 2021 or such other date as mutually agreed by both parties. In return, United received 100,000 shares of HCI's common stock and a renewal rights ceding commission of 6% on any replacement premium in excess of $80,000. The aggregate ceding commission amount did not exceed $3,100.

Effective June 1, 2021, the Company, through HCPCI and TypTap, began providing 100% quota share reinsurance on all of United's in-force, new and renewal policies in the Northeast Region through May 31, 2022. Under this agreement, each insurance subsidiary assumed 50% of the business and paid United a ceding commission of 24% of premium. Through its insurance subsidiaries, the Company began renewing and/or replacing United policies in two states in December 2021, a third state in January 2022, and the fourth state in April 2022.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

*Southeast Region*

In February 2022, HCPCI entered into another reinsurance agreement with United where HCPCI provides 85% quota share reinsurance on all of United's personal lines insurance business in the states of Georgia, North Carolina, and South Carolina (collectively "Southeast Region") from December 31, 2021 through May 31, 2022. Under this agreement, HCPCI paid United a catastrophe allowance of 9% of premium and a provisional ceding commission of 25% of premium.

The Company also entered into a renewal rights agreement with United in connection with the Southeast Region assumed business. Under the renewal rights agreement, the Company had the right to renew and/or replace United's insurance policies at the end of their respective policy periods. The policy replacement date was set for June 1, 2022 or such other date as mutually agreed by both parties. As part of the transaction, United received a renewal rights ceding commission of 6%, with a portion of the ceding commission paid up-front. The agreement specified that the aggregate ceding commission amount would not exceed $6,000.

The Company, through TypTap, entered into a new quota share reinsurance agreement in June 2022 to provide 100% reinsurance on all of United's in-force, new and renewal policies in the Southeast Region from June 1, 2022 through May 31, 2023. In exchange, TypTap paid United a ceding commission of 16% of premium. The Company began renewing United's policies in South Carolina on June 1, 2022. On October 1, 2022, the Company began renewing and/or replacing United's policies in Georgia. On December 1, 2022, the Company began renewing United's policies in North Carolina.

*Citizens Assumption*

From time to time, the Company may participate in a "take-out program" through which the Company assumes insurance policies held by Citizens Property Insurance Corporation ("Citizens"), a Florida state-supported insurer. The take-out program is a legislatively mandated program designed to reduce the state's risk exposure by encouraging private companies to assume policies from Citizens. During the fourth quarter of 2023, the Company's two insurance subsidiaries, HCPCI and TypTap, were approved by the Florida Department of Financial Services, Office of Insurance Regulation ("FLOIR") to assume a total of 75,000 policies. In December 2023, approximately 60,100 policies were assumed, representing approximately $226,400 in annualized gross written premiums. See Note 30 —"Subsequent Events" for additional information.

**Note 2 — Summary of Significant Accounting Policies**

***Basis of Presentation.*** The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Principles of Consolidation.*** The accompanying consolidated financial statements include the accounts of HCI Group, Inc. and its majority-owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, the Company evaluates its relationships or investments for consolidation pursuant to authoritative accounting guidance related to the consolidation of variable interest entities under the Variable Interest Model prescribed by the Financial Accounting Standards Board ("FASB"). A variable interest entity is consolidated when the Company has the power to direct activities that most significantly impact the economic performance of the variable interest entity and has the obligation to absorb losses or the right to receive benefits from the variable interest entity that could potentially be significant to the variable interest entity. When a variable interest entity is not consolidated, the Company uses the equity method to account for the investment. Under this method, the carrying value is generally the Company's share of the net asset value of the unconsolidated entity, and changes in the Company's share of the net asset value are recorded in net investment income.

***Use of Estimates.*** The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ materially from these estimates. Material estimates that are particularly susceptible to significant change in the near term are primarily related to losses and loss adjustment expenses, reinsurance with retrospective provisions, reinsurance recoverable, deferred income taxes, limited partnership investments, intangible assets acquired from United, allowance for credit losses, and stock-based compensation expense.

***Cash and Cash Equivalents.*** The Company considers all short-term highly liquid investments with original maturities of less than three months to be cash and cash equivalents. At December 31, 2023 and 2022, cash and cash equivalents consisted of cash on deposit with financial institutions and securities brokerage firms, and certificates of deposit.

***Restricted Cash.*** Restricted cash represents funds in the Company's sole ownership held by certain states in which the Company's insurance subsidiaries conduct business to meet regulatory requirements and not available for immediate business use. Funds withheld in an account for which the Company is a co-owner but not the named beneficiary are not considered restricted cash and are included in funds withheld for assumed business on the consolidated balance sheets.

***Available-for-Sale Fixed-Maturity Securities.*** Fixed-maturity securities that are available for sale include debt securities and redeemable preferred stock. The Company's available-for-sale securities are carried at fair value. Changes in the fair value of available-for-sale securities representing unrealized gains or losses, other than credit losses, are excluded from net investment income and reported in stockholders' equity as a component of accumulated other comprehensive income (loss), net of deferred income taxes. Realized investment gains and losses from sales are recorded on the trade date and are determined using the first-in first-out ("FIFO") method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the estimated remaining term of the security. Gains and losses from call redemptions and repayments are charged to investment income.

The Company reviews fixed-maturity securities for impairment on a monthly basis. When reviewing impaired securities, the Company considers its ability and intent to hold these securities and whether it is probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity. For the fixed-maturity securities that the Company intends to sell or it is probable that the Company will have to sell before recovery or maturity, the unrealized losses are recognized as impairment losses in income.

Impaired securities where the Company has the ability and intent to hold until recovery and believes it is not probable that the Company will be required to sell these securities prior to their anticipated recovery or maturity, are evaluated for the existence of credit-related losses. When determining impairment due to a credit-related loss, the Company carefully considers factors such as the issuer's financial ratios and condition, the security's current ratings and maturity date, the failure of the issuer to make a scheduled payment, and overall market conditions in estimating the cash flows expected to be collected. The expected cash flows discounted at the effective interest rate of the security implicit at the date of acquisition are then compared with the security's amortized cost at the measurement date. A credit loss is incurred when the present value of the expected cash flows is less than the security's amortized cost. If such credit-related losses exist, an allowance for credit losses is established with a charge in the consolidated statement of income. Subsequent changes in the allowance, whether favorable or unfavorable, are recorded on the consolidated statement of income. See additional information in the Allowance for Credit Losses section within this note. Any remaining impairment loss related to other non-credit factors such as changes in interest rates or market conditions is reflected as a component of accumulated other comprehensive income (loss).

***Allowance for Credit Losses.*** Allowance for credit losses represents an estimation of potential losses that the Company may experience due to credit risk. The allowance for credit losses account is a contra account of a financial asset to reflect the net amount expected to be collected. Any increase or decrease in the allowance for credit losses related to investments is recognized and reflected as credit losses on investments in the Company's consolidated statement of income. For all other financial assets, credit loss expense is included in other operating expenses. When the risk of credit loss becomes certain, the allowance for credit losses account will be written off against the financial asset. Under the Current Expected Credit Loss ("CECL") model, the Company measures all expected credit losses related to relevant financial assets based on historical experience, current conditions, and reasonable and supportable forecasts which incorporate forward-looking information. The Company primarily uses a discounted cash flow method and a rating-based method in estimating credit losses at a reporting date for financial assets under the scope of the CECL model. The discounted cash flow method is a valuation method used to estimate the value of a financial asset based on its future cash flows. The Company uses this method to determine the expected credit losses for available-for-sale fixed-maturity securities. In addition, the Company elected not to measure an allowance for credit losses for accrued interest receivable as any uncollectible amount is adjusted to interest income on a monthly basis. At present, the exposure to credit losses for certain financial assets related to non-insurance business is considered immaterial to the Company's financial position.

For certain financial assets related to insurance business such as reinsurance recoverable and reinsurance receivable for premium refund, the Company uses a rating-based method, which is a modified version of the probability of default method. It requires two key inputs: a) the liquidation rate and b) the amount of loss exposure. The liquidation rate, which is published annually, is the ratio of impaired insurance companies that were eventually liquidated to the group of insurance companies considered by A.M. Best in its study. The amount of loss exposure represents the future billing balance, net of any collateral, spread over the projected periods that are based on the Company's historical claim payment pattern. The rating-based method measures credit losses by multiplying the future billings grouped by insurance rating over the projected periods by their corresponding liquidation rates by insurance rating.

For paid reinsurance recoverable which is due within 90 days after billing, the Company will rely heavily on each reinsurer's credit rating, recent financial condition, and historical collection problems, if any, in determining the expected credit loss. For risk attributable to disagreements between an insurer and reinsurer regarding a difference in interpretation of provisions in a reinsurance agreement ("dispute risk"), the Company will continue to use an incurred loss method to estimate losses. At December 31, 2023, there was no dispute risk associated with the reinsurance recoverable balance.

***Equity Securities.*** Equity securities represent ownership interests held by the Company in entities for investment purposes. Unrealized holding gains and losses related to equity securities are reported in the consolidated statements of income as net unrealized investment gains and losses. Realized investment gains and losses from sales are recorded on the trade date and are determined using the FIFO method (see *b) Equity Securities* in Note 5 — "Investments").

***Limited Partnership Investments.*** The Company has interests in limited partnerships that are not registered under the United States Securities Act of 1933, as amended, the securities laws of any state or the securities laws of any other jurisdictions. The partnership interests cannot be resold in the public market and any withdrawal is subject to the terms and conditions of the partnership agreements. The Company has no influence over partnership operating and financial policies. The Company uses the equity method to account for the investments with ownership interest greater than five percent. For the investments with ownership interest at five percent or less, the Company uses the net asset value method to estimate the fair value of these investments. The Company generally recognizes its share of the limited partnerships' earnings or losses on a three-month lag. Due to the lag, the Company may record an adjustment to the Company's most recent share of net asset value when the amount can be reasonably estimated and a significant adverse impact on the net asset value is expected as a result of a major economic event.

Net investment income or loss from limited partnerships represents a net aggregate amount of operating results allocated to the Company based on the percentage of ownership interest in each limited partnership.

Pursuant to U.S. GAAP, these limited partnerships which are private equity funds must measure their investments at fair value and reflect the unrealized gains and losses in the fair value of their investments on their statements of income. As a result, the carrying value of limited partnership investments at each reporting date approximates their estimated fair value.

*Investment in Unconsolidated Joint Venture.* The Company had a 90% equity interest in a limited liability company (treated as a joint venture under U.S. GAAP) that owned land for lease or for sale. The joint venture was determined to be a variable interest entity as it lacked sufficient equity to finance its activities without additional subordinated financial support. Despite having a majority equity interest, the Company did not have the power to direct the activities that most significantly impact the economic performance of the joint venture and, accordingly, was not required to consolidate the joint venture as its primary beneficiary. As a result, the Company used the equity method to account for this investment.

*Real Estate Investments.* Real estate investments include real estate and the related assets purchased for investment purposes (see Note 5 — "Investments"). Real estate and the related depreciable assets are carried at cost, net of accumulated depreciation, which is included in net investment income and allocated over the estimated useful life of the asset using the straight-line method of depreciation. Land is not depreciated. Real estate is evaluated for impairment when events or circumstances indicate the carrying value of the real estate may not be recoverable.

*Deferred Policy Acquisition Costs.* Deferred policy acquisition costs ("DAC") represent direct costs to acquire insurance contracts and consist of premium taxes, inspection fees and commissions paid to outside agents at the time of collection of the policy premium. DAC may also include expenses associated with the transition of policies from other insurers for replacement policies and the issuance of renewal policies under the Company's own rates and terms. DAC is amortized over the life of the related policy in relation to the amount of gross premiums earned. Ceding commission and related costs paid associated with assumed business are also deferred and amortized over the life of the reinsurance agreement.

The method followed in computing DAC limits the amount of such deferred costs to their estimated realizable value, which gives effect to the gross premium earned, related investment income, unpaid losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned.

DAC is reviewed to determine if it is recoverable from future premium income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. The amount of DAC considered recoverable could be reduced in the near term if the estimates of total gross premium earned are reduced or permanently impaired as a result of the disposition of a line of business. The amount of amortization of DAC could be revised in the near term if any of the gross premium earned estimates discussed above are revised.

*Property and Equipment.* Property and equipment is stated at cost less accumulated depreciation and amortization, which is included in other operating expenses. Depreciation is calculated on a straight-line basis over the estimated useful lives as follows: land improvements, five years; building, 39 years; building improvements, three to ten years; computer hardware and software, three years; and furniture and office equipment, three to seven years. Leasehold improvements are amortized over the shorter of the lease term or the asset's useful life. Land is not depreciated. Expenditures for improvements are capitalized to the property accounts. Replacements and maintenance and repairs that do not improve or extend the life of the respective assets are expensed as incurred. The Company capitalizes both internal and external costs for internally developed software during the application development stage. During the preliminary project and post-implementation stage, internal-use software development costs are expensed as incurred. Capitalized software costs are depreciated on a straight-line basis over the estimated useful life of seven years.

*Impairment of Long-Lived Assets.* Long-lived assets, such as property and equipment, are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company assesses the recoverability of long-lived assets by determining whether the assets can be recovered from undiscounted future cash flows. Recoverability of long-lived assets is dependent upon, among other things, the Company's ability to maintain profitability so as to be able to meet its obligations when they become due. In our opinion, based upon current information and projections, tangible long-lived assets will be recovered over the period of benefit.

*Leases.* The Company leases office equipment, storage units, and office space from non-affiliates under terms ranging from one month up to nine years. In assessing whether a contract is or contains a lease, the Company first determines whether there is an identified asset in the contract. The Company then determines whether the contract conveys the right to obtain substantially all of the economic benefits from use of the identified asset or the right to direct the use of the identified asset. The Company elects not to record any lease with a term of 12 months or less on the consolidated balance sheet. For such short-term leases, the Company recognizes the lease payments in expense on a straight-line basis over the lease term.

If the contract is or contains a lease and the Company has the right to control the use of the identified asset, the right-of-use ("ROU") asset and the lease liability is measured from the lease component of the contract and recognized on the consolidated balance sheet. In measuring the lease liability, the Company uses its incremental borrowing rate for a loan secured by a similar asset that has a term similar to the lease term to discount the lease payments. The contract is further evaluated to determine the classification of the lease as to whether it is finance or operating. If the lease is a finance lease, the ROU asset is depreciated to depreciation expense over the shorter of the useful life of the asset or the lease term. Interest expense is recorded in connection with the lease liability using the effective interest method. If the lease is an operating lease, the ROU asset is amortized to lease expense on a straight-line basis over the lease term. For the presentation of finance leases on the Company's consolidated balance sheets, ROU assets and corresponding lease liabilities are included with property and equipment, net, and long-term debt, respectively. For the presentation of operating leases on the Company's consolidated balance sheets, ROU assets are presented as right-of-use assets — operating leases and corresponding lease liabilities are reflected as lease liabilities — operating leases.

The Company as a lessor leases its commercial and retail properties, boat slips, and docks to non-affiliates at various terms. If the contract gives the Company's customer the right to control the use of the identified asset, revenue is recognized on a straight-line basis over the lease term. Initial direct costs incurred by the Company are deferred and amortized on a straight-line basis over the lease term. The Company also records an unbilled receivable, which is the amount by which straight-line revenue exceeds the amount billed in accordance with the lease.

***Intangible Assets.*** Intangibles related to real estate investments consist of the value attributable to the acquired in-place leases and the primary, or anchor tenant relationships. The value attributable to the anchor tenant relationship represents the economic benefits of having a nationally recognized retailer as the lead tenant, which draws consumer traffic and other tenants to the retail center. These intangibles are amortized to expense over the related lease term. Amortization of the intangibles related to real estate investments is reflected in net investment income in the consolidated statements of income. The Company reviews these intangible assets for impairment annually or when events or changes in circumstances indicate the carrying value may not be recoverable. In the event the Company determines the carrying value is not recoverable, an impairment loss is recorded in the Company's consolidated statements of income.

Acquired intangible assets represent the fair value of consideration the Company paid and is estimated to pay in exchange for the renewal rights and non-compete intangible assets acquired from the seller. In the renewal rights transactions, the Company purchased the right, but not the obligation, to offer homeowners insurance coverage to all policyholders of the seller in certain states on the agreed-upon policy replacement date. The renewal rights agreements also contain a non-compete clause whereby the seller agrees not to offer homeowners insurance policies in these states through a specified date. The Company records these intangible assets based on the fair value of the consideration it paid and is estimated to pay to the seller as provided in the renewal rights agreements with the seller. The Company engaged a third-party valuation specialist to assist with the allocation of the renewal rights and non-compete intangible assets acquired. Intangible assets are amortized over their estimated useful lives. Amortization of the renewal rights and non-compete intangible assets is reflected in other operating expenses in the consolidated statements of income. Intangible assets are evaluated to ensure that there is no impairment to carrying value and no change required in the amortization period. See Note 10 — "Intangible Assets, Net" for additional information.

***Funds Withheld for Assumed Business.*** Pursuant to the Company's quota share reinsurance agreements with United, trust accounts were established for the benefit of United as beneficiary. The trust balances represent the net amount owed to the Company under the reinsurance agreements. The trusts consist of a) funds deposited to establish the accounts and b) premiums, including any subsequent premium adjustment, and are reduced by commissions and paid losses and loss adjustment expenses. The assets within the trust accounts consist primarily of cash. Funds remaining at the completion of the quota share agreements are to be distributed according to the trust agreements. Prior to United being placed into receivership by the State of Florida on February 27, 2023, United had the exclusive and unconditional right to withdraw funds from the trust accounts on demand with written notice in compliance with the quota share reinsurance agreements. The funds are now under the control of the receiver.

***Lease Acquisition Costs.*** Lease acquisition costs represent capitalized costs of finding and acquiring tenants such as leasing commissions, legal, and marketing expenses. The costs are included in other assets on the consolidated balance sheets. The Company amortizes these costs in other operating expenses on a straight-line basis over the term of a lease.

***Long-Term Debt.*** Long-term debt includes debt instruments and finance lease obligations. A debt instrument is generally classified as a liability and carried at amortized cost, net of any issuance costs. Debt issuance costs are capitalized and amortized to interest expense over the expected life of the debt instrument using the effective interest method. At issuance, a debt instrument with embedded features such as conversion and redemption options is evaluated to determine whether bifurcation and derivative accounting is applicable. Any embedded feature other than the conversion option is evaluated at issuance to determine if it is probable that such embedded feature will be exercised. If the Company concludes that the exercisability of that embedded feature is not probable, the embedded feature is considered to be non-substantive and would not impact the initial measurement and expected life of the debt instrument.

*Redeemable Noncontrolling Interest.* Redeemable noncontrolling interest represents an economic interest in TTIG and is presented in the temporary equity (mezzanine) section of the consolidated balance sheets. The interest contains rights in dividends, voting, conversion, participation, liquidation preference and redemption. The redemption feature is not solely within the control of TTIG.

The redeemable noncontrolling interest is initially recorded at fair value and is decreased by related issuance costs. The fair value is estimated using a residual fair value approach. The effect of increasing dividend rates is accreted to the redeemable noncontrolling interest with a corresponding reduction in retained income. The effective interest method is used for accretion over the period of the increasing dividend rates. The carrying value of the interest is also subsequently adjusted for accrued dividends and dividend payments. The Company has an option to pay the dividends in cash or make a payment-in-kind. The dividends are accrued monthly assuming that they will be settled in cash.

When the redeemable noncontrolling interest is probable of becoming redeemable, the Company elects to recognize changes in the redemption value immediately as it occurs and adjust the carrying value of the interest to the maximum redemption value which is the higher of the redemption price or fair market value at the reporting date. Such changes in the redemption value are treated as dividends when calculating income available to common stockholders.

*Noncontrolling Interests.* The Company has noncontrolling interests attributable to TTIG. A noncontrolling interest arises when the Company has less than 100% of the voting rights and economic interests in a subsidiary. The noncontrolling interest is periodically adjusted for the expensing of TTIG's stock-based awards granted to its employees, the interest's share of TTIG's net income or loss to common stockholders and change in other comprehensive income or loss.

*Prepaid Share Repurchase Forward Contract.* A prepaid share repurchase forward contract is generally a contract that allows the Company to buy from a counterparty a specified number of common shares at a specific time at a given forward price. The Company entered into such a contract and evaluated the characteristics of the forward contract to determine whether it met the definition of a derivative financial instrument pursuant to U.S. GAAP. The Company determined the forward contract was an equity contract on the Company's common shares requiring physical settlement in common shares of the Company. As such, the transaction was recognized as a component of stockholders' equity with a charge to additional paid-in capital equal to the prepayment amount, which represents the cash paid to the counterparty. There was no recognition in earnings for changes in fair value in subsequent periods.

*Losses and Loss Adjustment Expenses.* Reserves for losses and loss adjustment expenses ("LAE") are determined by establishing liabilities in amounts estimated to cover incurred losses and LAE. Such reserves are determined based on the assessment of claims reported and the development of pending claims. These reserves are based on individual case estimates for the reported losses and LAE and estimates of such amounts that are incurred but not reported. Changes in the estimated liability are charged or credited to income as the losses and LAE are settled.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The estimates of unpaid losses and LAE are subject to trends in claim severity and frequency and are continually reviewed. As part of the process, the Company reviews historical data and considers various factors, including known and anticipated regulatory and legal developments, changes in social attitudes, inflation and economic conditions. As experience develops and other data becomes available, these estimates are revised, as required, resulting in increases or decreases to the existing unpaid losses and LAE. Adjustments are reflected in the results of operations in the period in which they are made and the liabilities may deviate substantially from prior estimates. Losses and LAE ceded to or recovered from reinsurers are recorded as a reduction to losses and LAE on the consolidated statements of income.

***Advance Premiums.*** Premium payments received prior to the policy effective date are recorded as advance premiums. Once the policy is in force, the premiums are recorded as described under "*Premium Revenue*" below.

***Premiums Receivable.*** Premiums receivable represent the amount of premiums due from policyholders for insurance coverage. Premiums are recorded as receivable in the Company's general ledger on the effective date of the policy. Premiums are billed to the policyholder 45-60 days in advance of the effective date. The policyholder is given a 30-day grace period after the effective date to pay the premium before the insurance coverage is cancelled. If the policyholder does not pay the premium, the Company can cancel the policy and has no obligation to provide insurance coverage. Unpaid renewal policies are cancelled at midnight on the last day of the period for which the policyholder has paid. The unearned premium liability for the cancelled policy is reversed along with the premium receivable balance. Therefore, there is no unpaid earned premium and credit loss associated with the cancelled policy.

However, when the 30-day grace period falls between two reporting periods, the premium receivable balance at the end of the first reporting period may potentially be overstated for not considering the policy that is subsequently cancelled during the following reporting period. To mitigate the overstatement issue, the Company estimates the monetary impact from the subsequent policy cancellation by multiplying the historical cancellation rate to the premiums receivable balance at the reporting date. An allowance for uncollectible premiums, which offsets the balance of premiums receivable, is established by reducing the unearned premiums liability and earned revenues.

At December 31, 2023 and 2022, allowances for uncollectible premiums were $3,152 and $5,362, respectively. The decrease in allowances for uncollectible premiums during 2023 resulted in a $2,113 increase in unearned premiums during the year ended December 31, 2023. The increase in allowances for uncollectible premiums during 2022 resulted in a $3,432 decrease in unearned premiums during the year ended December 31, 2022. For the year ended December 31, 2023, an increase in earned revenues was $97 as opposed to decreases in earned revenues of $180 and $15 for the years ended December 31, 2022 and 2021, respectively.

***Reinsurance Ceded.*** In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions. Amounts recoverable from reinsurers are estimated in a manner consistent with the applicable reinsurance contract or contracts. Premiums ceded to other companies have been reported as a reduction of gross premiums earned to arrive at net premiums earned. Prepaid reinsurance premiums represent the unexpired portion of premiums ceded to reinsurers.

From time to time, the Company may elect to pay a reinstatement premium to a reinsurer in order to restore an amount of reinsurance coverage limit exhausted by a loss event. When that occurs, the unamortized portion of the existing prepaid reinsurance premium associated with the first coverage limit will be immediately expensed. The reinstatement premium will be recognized as prepaid reinsurance premium which will be amortized to premiums ceded over the remaining coverage period of a contract.

One of the Company's current reinsurance contracts contains retrospective provisions including terms and conditions that adjust premiums based on the loss experience under the contract. In such cases, a with-and-without method is used to estimate the asset or liability amount to be recognized at each reporting date. The amount of the estimate is the difference between the net contract costs before and after the loss experience under the contract. Estimates related to premium adjustments are recognized in ceded premiums earned. These estimates are reviewed monthly based on the loss experience to date and as adjustments become necessary. Such adjustments in premiums ceded are reflected in the Company's current operations and recorded in other assets until received upon the expiration of the contract. See Note 14 — "Reinsurance" for additional information.

The Company receives ceding commissions from ceding gross written premiums to a third-party reinsurer under one flood quota share reinsurance contract. The ceding commissions represent the reimbursement of the Company's policy acquisition, underwriting and other operating expenses. Ceding commissions received cover a portion of premium taxes and agent commissions capitalized by the Company and a portion of non-capitalized acquisition costs and other underwriting expenses. Ceding commissions are recognized as income on a pro-rata basis over the terms of the policies reinsured, the amount of which is included in policy acquisition and other underwriting expenses in the consolidated statement of income. The unearned portion of ceding commissions that represents recovery of capitalized acquisition costs is classified as a reduction of DAC whereas the remaining unearned balance is classified as deferred revenue in other liabilities.

***Reinsurance Assumed.*** From time to time, the Company agrees to assume risk from another insurance company. Reinsurance premiums, commission, cost allowance, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums assumed from other insurance companies are included in gross premiums earned. Ceding commissions on assumed gross written premiums and related costs paid are reflected as DAC which is amortized as expense on a pro-rata basis over the life of the reinsurance agreement. This amortized expense is included in policy acquisition and other underwriting expenses in the consolidated statements of income.

***Reinsurance Recovered in Advance on Unpaid Losses.*** Reinsurance recovered in advance on unpaid losses represents cash received in advance from a reinsurer under a reinsurance contract to reimburse the Company's losses and loss adjustment expenses. The Company is contractually permitted to apply these funds to offset the paid portion of reinsurance recoverable only.

***Premium Revenue.*** Premium revenue includes premium from the direct issuance of policies to insureds or the renewal or replacement of insureds' policies and assumed premium for providing coverage under reinsurance agreements. Premium revenue is earned on a daily pro-rata basis over the term of the policies and is included in gross premiums earned. Unearned premiums represent the portion of the premiums attributable to the unexpired policy term. The Company reviews its policy detail and establishes an allowance for any amount outstanding for more than 90 days.

***Policy Fees.*** Policy fees represent nonrefundable fees for insurance coverage, which are intended to reimburse a portion of the costs incurred to underwrite the policy. Policy fees are recognized ratably over the policy coverage period.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

***Revenue from Claims Processing Services.*** The Company provides a claims processing service to a third-party insurance company as a third-party administrator ("TPA"). The service includes investigation, evaluation, adjustment and settlement of a claim. These highly interrelated activities are combined to fulfill the Company's obligation to provide the claims processing service under a contract. As such, they are considered a single performance obligation for revenue recognition purposes. Fees are established on a per-claim basis by type of claim. For each type of claim, the per-claim fee revenue is recognized over an average claim processing period.

The Company may incur additional costs for outsourced services in connection with the investigation, coverage analysis, adjustment, negotiation, settlement, defense or general processing of a claim. These costs are reimbursable from the customer. The Company has control over how an outsourced service is performed on its behalf. Thus, these pass-through costs are recognized as revenue in the gross amount to which the Company expects to be entitled and when the outsourced service is completed and paid or accrued by the Company.

For a certain type of claim and in addition to the per-claim service fee, the Company is entitled to additional revenue which is determined based on a fixed percent of the paid indemnification of the loss per claim. The revenue is recognized when the indemnification is paid by the Company.

Revenue related to claims processing services is included in other revenue in the consolidated statements of income. For the years ended December 31, 2023, 2022 and 2021, revenues from claims processing services were $766, $3,425 and $4,554, respectively. At December 31, 2023 and 2022, other assets included $0 and $2,543, respectively, of amounts receivable attributable to this service.

***Insurance Guaranty Association Assessments.*** The Company's insurance subsidiaries may be assessed by state associations such as the Florida Insurance Guaranty Association. The assessments are intended to be used for the payment of covered claims of insolvent insurance entities. The assessments are generally based on a percentage of premiums written during or following the year of insolvency. Liabilities are recognized when the assessments are probable to be imposed on the premiums on which they are expected to be based and the amounts can be reasonably estimated. An insurer is generally permitted to recover the entire amount of assessments from in-force and future policyholders through policy surcharges. U.S. GAAP provides that the Company should record an asset based on the amount of written or obligated-to-write premiums and limited to the amounts recoverable over the life of the in-force policies.

***Foreign Currency.*** The functional currency of the Company's Indian subsidiary is the U.S. dollar. As such, the monetary assets and liabilities of this subsidiary are remeasured into U.S. dollars at the exchange rate in effect on the balance sheet date. Non-monetary assets and liabilities are remeasured using historical rates. Expenses recorded in the local currency are remeasured at the prevailing exchange rate. Exchange gains and losses resulting from these remeasurements are included in other operating expenses.

***Income Taxes.*** The Company files consolidated federal and state income tax returns and allocates taxes among its subsidiaries in accordance with a written tax-allocation agreement.

The Company accounts for income taxes in accordance with U.S. GAAP, resulting in two components of income tax expense and benefit: current and deferred. Current income tax expense and benefit reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense and benefit results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than fifty percent; the terms "examined" and "upon examination" also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of both positive and negative evidence available including recent operating results, available tax planning strategies, and projected future taxable income, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

*Fair Value of Financial Instruments.* The carrying amounts for the Company's cash and cash equivalents approximate their fair values at December 31, 2023 and 2022. Fair values for securities or financial instruments are based on the framework for measuring fair value established by U.S. GAAP (see Note 7 — "Fair Value Measurements").

*Stock-Based Compensation.* The Company accounts for stock-based compensation under the fair value recognition provisions of U.S. GAAP which require the measurement and recognition of compensation for all stock-based awards made to employees, non-employee directors (see Note 23 — "Stock-Based Compensation"), and third-party award recipients based on estimated fair values. In accordance with U.S. GAAP, the fair value of stock-based awards granted to employees and non-employee directors is generally recognized as compensation expense over the requisite service period, which is defined as the period during which a recipient is required to provide service in exchange for an award. Forfeitures of the Company's stock-based awards are accounted for as they occur. The Company uses a straight-line attribution method for all grants that include only a service-based vesting condition. Restricted stock grants with market-based vesting conditions are expensed over the derived service period. Expensing market-based awards may be expedited if the conditions are met sooner than anticipated. For awards granted to third-party recipients, the cost of the grant is recognized in the same period(s) and in the same manner as if the Company had paid cash. The Company's outstanding stock-based awards include stock options, warrants, and restricted stock awards with service and market-based vesting conditions. Compensation expense related to all awards granted to employees and non-employee directors is included in general and administrative personnel expenses. The Company receives a windfall tax benefit for certain stock option exercises and for restricted stock awards if these awards vest at a higher value than the value used to recognize compensation expense. In the event the restricted stock awards vest at a lower value than the value used to recognize compensation expense, the Company experiences a tax shortfall. The Company recognizes tax windfalls and shortfalls in the consolidated statement of income.

*Basic and Diluted Earnings Per Common Share.* Basic earnings or loss per common share is computed by dividing net income or loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period. U.S. GAAP requires the inclusion of restricted stock as participating securities since holders of the Company's restricted stock have the right to share in dividends, if declared, equally with common stockholders. In addition, the intrinsic value of restricted stock declines when the Company experiences operating losses. As a result, holders of the Company's restricted stock are allocated a proportional share of net income and loss determined by dividing total weighted-average shares of restricted stock by the sum of total weighted-average common shares and shares of restricted stock (the "two-class method"). Diluted earnings per common share reflect the potential dilution that could occur if securities or other

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

contracts to issue common stock were exercised or converted as well as participating equities. During loss periods, common stock equivalents such as stock options and convertible debt are excluded from the calculation of diluted loss per share, as the inclusion would have an anti-dilutive effect. See Note 20 — "Earnings Per Share" for potentially dilutive securities at December 31, 2023, 2022 and 2021.

***Statutory Accounting Practices.*** The Company's U.S. insurance subsidiaries comply with statutory accounting practices prescribed by the National Association of Insurance Commissioners and as adopted or permitted by the FLOIR. There are no state prescribed or permitted practices that have been adopted by the Company's U.S. subsidiaries. In addition, the Company's Bermuda insurance subsidiary prepares and files financial statements in accordance with the prescribed regulatory accounting practices of the Bermuda Monetary Authority.

## Note 3 — Recent Accounting Pronouncements

***Accounting Standards Update No. 2023-01.*** In March 2023, the FASB issued Accounting Standards Update No. 2023-01 ("ASU 2023-01") *Leases (Topic 842): Common Control Arrangements*. For public entities, this update amends the required amortization period for leasehold improvements associated with common control leases to be over the useful life of the leasehold improvements to the common control group, regardless of the lease term, as long as the lessee controls the use of the asset through a lease. In addition, if the lessor is sub-leasing the asset while simultaneously leasing the asset from an entity not within the same common control group, the amortization period may not exceed the amortization period of the common control group. Once the lessee no longer controls the use of the asset, the asset will be accounted for as a transfer between entities under common control through an adjustment to equity. ASU 2023-01 is effective for the Company beginning with the first quarter of 2024. The Company does not expect this update will have a material impact on its future financial position.

***Accounting Standards Update No. 2023-07***. In November 2023, the FASB issued Accounting Standards Update No. 2023-07 ("ASU 2023-07") *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*. For public entities that are required to report segment information, this update enhances disclosures about significant segment expenses and interim disclosure requirements. In addition, the update clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable segment, and contains other disclosure requirements. ASU 2023-07 is effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating its impact on segment reporting disclosure.

***Accounting Standards Update No. 2023-09***. In December 2023, the FASB issued Accounting Standards Update No. 2023-09 ("ASU 2023-09") *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This update enhances income tax disclosures by requiring public entities to report income tax expense disaggregated by federal, state, and foreign taxes, with further detail on specific jurisdictions over a quantitative threshold. In addition, public entities must also separately disclose reconciling items equal to or greater than five percent of pretax income from operations by the applicable federal statutory rate. ASU 2023-09 is effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is evaluating its impact on income tax disclosure.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

## Note 4 — Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company's consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Cash and cash equivalents | $536,478 | $234,863 |
| Restricted cash | 3,287 | 2,900 |
| Total | $539,765 | $237,763 |

At December 31, 2023, $420,848 or 78.5% of the Company's cash and cash equivalents were deposited at five national banks and included $62,086 with two custodians. At December 31, 2022, $175,331 or 74.7% of the Company's cash and cash equivalents were deposited at four national banks and included $15,796 with two custodians. At December 31, 2023 and 2022, the Company's cash deposits at any one bank generally exceed the Federal Deposit Insurance Corporation's $250 coverage limit for insured deposit accounts.

In connection with the sale of the retail shopping center investment property in Melbourne, Florida as described in Note 5 — "Investments" under *e) Real Estate Investments*, $87 of restricted cash was deposited in escrow in March 2023 with its release contingent on certain post-sale conditions being met.

## Note 5 — Investments

### *a) Available-for-Sale Fixed-Maturity Securities*

The Company holds investments in fixed-maturity securities that are classified as available-for-sale. At December 31, 2023 and 2022, the cost or amortized cost, allowance for credit loss, gross unrealized gains and losses, and estimated fair value of the Company's available-for-sale securities by security type were as follows:

| | Cost or Amortized Cost | Allowance for Credit Loss | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
|---|---|---|---|---|---|
| ***As of December 31, 2023*** | | | | | |
| U.S. Treasury and U.S. government agencies | $ 359,630 | $ — | $ 224 | $ (3,800) | $ 356,054 |
| Corporate bonds | 27,563 | — | 116 | (975) | 26,704 |
| Exchange-traded debt | 494 | — | — | (14) | 480 |
| Total | $ 387,687 | $ — | $ 340 | $ (4,789) | $ 383,238 |
| ***As of December 31, 2022*** | | | | | |
| U.S. Treasury and U.S. government agencies | $ 463,648 | $ — | $ 59 | $ (9,105) | $ 454,602 |
| Corporate bonds | 28,378 | — | 20 | (1,205) | 27,193 |
| State, municipalities, and political subdivisions | 1,389 | — | — | (6) | 1,383 |
| Exchange-traded debt | 683 | — | 2 | (52) | 633 |
| Redeemable preferred stock | 99 | — | — | (9) | 90 |
| Total | $ 494,197 | $ — | $ 81 | $ (10,377) | $ 483,901 |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

Expected maturities may differ from contractual maturities as borrowers may have the right to call or prepay obligations with or without penalties. The scheduled contractual maturities of fixed-maturity securities at December 31, 2023 and 2022 are as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| | Cost or Amortized Cost | Estimated Fair Value | Cost or Amortized Cost | Estimated Fair Value |
| **Available-for-sale** | | | | |
| Due in one year or less | $ 234,992 | $ 234,025 | $ 266,170 | $ 265,353 |
| Due after one year through five years | 148,935 | 145,758 | 223,153 | 214,307 |
| Due after five years through ten years | 3,266 | 2,974 | 4,380 | 3,797 |
| Due after ten years | 494 | 481 | 494 | 444 |
| | $ 387,687 | $ 383,238 | $ 494,197 | $ 483,901 |

***Securities on Deposit***

The fair value of fixed-maturity securities on deposit with various regulatory authorities at December 31, 2023 and 2022 was $1,660 and $1,100, respectively.

***Sales of Available-for-Sale Fixed-Maturity Securities***

Proceeds received, and the gross realized gains and losses from sales of available-for-sale fixed-maturity securities, for the years ended December 31, 2023, 2022 and 2021 were as follows:

| | Proceeds | Gross Realized Gains | Gross Realized Losses |
|---|---|---|---|
| Year ended December 31, 2023 | $ 22,326 | $ 7 | $ (1,036) |
| Year ended December 31, 2022 | $ 11,716 | $ 13 | $ (442) |
| Year ended December 31, 2021 | $ 23,055 | $ 722 | $ (35) |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

### *Gross Unrealized Losses for Available-for-Sale Fixed-Maturity Securities*

Securities with gross unrealized loss positions at December 31, 2023 and 2022, aggregated by investment category and length of time the individual securities have been in a continuous loss position, are as follows:

| | Less Than Twelve Months | | Twelve Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Gross Unrealized Loss | Estimated Fair Value | Gross Unrealized Loss | Estimated Fair Value | Gross Unrealized Loss | Estimated Fair Value |
| **As of December 31, 2023** | | | | | | |
| U.S. Treasury and U.S. government agencies | $ (22) | $ 3,464 | $ (3,778) | $ 181,463 | $ (3,800) | $ 184,927 |
| Corporate bonds | (8) | 1,941 | (967) | 19,418 | (975) | 21,359 |
| Exchange-traded debt | (14) | 481 | — | — | (14) | 481 |
| Total available-for-sale securities | $ (44) | $ 5,886 | $ (4,745) | $ 200,881 | $ (4,789) | $ 206,767 |

| | Less Than Twelve Months | | Twelve Months or Longer | | Total | |
|---|---|---|---|---|---|---|
| | Gross Unrealized Loss | Estimated Fair Value | Gross Unrealized Loss | Estimated Fair Value | Gross Unrealized Loss | Estimated Fair Value |
| **As of December 31, 2022** | | | | | | |
| U.S. Treasury and U.S. government agencies | $ (8,701) | $ 269,116 | $ (404) | $ 4,644 | $ (9,105) | $ 273,760 |
| Corporate bonds | (909) | 23,028 | (296) | 2,541 | (1,205) | 25,569 |
| States, municipalities, and political subdivisions | (6) | 1,383 | — | — | (6) | 1,383 |
| Exchange-traded debt | (52) | 463 | — | — | (52) | 463 |
| Redeemable preferred stock | (9) | 90 | — | — | (9) | 90 |
| Total available-for-sale securities | $ (9,677) | $ 294,080 | $ (700) | $ 7,185 | $ (10,377) | $ 301,265 |

At December 31, 2023 and 2022, there were 65 and 84 securities, respectively, in an unrealized loss position.

### *Allowance for Credit Losses of Available-for-Sale Fixed-Maturity Securities*

The Company regularly reviews its individual investment securities for credit impairment. The Company considers various factors in determining whether a credit loss exists for each individual security, including-

- the financial condition and near-term prospects of the issuer, including any specific events that may affect its operations or earnings;
- the extent to which the market value of the security has been below its cost or amortized cost;
- general market conditions and industry or sector specific factors and other qualitative factors;
- nonpayment by the issuer of its contractually obligated interest and principal payments; and
- the Company’s intent and ability to hold the investment for a period of time sufficient to allow for the recovery of costs.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The table below summarizes the activity in the allowance for credit losses of available-for-sale fixed-maturity securities for the years ended December 31, 2023, 2022 and 2021:

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Balance at January 1 | $— | $— | $ 588 |
| Reductions for securities sold | — | — | (9) |
| Reductions for securities exchanged | — | — | (579) |
| Balance at December 31 | $— | $— | $ — |

For the years ended December 31, 2023, 2022 and 2021, the Company recognized $0 credit loss expense related to fixed-maturity securities in the consolidated statements of income.

***b) Equity Securities***

The Company holds investments in equity securities measured at fair values which are readily determinable. At December 31, 2023 and 2022, the cost, gross unrealized gains and losses, and estimated fair value of the Company's equity securities were as follows:

| | Cost | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
|---|---|---|---|---|
| December 31, 2023 | $44,011 | $ 3,945 | $ (2,419) | $ 45,537 |
| December 31, 2022 | $36,272 | $ 2,078 | $ (3,767) | $ 34,583 |

The table below presents the portion of unrealized gains and losses in the Company's consolidated statements of income related to equity securities still held.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Net gains (losses) recognized | $ 2,282 | $ (8,149) | $ 5,486 |
| Exclude: Net realized (losses) gains recognized for securities sold | (933) | (996) | 4,123 |
| Net unrealized gains (losses) recognized | $ 3,215 | $ (7,153) | $ 1,363 |

***Sales of Equity Securities***

Proceeds received, and the gross realized gains and losses from sales of equity securities, for the years ended December 31, 2023, 2022 and 2021 were as follows:

| | Proceeds | Gross Realized Gains | Gross Realized Losses |
|---|---|---|---|
| Year ended December 31, 2023 | $ 12,202 | $ 500 | $ (1,433) |
| Year ended December 31, 2022 | $ 31,605 | $ 2,224 | $ (3,220) |
| Year ended December 31, 2021 | $112,310 | $ 6,280 | $ (2,157) |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

***c) Limited Partnership Investments***

The Company has interests in limited partnerships that are not registered or readily tradeable on a securities exchange. These partnerships are private equity funds managed by general partners who make decisions with regard to financial policies and operations. As such, the Company is not the primary beneficiary and does not consolidate these partnerships. The following table provides information related to the Company's investments in limited partnerships:

| | December 31, 2023 | | | December 31, 2022 | | |
|---|---|---|---|---|---|---|
| **Investment Strategy** | **Carrying Value** | **Unfunded Balance** | **(%) (a)** | **Carrying Value** | **Unfunded Balance** | **(%) (a)** |
| Primarily in senior secured loans and, to a limited extent, in other debt and equity securities of private U.S. lower- middle-market companies. (b)(c)(e) | $ 3,295 | $ — | 15.37 | $ 4,146 | $ — | 15.37 |
| Value creation through active distressed debt investing primarily in bank loans, public and private corporate bonds, asset-backed securities, and equity securities received in connection with debt restructuring. (b)(d)(e) | 2,271 | — | 1.25 | 2,528 | — | 1.66 |
| High returns and long-term capital appreciation through investments in the power, utility and energy industries, and in the infrastructure sector. (b)(f)(g) | 3,400 | — | 0.18 | 5,319 | — | 0.18 |
| Value-oriented investments in less liquid and mispriced senior and junior debts of private equity-backed companies. (b)(h)(i) | 3,306 | — | 0.55 | 3,470 | — | 0.56 |
| Value-oriented investments in mature real estate private equity funds and portfolios globally. (b)(j) | 7,590 | 2,543 | 1.32 | 7,457 | 3,125 | 1.32 |
| Risk-adjusted returns on credit and equity investments, primarily in private equity-owned companies. (b)(k) | 3,721 | 1,662 | 0.55 | 2,782 | 2,536 | 0.98 |
| Total | $ 23,583 | $ 4,205 | | $ 25,702 | $ 5,661 | |

(a) Represents the Company's percentage investment in the fund at each balance sheet date.
(b) Except under certain circumstances, withdrawals from the funds or any assignments are not permitted. Distributions, except income from late admission of a new limited partner, will be received when underlying investments of the funds are liquidated.
(c) The term is expected to be two years following the maturity of the fund's outstanding leverage. Although the capital commitment period has expired, follow-on investments and pending commitments may require additional fundings.
(d) Effective July 1, 2023, this investment is in the process of winding down. Although the capital commitment period has ended, the general partner could still request an additional funding under certain circumstances.
(e) At the fund manager's discretion, the term of the fund may be extended for up to two additional one-year periods.
(f) Expected to have a ten-year term. The capital commitment period has expired but the general partner may request additional funding for follow-on investment.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

(g) With the consent of a supermajority of partners, the term of the fund may be extended for up to three additional one-year periods.
(h) Expected to have an eight-year term from the commencement date, which can be extended for up to two additional one-year periods with the consent of either the advisory committee or a majority of limited partners.
(i) The capital commitment period has ended but an additional funding may be requested.
(j) The term is expected to end November 27, 2027. The term may be extended for up to four additional one-year periods at the general partner's discretion, and up to two additional one-year periods with the consent of the advisory committee.
(k) Expected to have an eight-year term after the final admission date. The term may be extended for an additional one-year period at the general partner's discretion, and up to two additional one-year periods with the consent of either the advisory committee or a majority of limited partners.

The following is the summary of aggregated unaudited financial information of limited partnerships included in the investment strategy table above, which in certain cases is presented on a three-month lag due to the unavailability of information at the Company's respective balance sheet dates. The financial statements of these limited partnerships are audited annually.

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| *Operating results:* | | | |
| Total income* | $ 1,606 | $1,252,264 | $ 705,610 |
| Total expenses | (71,256) | (139,174) | (131,463) |
| Net (loss) income | $(69,650) | $1,113,090 | $ 574,147 |

* Includes net change in unrealized gains or losses on investments.

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| *Balance sheet:* | | |
| Total assets | $4,072,501 | $5,119,695 |
| Total liabilities | $ 220,525 | $ 430,354 |

For the years ended December 31, 2023, 2022 and 2021, the Company recognized net investment income of $661, $3,963 and $4,947, respectively. At December 31, 2023 and 2022, the Company's net cumulative contributed capital to the partnerships existing at each respective balance sheet date totaled $23,346 and $24,978, respectively, and the Company's maximum exposure to loss aggregated $23,583 and $25,702, respectively.

During the year ended December 31, 2023, the Company received in cash returns on investment of $1,148 and returns of capital of $3,115 compared with returns on investment of $3,001 and returns of capital of $5,360 during the year ended December 31, 2022. During the year ended December 31, 2021, the Company received total cash distributions of $8,261, representing $3,604 of returns on investment and $4,657 of returned capital.

***d) Investment in Unconsolidated Joint Venture***

Melbourne FMA, LLC, a wholly owned subsidiary, had a 90% equity investment in FMKT Mel JV, a Florida limited liability company treated as a joint venture under U.S. GAAP. In January 2023, the Company

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

received the final distribution of $18 from FMKT Mel JV which was liquidated on December 31, 2022. At December 31, 2022, the Company's maximum exposure to loss relating to this variable interest entity was $18, representing the carrying value of the investment.

In June 2022, FMKT Mel JV sold its last remaining outparcel and recognized a gain on sale of $572 before distributing its earnings in July 2022. For the year ended December 31, 2022, the Company received a cash distribution of $840, representing a combined distribution of $489 in earnings and $351 in capital. For the year ended December 31, 2021, the Company received a cash distribution of $737, representing a combined distribution of $114 in earnings and $623 in capital.

***e) Real Estate Investments***

Real estate investments include land, buildings with office and retail space for lease, outparcels, and marinas. Real estate investments consist of the following as of December 31, 2023 and 2022:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Land | $42,272 | $ 38,327 |
| Land improvements | 4,387 | 12,138 |
| Buildings and building improvements | 18,594 | 29,410 |
| Tenant and leasehold improvements | 1,869 | 1,742 |
| Other | 7,168 | 1,649 |
| Total, at cost | 74,290 | 83,266 |
| Less: accumulated depreciation and amortization | (6,397) | (11,878) |
| Real estate investments | $67,893 | $ 71,388 |

Since January 1, 2023, a Tampa office building property that was previously leased to an unaffiliated company has been used in operations by the Company and serves as TTIG's corporate headquarters. As a result, in January 2023, $8,135 was reclassified out of real estate investments to property and equipment, net on the consolidated balance sheet.

On March 31, 2023, the Company closed on its agreement to sell the retail shopping center investment property in Melbourne, Florida for a price of $18,500, and also closed on its agreement to sell the retail shopping center investment property in Sorrento, Florida for a price of $13,418. See additional information under *f) Net Investment Income* below.

On September 19, 2023, Grove Haines City, LLC, a real estate subsidiary of Greenleaf Capital, LLC, acquired vacant land in Haines City, Florida and its associated leases for $3,393, including acquisition costs of $100, and assumed a liability of $4. Of the total costs, $1,582 was recognized as real estate investments. See Note 10 — "Intangible Assets, Net" for information about the acquired leases. The land will be developed into a retail shopping center to be anchored by a well-known grocery store chain. The transaction was determined to be an asset acquisition. Thus, acquisition-related costs were capitalized and allocated among the assets acquired.

On December 18, 2023, the Company entered into an agreement to purchase commercial real estate in Tampa, Florida for a price of $12,824 and, contemporaneously, the seller entered into a second contract to lease the property back from the Company at a below market rate. As a result, the below market value of $4,446 was added to the purchase price for a total cost of $17,270 before being allocated among the assets acquired under asset acquisition guidance. See Note 18 — "Leases" for additional information.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

In May 2022, the Company sold one outparcel in Sorrento, Florida for net proceeds of $667. On July 1, 2022, the Company closed on its agreement to sell 1.5 acres of land in Tampa, Florida for net proceeds of $14,500 to the Florida Department of Transportation ("FDOT") in connection with an eminent domain proceeding for a planned road improvement project. See additional information under *f) Net Investment Income* below.

Depreciation and amortization expense related to real estate investments was $1,147, $1,956 and $1,922, respectively, for the years ended December 31, 2023, 2022 and 2021 and was included in net investment income on the consolidated statements of income.

### *f) Net Investment Income*

Net investment income (loss), by source, is summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Available-for-sale fixed-maturity securities | $17,626 | $ 6,367 | $ 1,375 |
| Equity securities | 1,551 | 1,204 | 1,411 |
| Investment expense | (557) | (491) | (542) |
| Limited partnership investments | 661 | 3,963 | 4,947 |
| Real estate investments | 10,207 | 16,126 | 4,086 |
| Net income from unconsolidated joint venture | — | 495 | 417 |
| Cash and cash equivalents | 16,746 | 4,783 | 641 |
| Net investment income | $46,234 | $32,447 | $12,335 |

During the year ended December 31, 2023, income from real estate investments included a net gain of $6,351 from the sale of the retail shopping center investment property in Melbourne, Florida and a net gain of $2,460 from the sale of the retail shopping center investment property in Sorrento, Florida.

During the year ended December 31, 2022, income from real estate investments included a net gain of $376 resulting from the sale of one outparcel in Sorrento, Florida, $451 of income from selling the liquor license previously owned by the Company's restaurant business which was discontinued in 2020, and a net realized gain of $13,402 resulting from the sale of 1.5 acres of land in Tampa, Florida to the FDOT.

During the year ended December 31, 2021, income from real estate investments included a net gain of $2,790 resulting from a legal settlement with The Kroger Co. in a lawsuit filed by a real estate subsidiary of the Company to enforce a guaranty of a commercial lease.

### *g) Other Investments*

From time to time, the Company may invest in financial assets other than stocks, mutual funds, and bonds. For the year ended December 31, 2023, net realized loss related to other investments was $34, compared with net realized gains of $238 and $1,662 for the years ended December 2022 and 2021, respectively.

## Note 6 — Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and other comprehensive income or loss, which for the Company includes changes in unrealized gains or losses of investments carried at fair value and

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

changes to any credit losses related to these investments. Reclassification adjustments for realized (gains) losses are reflected in net realized investment gains (losses) on the consolidated statements of income. The components of other comprehensive income or loss and the related tax effects allocated to each component were as follows:

| | Year Ended December 31, 2023 | | |
|---|---|---|---|
| | Before Tax | Income Tax Effect | Net of Tax |
| Net unrealized gains | $ 4,818 | $(1,372) | $ 6,190 |
| Reclassification adjustment for net realized losses | 1,029 | 258 | 771 |
| Total other comprehensive income | $ 5,847 | $(1,114) | $ 6,961 |

| | Year Ended December 31, 2022 | | |
|---|---|---|---|
| | Before Tax | Income Tax Effect | Net of Tax |
| Net unrealized losses | $(11,355) | $ (263) | $(11,092) |
| Reclassification adjustment for net realized losses | 429 | 109 | 320 |
| Total other comprehensive loss | $(10,926) | $ (154) | $(10,772) |

| | Year Ended December 31, 2021 | | |
|---|---|---|---|
| | Before Tax | Income Tax Effect | Net of Tax |
| Net unrealized losses | $ (692) | $ (170) | $ (522) |
| Call and repayment gains charged to investment income | (36) | (9) | (27) |
| Reclassification adjustment for net realized gains | (687) | (168) | (519) |
| Total other comprehensive loss | $ (1,415) | $ (347) | $ (1,068) |

## Note 7 — Fair Value Measurements

The Company records and discloses certain financial assets at their estimated fair values. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets.

Level 2 – Other inputs that are observable for the asset, either directly or indirectly such as quoted prices for identical assets that are not observable throughout the full term of the asset.

Level 3 – Inputs that are unobservable.

### *Valuation Methodology*

*Cash and Cash Equivalents*

Cash and cash equivalents primarily consist of money-market funds and certificates of deposit maturing within 90 days. Their carrying value approximates fair value due to the short maturity and high liquidity of these funds.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

*Restricted Cash*

Restricted cash represents cash held by state authorities and the carrying value approximates fair value.

*Fixed-Maturity and Equity Securities*

Estimated fair values of the Company's fixed-maturity and equity securities are determined in accordance with U.S. GAAP, using valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Fair values are generally measured using quoted prices in active markets for identical securities or other inputs that are observable either directly or indirectly, such as quoted prices for similar securities. In those instances where observable inputs are not available, fair values are measured using unobservable inputs. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the security and are developed based on the best information available in the circumstances. Fair value estimates derived from unobservable inputs are significantly affected by the assumptions used, including the discount rates and the estimated amounts and timing of future cash flows. The derived fair value estimates cannot be substantiated by comparison to independent markets and are not necessarily indicative of the amounts that would be realized in a current market exchange.

The estimated fair values for securities that do not trade on a daily basis are determined by management, utilizing prices obtained from an independent pricing service and information provided by brokers, which are level 2 inputs. Management reviews the assumptions and methods utilized by the pricing service and then compares the relevant data and pricing to broker-provided data. The Company gains assurance of the overall reasonableness and consistent application of the assumptions and methodologies, and compliance with accounting standards for fair value determination through ongoing monitoring of the reported fair values.

*Long-Term Debt*

The following table summarizes components of the Company's long-term debt and methods used in estimating their fair values:

| | Maturity Date | Valuation Methodology |
|---|---|---|
| 4.75% Convertible Senior Notes | 2042 | Quoted price |
| 4.25% Convertible Senior Notes | 2037 | Quoted price |
| 3.90% Promissory Note | * | Discounted cash flow method/Level 3 inputs |
| 3.75% Callable Promissory Note | * | Discounted cash flow method/Level 3 inputs |
| 4.55% Promissory Note | 2036 | Discounted cash flow method/Level 3 inputs |
| 5.50% Promissory Note | 2033 | Discounted cash flow method/Level 3 inputs |

* Debt derecognized in March 2023. See Note 13 — "Long-Term Debt" for additional information.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

*Assets Measured at Estimated Fair Value on a Recurring Basis*

The following tables present information about the Company's financial assets measured at estimated fair value on a recurring basis. The tables indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value as of December 31, 2023 and 2022:

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | (Level 1) | (Level 2) | (Level 3) | Total |
| ***As of December 31, 2023*** | | | | |
| Financial Assets: | | | | |
| *Cash and cash equivalents* | $536,478 | $ — | $ — | $536,478 |
| *Restricted cash* | $ 3,287 | $ — | $ — | $ 3,287 |
| *Fixed-maturity securities:* | | | | |
| U.S. Treasury and U.S. government agencies | $348,145 | $ 7,909 | $ — | $356,054 |
| Corporate bonds | 20,267 | 6,437 | — | 26,704 |
| Exchange-traded debt | 480 | — | — | 480 |
| Total available-for-sale securities | $368,892 | $ 14,346 | $ — | $383,238 |
| *Equity securities* | $ 45,537 | $ — | $ — | $ 45,537 |

| | Fair Value Measurements Using | | | |
|---|---|---|---|---|
| | (Level 1) | (Level 2) | (Level 3) | Total |
| ***As of December 31, 2022*** | | | | |
| Financial Assets: | | | | |
| *Cash and cash equivalents* | $234,863 | $ — | $ — | $234,863 |
| *Restricted cash* | $ 2,900 | $ — | $ — | $ 2,900 |
| *Fixed-maturity securities:* | | | | |
| U.S. Treasury and U.S. government agencies | $446,233 | $ 8,369 | $ — | $454,602 |
| Corporate bonds | 27,193 | — | — | 27,193 |
| States, municipalities, and political subdivisions | — | 1,383 | — | 1,383 |
| Exchange-traded debt | 633 | — | — | 633 |
| Redeemable preferred stock | 90 | — | — | 90 |
| Total available-for-sale securities | $474,149 | $ 9,752 | $ — | $483,901 |
| *Equity securities* | $ 34,583 | $ — | $ — | $ 34,583 |

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

*Liabilities Carried at Other Than Fair Value*

The following tables present fair value information for liabilities that are carried on the consolidated balance sheets at amounts other than fair value as of December 31, 2023 and 2022:

| | Carrying Value | Fair Value Measurements Using (Level 1) | (Level 2) | (Level 3) | Estimated Fair Value |
|---|---|---|---|---|---|
| ***As of December 31, 2023*** | | | | | |
| Financial Liabilities: | | | | | |
| *Long-term debt:* | | | | | |
| 4.75% Convertible Senior Notes | $168,230 | $ — | $215,114 | $ — | $215,114 |
| 4.25% Convertible Senior Notes | 23,916 | — | 34,545 | — | 34,545 |
| 5.50% Promissory Note | 11,707 | — | — | 11,512 | 11,512 |
| 4.55% Promissory Note | 4,640 | — | — | 4,349 | 4,349 |
| Total long-term debt | $208,493 | $ — | $249,659 | $15,861 | $265,520 |

| | Carrying Value | Fair Value Measurements Using (Level 1) | (Level 2) | (Level 3) | Estimated Fair Value |
|---|---|---|---|---|---|
| ***As of December 31, 2022*** | | | | | |
| Financial Liabilities: | | | | | |
| *Long-term debt:* | | | | | |
| 4.75% Convertible Senior Notes | $167,126 | $ — | $133,167 | $ — | $133,167 |
| 4.25% Convertible Senior Notes | 23,916 | — | 19,473 | — | 19,473 |
| 3.90% Promissory Note | 8,943 | — | — | 8,152 | 8,152 |
| 3.75% Callable Promissory Note | 6,789 | — | — | 6,171 | 6,171 |
| 4.55% Promissory Note | 4,900 | — | — | 4,642 | 4,642 |
| Total long-term debt | $211,674 | $ — | $152,640 | $18,965 | $171,605 |

## Note 8 — Deferred Policy Acquisition Costs

The following table summarizes the activity with respect to deferred policy acquisition costs:

| | December 31, 2023 | 2022 |
|---|---|---|
| Beginning balance | $ 45,522 | $ 57,695 |
| Policy acquisition costs deferred | 83,602 | 88,496 |
| Amortization | (86,214) | (100,669) |
| Ending balance | $ 42,910 | $ 45,522 |

The amount of policy acquisition costs amortized and included in policy acquisition and other underwriting expenses for the years ended December 31, 2023, 2022 and 2021 was $86,214, $100,669 and $86,963, respectively.

As described in Note 1 — "Nature of Operations" with regards to the quota share reinsurance agreements, the Company derecognized $1,349 of direct costs attributable to the assumption of insurance policies from United for the year ended December 31, 2022. The Company incurred $34,491 of direct costs attributable to the assumption of insurance policies from United for the year ended December 31, 2021.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

**Note 9 — Property and Equipment, Net**

Property and equipment, net consists of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Land | $ 6,930 | $ 2,134 |
| Land improvements | 79 | 79 |
| Buildings and building improvements | 10,299 | 6,550 |
| Computer hardware and software | 20,051 | 16,741 |
| Office furniture and equipment | 3,065 | 2,955 |
| Tenant and leasehold improvements | 866 | 782 |
| Other | 4,885 | 1,767 |
| Total, at cost | 46,175 | 31,008 |
| Less: accumulated depreciation and amortization | (16,924) | (13,098) |
| Property and equipment, net | $ 29,251 | $ 17,910 |

Depreciation and amortization expense for property and equipment was $3,296, $2,580 and $1,941, respectively, for the years ended December 31, 2023, 2022 and 2021.

**Note 10 — Intangible Assets, Net**

The Company's intangible assets, net consist of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Anchor tenant relationships (a) | $ — | $ 1,761 |
| In-place leases (b) | 2,221 | 3,579 |
| Policy renewal rights – United | 10,100 | 10,100 |
| Non-compete agreements – United (c) | 314 | 314 |
| Total, at cost | 12,635 | 15,754 |
| Less: accumulated amortization | (4,976) | (5,176) |
| Intangible assets, net | $ 7,659 | $10,578 |

(a) An anchor tenant is a tenant that attracts more customers than other tenants.
(b) Amortization related to the Haines City property is expected to start in June 2024.
(c) Fully amortized prior to January 1, 2023.

The remaining weighted-average amortization periods for the intangible assets as of December 31, 2023 are summarized in the table below:

| | |
|---|---|
| In-place leases | 18.6 years |
| Policy renewal rights – United | 2.3 years |

In connection with the Southeast Region assumed business as described in Note 1 — "Nature of Operations," the Company recorded intangible assets of $4,869 during 2022 representing the renewal rights and non-compete agreement in exchange for consideration consisting of a 6% commission on any replacement premium which includes $3,800 of commission prepaid up-front and a contingent liability of $1,069.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

During the fourth quarter of 2022, all available information pertaining to the Northeast and Southeast Regions' policies in-force was reviewed. Furthermore, management engaged an independent valuation specialist to assess for possible impairment of the renewal rights intangible assets. Based on the review and the assessment, the Company recognized an impairment loss of $2,284 related to the renewal rights intangible assets and, simultaneously, recorded a decrease in contingent liabilities resulting in a remeasurement gain of $3,117. At December 31, 2023 and 2022, contingent liabilities related to renewal rights intangible assets were $371 and are included in other liabilities on the consolidated balance sheets.

The renewal rights and non-compete intangible assets acquired do not meet the definition of a business as substantially all of the fair value of the intangible assets acquired are concentrated in a group of similar assets. Therefore, the Company accounted for the purchases of the renewal rights and non-compete intangible assets as asset acquisitions.

In connection with the sales of the retail shopping center investment properties in Melbourne, Florida and Sorrento, Florida as described in *e) Real Estate Investments* under Note 5 — "Investments," the Company derecognized $2,200 of intangible assets, net on March 31, 2023.

In connection with the purchase of the investment property in Haines City, Florida as described in *e) Real Estate Investments* under Note 5 — "Investments," the Company recognized $1,811 of in-place lease intangible assets on September 19, 2023.

For the years ended December 31, 2023, 2022 and 2021, amortization expense associated with intangible assets was $2,530, $2,643 and $761, respectively. Amortization expense for intangible assets after December 31, 2023 is as follows:

| Year | Amount |
|---|---|
| 2024 | $ 2,478 |
| 2025 | 2,521 |
| 2026 | 853 |
| 2027 | 125 |
| 2028 | 125 |
| Thereafter | 1,557 |
| Total | $ 7,659 |

## Note 11 — Other Assets

The following table summarizes the Company's other assets:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Benefits receivable related to retrospective reinsurance contracts | $44,289 | $16,317 |
| Reimbursement and fees receivable under TPA service | 629 | 7,303 |
| Prepaid expenses | 2,882 | 2,826 |
| Deposits | 409 | 491 |
| Lease acquisition costs, net | 833 | 832 |
| Other | 1,323 | 3,902 |
| Total other assets | $50,365 | $31,671 |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

On February 27, 2023, United's Florida-domiciled residential insurance subsidiary was placed into receivership by the State of Florida due to its financial insolvency. As a result, the Company ceased providing TPA services to United in March 2023. On October 26, 2023, the Company received $4,875 in payment for reimbursement and fees receivable under TPA service.

Management reviewed the collectability of the reimbursement receivable under TPA service and other amounts receivable attributable to this service as of December 31, 2023 and, considering the balance of funds withheld for assumed business as of December 31, 2023, determined that an allowance for credit losses is not necessary for the reimbursement receivable under TPA service or the other amounts receivable attributable to this service.

**Note 12 — Revolving Credit Facility**

The Company has a secured revolving credit agreement ("Credit Agreement") with Fifth Third Bank that currently provides borrowing capacity of up to $75,000 and expires on November 3, 2028. The Credit Agreement secured by the Company's properties was first executed in 2018 and has been amended several times thereafter. Under the current terms of the agreement, $50,000 of the borrowing capacity may be used to refinance the Company's redeemable noncontrolling interest on or prior to March 31, 2025 and the maximum debt-to-capital ratio is set at 67.5%.

Under the terms of the Credit Agreement, borrowings bear interest at an annual rate equal to the one or three month Secured Overnight Financing Rate ("SOFR") plus a ten basis points adjustment plus a margin based on the debt-to-capital ratio. The interest payment is due quarterly in arrears on January 1, April 1, July 1, and October 1. The Credit Agreement contains affirmative and negative covenants as well as customary events of default. In addition, the Company must comply with certain financial and non-financial covenants and agree to pay a fee equal to the product of the unused line fee rate and the average of the daily unused available credit balances. The unused line fee rate is determined based on the debt-to-capital ratio.

At December 31, 2023, the Company had no borrowings outstanding under the credit facility. For the years ended December 31, 2023, 2022 and 2021, interest expense was $82, $227 and $189, respectively, including $82, $125 and $98 of amortization of issuance costs, respectively. At December 31, 2023, the Company was in compliance with all required covenants and had available borrowing capacity of $75,000. See Note 30 — "Subsequent Events" for additional information.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

**Note 13 — Long-Term Debt**

The following table summarizes the Company's long-term debt:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| 4.75% Convertible Senior Notes, due June 1, 2042 | $172,500 | $172,500 |
| 4.25% Convertible Senior Notes, due March 1, 2037 | 23,916 | 23,916 |
| 3.90% Promissory Note (a) | — | 9,072 |
| 3.75% Callable Promissory Note (b) | — | 6,871 |
| 4.55% Promissory Note, due through August 1, 2036 | 4,700 | 4,968 |
| 5.50% Promissory Note, due through July 1, 2033 | 11,906 | — |
| Finance lease liabilities, due through October 15, 2024 | 2 | 13 |
| Total principal amount | 213,024 | 217,340 |
| Less: unamortized issuance costs | (4,529) | (5,653) |
| Total long-term debt | $208,495 | $211,687 |

(a) Note assumed by 3rd party.
(b) Note fully repaid.

The following table summarizes future maturities of long-term debt as of December 31, 2023, which takes into consideration the assumption that the 4.75% Convertible Senior Notes and 4.25% Convertible Senior Notes are repurchased at their respective next earliest call dates:

| Due in 12 months following December 31, | |
|---|---|
| 2023 | $ 518 |
| 2024 | 543 |
| 2025 | 570 |
| 2026 | 197,015 |
| 2027 | 630 |
| Thereafter | 13,748 |
| Total | $213,024 |

Information with respect to interest expense related to long-term debt is as follows:

| | Years Ended December 31, 2023 | 2022 | 2021 |
|---|---|---|---|
| Interest Expense: | | | |
| Contractual interest | $ 9,906 | $6,835 | $5,384 |
| Non-cash expense (a) | 1,129 | 706 | 827 |
| Total | $11,035 | $7,541 | $6,211 |

(a) Represents amortization of debt issuance costs.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

***Convertible Senior Notes***

The Company's Convertible Senior Notes consist of 4.25% Convertible Senior Notes that mature March 1, 2037 and 4.75% Convertible Senior Notes that mature June 1, 2042. The 4.25% Convertible Senior Notes were issued in March 2017 with cash interest payable semiannually in arrears on March 1 and September 1 of each year. In May 2022, the Company issued 4.75% Convertible Senior Notes in a private offering for an aggregate principal amount of $172,500. The net proceeds of the 4.75% Convertible Senior Notes were $166,486 after $6,014 in related issuance and transaction costs. The cash interest for the 4.75% Convertible Senior Notes is payable semiannually in arrears on June 1 and December 1 of each year, beginning on December 1, 2022. In conjunction with the issuance of the 4.75% Convertible Senior Notes, the Company entered into a share repurchase agreement providing for the repurchase of shares of the Company's common stock. See Note 22 — "Equity" under *Share Repurchase Agreement* for additional information.

The Convertible Senior Notes rank equally in right of payment to the Company's existing and future unsecured and unsubordinated obligations. The Convertible Senior Notes do not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or any of its subsidiaries. The Convertible Senior Notes provide no protection to the note holders in the event of a fundamental change or other corporate transaction involving the Company except those described in each respective indenture. The Convertible Senior Notes do not require a sinking fund to be established for the purpose of redemption.

*Embedded Conversion Feature*

The conversion feature of these Convertible Senior Notes is subject to conversion rate adjustments upon the occurrence of specified events (including payment of dividends above a specified amount) but will not be adjusted for any accrued and unpaid interest.

*4.25% Convertible Senior Notes.* When the Company's cash dividends on common stock exceed $0.35 per share, it will result in adjustments to the conversion rate of the 4.25% Convertible Senior Notes. Accordingly, as of December 31, 2023, the conversion rate of the Company's 4.25% Convertible Senior Notes was 16.5893 shares of common stock for each $1 in principal amount, which was the equivalent of approximately $60.28 per share. See Note 30 — "Subsequent Events" for additional information.

*4.75% Convertible Senior Notes.* The conversion rate of the 4.75% Convertible Senior Notes is currently 12.4166 shares of common stock for each $1 in principal amount, which is the equivalent of approximately $80.54 per share.

The holders of the Convertible Senior Notes may convert all or a portion of their convertible senior notes during specified periods prior to each respective maturity date as follows: (1) during any calendar quarter commencing after the calendar quarter ending on the dates specified in each respective indenture, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 130% of the conversion price on each applicable trading day; (2) during the five business-day period after any ten consecutive trading-day period in which the trading price per $1 principal amount of the Convertible Senior Notes is less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on each such trading day; (3) if specified corporate events, including a change in control, occur; (4) if the respective Convertible Senior Notes are called for redemption, at any time prior to the dates specified in each respective indenture; or (5) at any time on the dates or during the periods specified in each respective indenture.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The note holders who elect to convert their Convertible Senior Notes in connection with a fundamental change as described in the indentures will be entitled to a "make-whole" adjustment in the form of an increase in the conversion rate. Upon conversion, the Company has options to satisfy its conversion obligation by paying or delivering cash, shares of its common stock or a combination of cash and shares of its common stock. As of December 31, 2023, none of the conditions allowing the holders of either class of Convertible Senior Notes to convert had been met.

The Company determined that the Convertible Senior Notes' embedded conversion feature is not a derivative financial instrument and does not require bifurcation. At issuance of the 4.25% Convertible Senior Notes, which was prior to the adoption of ASU 2020-06 "*Debt — Debt with Conversion and Other Options and Derivatives and Hedging — Contracts in Entity's Own Equity*," the Company accounted for the equity component of the embedded conversion feature as a reduction in the carrying amount of the debt and an increase in additional paid-in capital.

*Embedded Redemption Feature – Fundamental Change*

The note holders have the right to require the Company to repurchase for cash all or any portion of the Convertible Senior Notes at par prior to the maturity date should any of the fundamental change events described in the indentures occur. The Company concluded that this embedded redemption feature is not a derivative financial instrument, does not require bifurcation, and that it is not probable at issuance that any of the specified fundamental change events will occur. Therefore, this embedded redemption feature is not substantive and will not affect the expected life of the liability.

*Embedded Redemption Feature – Put Option of the Note Holder*

*4.25% Convertible Senior Notes.* At the option of the holders of the 4.25% Convertible Senior Notes, the Company is required to repurchase for cash all or any portion of the 4.25% Convertible Senior Notes at par on March 1, 2022, March 1, 2027 or March 1, 2032. The Company amortized the issuance costs associated with the 4.25% Convertible Senior Notes over the period from March 3, 2017 to March 1, 2022. The debt issuance costs for the 4.25% Convertible Senior Notes had been fully amortized as of February 2022.

*4.75% Convertible Senior Notes.* At the option of the holders of the 4.75% Convertible Senior Notes, the Company is required to repurchase for cash all or any portion of the 4.75% Convertible Senior Notes at par on June 1, 2027, June 1, 2032 or June 1, 2037. The Company amortizes the issuance costs associated with the 4.75% Convertible Senior Notes over the period from May 23, 2022 to June 1, 2027. As of December 31, 2023, the remaining amortization period of the debt issuance costs was expected to be 3.4 years for the 4.75% Convertible Senior Notes.

The Company concluded that this embedded feature is not a derivative financial instrument and does not require bifurcation. Due to this provision, the Company determined that it is appropriate to amortize the debt issuance costs from the date each debt is issued to the earliest date at which the holders of the respective Convertible Senior Notes can demand payment.

The effective interest rate for the 4.75% Convertible Senior Notes, taking into account both cash and non-cash components, approximates 5.6%. Had a 20-year term been used for the amortization of the issuance costs of the 4.75% Convertible Senior Notes, the annual effective interest rate charged to earnings would have decreased to approximately 5.0%.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

***Promissory Notes***

***3.90% Promissory Note***

On March 31, 2023, in conjunction with the sale of the retail shopping center investment property in Melbourne, Florida for a price of $18,500, the buyer assumed the 3.90% Promissory Note from the Company which consisted of the $8,979 principal balance plus $16 of accrued interest at March 31, 2023.

***3.75% Callable Promissory Note***

On March 31, 2023, the Company made an early repayment of the entirety of its 3.75% Callable Promissory Note which included $6,775 of principal balance plus $22 of accrued interest. As a result, the Company incurred a $177 loss on extinguishment of debt. The note was collateralized by the retail shopping center investment property in Sorrento, Florida which was sold as described in *e) Real Estate Investments* under Note 5 — "Investments."

***4.55% Promissory Note***

The loan agreement is secured by commercial real estate in Tampa, Florida and an associated lease agreement. The loan bears interest at a fixed annual rate of 4.55%. Approximately $41 of principal and interest is payable in 216 monthly installments. The promissory note may be repaid in full or in part after September 1, 2020 as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement.

***5.50% Promissory Note***

On June 26, 2023, Gulf to Bay LM, LLC, a subsidiary of the Company, entered into a ten-year secured loan agreement for proceeds of $12,000. The loan is collateralized by the Company's Clearwater, Florida real estate, which is owned by Gulf to Bay LM, LLC, and the lease agreements associated with this property. The loan bears a fixed annual interest rate of 5.50%. Approximately $74 of principal and interest is payable in 120 monthly installments. The promissory note may be repaid in full or in part after August 1, 2025 as long as the Company provides at least 30 days' written notice and pays a prepayment consideration as specified in the loan agreement. The proceeds are used for real estate development projects or other general business purposes.

## Note 14 — Reinsurance

*Reinsurance obtained from other insurance companies*

The Company cedes a portion of its homeowners' insurance exposure to other entities under catastrophe excess of loss reinsurance contracts and a portion of its flood insurance exposure under one quota share reinsurance agreement. Ceded premiums under most catastrophe excess of loss reinsurance contracts are subject to revision resulting from subsequent adjustments in total insured value. Under the terms of the quota share reinsurance agreement, the Company is entitled to a 30% ceding commission on ceded premiums written and a profit commission equal to 10% of net profit.

On January 12, 2023, HCPCI and TypTap received approval from the FLOIR to discontinue flood insurance policies written in Florida. Since the approval, the Company has cancelled or not renewed the majority of its flood insurance policies. However, the Company is required to continue providing flood insurance coverage to policyholders with open claims until criteria set by the FLOIR for cancellation and non-renewal are met. The reason for discontinuation is primarily attributable to the increased costs and reduced availability of flood reinsurance. The discontinuation does not have a material impact to the Company's results of operations.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The Company remains liable for claims payments in the event that any reinsurer is unable to meet its obligations under the reinsurance agreements. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company contracts with a number of reinsurers to secure its annual reinsurance coverage, which generally becomes effective June 1st of each year. The Company purchases reinsurance each year taking into consideration probable maximum losses and reinsurance market conditions.

The impact of the reinsurance contracts on premiums written and earned is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Premiums Written: | | | |
| Direct | $ 762,806 | $ 713,103 | $ 545,441 |
| Assumed | 135,816 | 12,916 | 128,948 |
| Gross written | 898,622 | 726,019 | 674,389 |
| Ceded | (269,627) | (261,144) | (199,741) |
| Net premiums written | $ 628,995 | $ 464,875 | $ 474,648 |
| Premiums Earned: | | | |
| Direct | $ 734,891 | $ 651,455 | $ 478,546 |
| Assumed | 30,621 | 73,261 | 98,498 |
| Gross earned | 765,512 | 724,716 | 577,044 |
| Ceded | (269,627) | (261,144) | (199,741) |
| Net premiums earned | $ 495,885 | $ 463,572 | $ 377,303 |

During the year ended December 31, 2023, the Company derecognized ceded losses of $94,863. During the years ended December 31, 2022, and 2021, ceded losses of $812,623, and $40,432, respectively, were recognized as reductions in losses and loss adjustment expenses. Due to a reduction in gross estimated losses and LAE related to Hurricane Ian, $104,614 of ceded losses was derecognized in 2023. Ceded losses related to Hurricane Sally, Tropical Storm Eta, and other catastrophe and non-catastrophe claims were $5,416, $4,301, and $34, respectively, for 2023. For 2022, ceded losses related to Hurricane Ian, Hurricane Irma, Hurricane Sally, and other non-catastrophe claims were $782,071, $20,000, $10,483, and $69, respectively. Ceded losses related to Hurricane Irma, Hurricane Michael, Hurricane Sally, and other non-catastrophe claims were $32,144, $4,434, and $3,854, respectively, for 2021. At December 31, 2023 and 2022, there were 33 and 45 reinsurers, respectively, participating in the Company's reinsurance program. Total net amounts recoverable and receivable from reinsurers at December 31, 2023 and 2022 were $350,294 and $688,359, respectively. Approximately 67.1% of the reinsurance recoverable balance at December 31, 2023 was receivable from five reinsurers. Based on all available information considered in the rating-based method described in Note 2 — "Summary of Significant Accounting Policies," the Company recognized a decrease in credit loss expense of $336 for the year ended December 31, 2023 as opposed to increases in credit loss expense of $364 and $0 for the years ended December 31, 2022 and 2021, respectively. Allowances for credit losses related to the reinsurance recoverable balance were $118 and $454 at December 31, 2023 and 2022, respectively.

Due to Hurricane Ian in 2022, the Company's first event reinsurance coverage for flood losses was exhausted, and accordingly, the Company could no longer cede additional flood losses from Hurricane Ian to

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

reinsurers. As a result, the Company elected to pay reinstatement premiums of $6,684 to the reinsurers to restore the full amount of coverage. The unamortized first event reinsurance premiums of $3,306 were expensed and charged to premiums ceded during the fourth quarter of 2022. See Note 15 — “Losses and Loss Adjustment Expenses” for more information about the flood losses attributable to Hurricane Ian.

One of the existing reinsurance contracts includes retrospective provisions that adjust premiums in the event losses are minimal or zero. Prior to June 1, 2022, there were two reinsurance contracts with retrospective provisions. As a result of Hurricane Ian, the balance of previously accrued benefits under the multi-year reinsurance contract with retrospective provisions was decreased by $12,600 in September 2022. For the years ended December 31, 2023, 2022 and 2021, the Company recognized reductions in premiums ceded of $27,972, $18,710 and $10,864, respectively. See Note 25 — “Commitments and Contingencies” for additional information.

Amounts receivable pursuant to retrospective provisions are reflected in other assets. At December 31, 2023 and 2022, other assets included $44,289 and $16,317, respectively. In October 2022, the Company received $5,457 of premium refund under the Company’s previous two multi-year reinsurance contracts which were commuted effective May 31, 2022. Management believes the credit risk associated with the collectability of these accrued benefits is minimal as the amount receivable is concentrated with one reinsurer with a good credit rating and the Company monitors the creditworthiness of this reinsurer based on available information about the reinsurer’s financial condition.

*Reinsurance provided to other insurance companies*

*United*

For the year ended December 31, 2023, assumed premiums written related to the Northeast Region’s insurance policies were $0, whereas for the year ended December 31, 2022, $27,488 of assumed premiums written related to the Northeast Region’s insurance policies were derecognized, which primarily resulted from the return of the unearned portion of assumed written premiums subsequent to the Company’s renewal and/or replacement of insurance policies in Massachusetts and New Jersey. For the year ended December 31, 2021, assumed premiums written related to the Northeast Region’s insurance policies were $93,607. At December 31, 2023, the Company had a net balance of $581 due to United related to the Northeast Region, representing ceding commission payable of $581. At December 31, 2022, the Company had a net balance of $1,581 due to United related to the Northeast Region, consisting of payable on paid losses and loss adjustment expenses of $1,000 and ceding commission payable of $581. Effective December 30, 2022, the Company’s quota share reinsurance agreement to provide 100% reinsurance on United’s policies in the Northeast Region was commuted.

Effective December 31, 2021, the Company entered into a separate agreement to provide 85% quota share reinsurance on United’s personal lines insurance policies in the states of Georgia, South Carolina and North Carolina through May 31, 2022. Effective June 1, 2022, the Company entered into a new agreement to provide 100% quota share reinsurance on United’s personal lines insurance policies in the Southeast Region. For the year ended December 31, 2023, $7,271 of assumed premiums written related to the Southeast Region’s insurance policies were derecognized, which primarily resulted from the return of the unearned portion of assumed written premiums subsequent to the Company’s renewal and/or replacement of insurance policies in the Southeast Region. For the years ended December 31, 2022 and 2021, assumed premiums written related to the Southeast Region’s insurance policies were $40,404 and $35,341, respectively. At December 31, 2023, the Company had a net balance of $4,203 due to United related to the Southeast Region, consisting of premiums payable of $1,712 and payable on paid losses and loss adjustment expenses of $2,765, offset by ceding commission receivable of

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

$274. At December 31, 2022, there was an amount of $7,521 due to United related to the Southeast Region, consisting of payable on paid losses and loss adjustment expenses of $7,606 and ceding commission payable of $16, offset by premiums receivable of $101.

On February 27, 2023, United's Florida-domiciled residential insurance subsidiary was placed into receivership by the State of Florida due to its financial insolvency. At December 31, 2023, the Company had a net amount due to United of $4,784 and funds withheld for assumed business in trust accounts totaling $30,087 for the benefit of policies assumed from United. The Company ceased providing TPA services to United in March 2023. The Company cannot predict the actions a receiver might take, which may include restrictions on, or use of, funds held in trust. Any such actions could have a material adverse effect on the Company's financial position and results of operations.

In connection with the Southeast Region quota share reinsurance provided to United by the Company, the receiver of United had requested a total withdrawal of $13,482 from a trust account holding funds withheld for assumed business. The withdrawal was in settlement of unearned premiums of $7,496, losses and LAE of $2,310, claims handling fees of $4,875, less ceding commission of $1,199. Of the total withdrawal, the Company received $4,875 in payment for reimbursement and fees receivable under TPA service on October 26, 2023.

At December 31, 2023 and 2022, the balance of funds withheld for assumed business related to the Company's quota share reinsurance agreements with United was $30,087 and $48,772, respectively.

*Citizens Assumption*

As described in Note 1 — "Nature of Operations" with regards to the Citizens assumption, assumed premiums written related to Citizens policies were $143,087 for the year ended December 31, 2023.

The ratio of assumed premiums earned to net premiums earned for the years ended December 31, 2023, 2022 and 2021 was 6.18%, 15.80%, and 26.11%, respectively.

**Note 15 — Losses and Loss Adjustment Expenses**

The Company establishes reserves for the estimated total unpaid costs of losses including LAE. Loss and LAE reserves reflect management's best estimate of the total cost of (i) claims that have been incurred, but not yet paid in full, and (ii) claims that have been incurred but not yet reported to the Company ("IBNR"). Reserves established by management represent an estimate of the outcome of future events and, as such, cannot be considered an exact calculation of our liability. Rather, loss and LAE reserves represent management's best estimate of the Company's liability based on the application of actuarial techniques and other projection methodologies and taking into consideration other facts and circumstances known at the balance sheet date. The process of establishing loss and LAE reserves is complex and inherently imprecise, as it involves the estimation of the outcome of future uncertain events. The impact of both internal and external variables on ultimate losses and LAE costs is difficult to estimate. In determining loss and LAE reserves, the Company gives careful consideration to all available data and actuarial analyses.

When a claim is reported to the Company, the claims personnel establish a "case reserve" for the estimated amount of the ultimate amount payable to settle the claim. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the claims adjuster. The individual estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, location, and the policy provisions relating to the type of loss. Case reserves are adjusted as more information becomes available. It is the Company's policy to settle each claim as expeditiously as possible.

Reserves are closely monitored and are recalculated periodically using the most recent information on reported claims and a variety of actuarial techniques. Specifically, claims management personnel complete weekly and ongoing reviews of existing case reserves, new claims, changes to existing case reserves, and paid losses with respect to the current and prior years. As the Company continues to expand historical data regarding paid and incurred losses, the data is used to develop expected ultimate loss and LAE ratios, then these expected loss and LAE ratios are applied to earned premium to derive a reserve level for each line of business. In connection with the determination of these reserves, other specific factors such as recent weather-related losses, trends in historical reported and paid losses, and litigation and judicial trends regarding liability will also be considered. Therefore, the loss ratio method, among other methods, is used to project an ultimate loss expectation, and then the related loss history must be regularly evaluated and loss expectations updated, with the possibility of variability from the initial estimate of ultimate losses.

The Company maintains IBNR reserves to provide for claims that have been incurred but have not been reported and subsequent development on reported claims. The IBNR reserve is determined by estimating the Company's ultimate net liability for both reported and unreported claims and then subtracting the case reserves and payments made to date for reported claims.

*Loss and LAE Reserve Estimation Methods.* The Company applies the following general methods in projecting reserves for losses and LAE:

- Reported loss development;

- Paid loss development;

- Paid Bornhuetter-Ferguson method;

- Reported Experience-Modified Bornhuetter-Ferguson method;

- Paid Experience-Modified Bornhuetter-Ferguson method;

- Loss ratio method;

- Several variations of the Frequency-Severity method, depending on exposure; and

- A factor load to loss and allocated LAE reserves for the unallocated LAE.

Selected reserves are based on a review of the indications from these methods as well as other considerations such as emergence since the most recent evaluation and number of open claims for a given accident period.

Currently, the estimated ultimate liability is calculated using the principles and procedures described above, which are applied to the lines of business written. However, because the establishment of loss and LAE reserves is an inherently uncertain process, ultimate losses and LAE may exceed the established loss and LAE reserves and have a material, adverse effect on our results of operations and financial condition. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

The Company's reported results, financial position and liquidity would be affected by likely changes in key assumptions that determine the net loss reserves. However, it is believed that a reasonably likely increase or decrease in the severity of claims could impact our net loss reserves.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

Activity in the liability for losses and LAE is summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Net balance, beginning of year* | $ 246,546 | $ 172,410 | $ 141,065 |
| Incurred, net of reinsurance, related to: | | | |
| Current year | 235,725 | 330,836 | 199,888 |
| Prior years | 18,854 | 40,627 | 27,637 |
| Total incurred, net of reinsurance | 254,579 | 371,463 | 227,525 |
| Paid, net of reinsurance, related to: | | | |
| Current year | (107,204) | (169,641) | (95,809) |
| Prior years | (139,570) | (127,686) | (100,371) |
| Total paid, net of reinsurance | (246,774) | (297,327) | (196,180) |
| Net balance, end of year | 254,351 | 246,546 | 172,410 |
| Add: reinsurance recoverable before allowance for credit losses | 330,722 | 617,219 | 64,755 |
| Gross balance, end of year | $ 585,073 | $ 863,765 | $ 237,165 |

* Net balance represents beginning-of-year liability for unpaid losses and LAE less beginning-of-year reinsurance recoverable for unpaid losses and LAE.

The establishment of loss and LAE reserves is an inherently uncertain process and changes in loss and LAE reserve estimates are expected as these estimates are subject to the outcome of future events. Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are adjusted. During the year ended December 31, 2023, the Company recognized losses related to prior years of $18,854 primarily to increase catastrophe reserves in response to increased litigation.

Losses and LAE for the 2023 loss year included net estimated losses of approximately $68,339 attributable to United-related policies and $7,875 related to policies assumed from Citizens. In 2022, gross losses and LAE related to Hurricane Ian were estimated at $847,500 for all insurance lines of business, including $452,050 for HCPCI Insurance Operations and $395,450 for TypTap. After reinsurance recoveries, losses and LAE retained by the Company were approximately $65,300 for the year ended December 31, 2022. Of the total losses and LAE retained by the Company, $7,000 was attributable to flood losses exceeding the maximum amount of coverage provided by reinsurers.

The following is information about incurred and paid claims development as of December 31, 2023, net of reinsurance, as well as cumulative claim frequency and the total of incurred-but-not-reported liabilities plus expected development on reported claims included within the net incurred claims amounts. The information about incurred and paid claims development for the years ended December 31, 2022 to 2014 is presented as supplementary information and is unaudited.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

<u>*Homeowners Multi-peril and Dwelling Fire Insurance*</u> (a)

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31, | | | | | | | | | | As of December 31, 2023 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Year** | **2014** | **2015** | **2016** | **2017** | **2018** | **2019** | **2020** | **2021** | **2022** | **2023** | **Total of IBNR Plus Expected Development Reported Claims** | **Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)** |
| **2014** | $75,810 | $81,773 | $84,917 | $88,053 | $ 90,084 | $ 92,454 | $ 92,945 | $ 93,181 | $ 93,358 | $ 93,298 | $ 93 | 7,662 |
| **2015** | — | 78,017 | 90,902 | 96,173 | 101,272 | 102,149 | 102,587 | 103,135 | 103,671 | 103,818 | 250 | 7,665 |
| **2016** | — | — | 81,446 | 90,879 | 92,684 | 92,986 | 92,752 | 92,333 | 92,738 | 92,779 | 174 | 6,936 |
| **2017** | — | — | — | 91,443 | 88,937 | 89,652 | 90,958 | 90,877 | 90,652 | 91,132 | 640 | 5,776 |
| **2018** | — | — | — | — | 79,436 | 83,976 | 83,123 | 83,234 | 82,816 | 83,126 | 2,330 | 4,771 |
| **2019** | — | — | — | — | — | 95,467 | 94,018 | 96,821 | 99,754 | 101,081 | 5,788 | 5,402 |
| **2020** | — | — | — | — | — | — | 126,086 | 133,349 | 159,758 | 170,175 | 8,214 | 8,264 |
| **2021** | — | — | — | — | — | — | — | 187,164 | 186,606 | 186,059 | 21,921 | 11,787 |
| **2022** | — | — | — | — | — | — | — | — | 263,626 | 257,683 | 52,895 | 13,393 |
| **2023** | — | — | — | — | — | — | — | — | — | 232,819 | 126,652 | 7,554 |
| | | | | | | | | Total | | $1,411,970 | | |

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Year** | **2014** | **2015** | **2016** | **2017** | **2018** | **2019** | **2020** | **2021** | **2022** | **2023** |
| **2014** | $47,650 | $68,897 | $77,712 | $82,463 | $ 87,125 | $ 90,707 | $ 92,264 | $ 92,924 | $ 92,986 | $ 93,205 |
| **2015** | — | 50,939 | 76,042 | 87,784 | 95,179 | 99,200 | 101,424 | 102,486 | 103,405 | 103,569 |
| **2016** | — | — | 51,663 | 73,037 | 83,311 | 89,144 | 90,989 | 92,001 | 92,367 | 92,605 |
| **2017** | — | — | — | 43,039 | 66,996 | 78,808 | 83,383 | 86,364 | 89,387 | 90,492 |
| **2018** | — | — | — | — | 41,014 | 63,958 | 71,809 | 76,311 | 79,247 | 80,796 |
| **2019** | — | — | — | — | — | 47,471 | 70,182 | 81,941 | 91,839 | 95,293 |
| **2020** | — | — | — | — | — | — | 56,173 | 108,388 | 144,298 | 161,961 |
| **2021** | — | — | — | — | — | — | — | 85,895 | 142,054 | 164,138 |
| **2022** | — | — | — | — | — | — | — | — | 135,793 | 204,788 |
| **2023** | — | — | — | — | — | — | — | — | — | 106,167 |
| | | | | | | | | Total | | $1,193,014 |
| All outstanding liabilities before 2014, net of reinsurance | | | | | | | | | | 37 |
| Liabilities for loss and LAE, net of reinsurance | | | | | | | | | | $ 218,993 |

(a) Excludes losses from Wind-only insurance (2014 through 2023) and any hurricane and storm events prior to 2023.

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

## HCI GROUP, INC. AND SUBSIDIARIES
### Notes to Consolidated Financial Statements
*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

*Homeowners Wind-only Insurance (a) ***

|  |  |  |  |  |  |  |  |  |  |  | As of December 31, 2023 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31, | | | | | | | | | | Total of IBNR Plus Expected Development Reported Claims | Cumulative Number of Reported Claims (Not in Dollar Amounts) (b) |
| Year | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 | | |
| 2015 | $ — | $308 | $ 401 | $ 569 | $ 692 | $ 605 | $ 582 | $ 582 | $ 582 | $ 582 | $ — | 100 |
| 2016 | — | — | 1,005 | 1,314 | 1,814 | 1,853 | 1,837 | 2,255 | 1,948 | 1,957 | 4 | 228 |
| 2017 | — | — | — | 1,529 | 1,119 | 815 | 792 | 923 | 991 | 807 | 16 | 157 |
| 2018 | — | — | — | — | 798 | 708 | 1,061 | 1,109 | 1,226 | 1,037 | 69 | 137 |
| 2019 | — | — | — | — | — | 1,132 | 1,501 | 1,833 | 2,359 | 1,909 | 115 | 154 |
| 2020 | — | — | — | — | — | — | 1,621 | 1,970 | 3,386 | 3,036 | 280 | 193 |
| 2021 | — | — | — | — | — | — | — | 682 | 1,257 | 1,556 | 396 | 114 |
| 2022 | — | — | — | — | — | — | — | — | 1,284 | 1,943 | 830 | 136 |
| 2023 | — | — | — | — | — | — | — | — | — | 2,193 | 1,862 | 94 |
| | | | | | | | | | Total | $15,020 | | |

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year | 2014 | 2015 | 2016 | 2017 | 2018 | 2019 | 2020 | 2021 | 2022 | 2023 |
| 2015 | $ — | $156 | $ 332 | $ 465 | $ 582 | $ 582 | $ 582 | $ 582 | $ 582 | $ 582 |
| 2016 | — | — | 689 | 1,155 | 1,405 | 1,772 | 1,821 | 1,843 | 1,944 | 1,952 |
| 2017 | — | — | — | 484 | 786 | 789 | 792 | 792 | 792 | 792 |
| 2018 | — | — | — | — | 216 | 607 | 745 | 899 | 925 | 967 |
| 2019 | — | — | — | — | — | 828 | 1,290 | 1,451 | 1,770 | 1,794 |
| 2020 | — | — | — | — | — | — | 567 | 1,461 | 2,435 | 2,756 |
| 2021 | — | — | — | — | — | — | — | 415 | 799 | 1,161 |
| 2022 | — | — | — | — | — | — | — | — | 704 | 1,113 |
| 2023 | — | — | — | — | — | — | — | — | — | 330 |
| | | | | | | | | | Total | $11,447 |
| | | | | | | | | Liabilities for loss and LAE, net of reinsurance | | $ 3,573 |

\* The Company began writing Homeowners Wind-only insurance in 2015.

(a) Excludes losses from multi-peril and dwelling fire insurance (2014 through 2023) and any hurricane and storm events prior to 2023.

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

*Losses Specific to Any Hurricane and Storm Events prior to 2023*

| | Incurred Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31, | | | | | | | | | | As of December 31, 2023 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Year** | **2014** | **2015** | **2016** | **2017** | **2018** | **2019** | **2020** | **2021** | **2022** | **2023** | **Total of IBNR Plus Expected Development Reported Claims** | **Cumulative Number of Reported Claims (Not in Dollar Amounts) (b)** |
| **2016** | $— | $— | $21,414 | $ 24,126 | $ 26,211 | $ 28,133 | $ 27,634 | $ 27,634 | $ 27,634 | $ 27,634 | $ 464 | 2,420 |
| **2017** | — | — | — | 53,602 | 54,080 | 53,557 | 53,624 | 53,628 | 53,636 | 53,649 | 236 | 21,777 |
| **2018** | — | — | — | — | 16,543 | 16,532 | 16,532 | 16,532 | 16,476 | 16,466 | — | 1,719 |
| **2019** | — | — | — | — | — | — | — | — | — | — | — | 144 |
| **2020** | — | — | — | — | — | — | 30,264 | 46,284 | 55,235 | 61,847 | 7,491 | 3,294 |
| **2021** | — | — | — | — | — | — | — | 11,689 | 13,000 | 13,000 | 348 | 2,597 |
| **2022** | — | — | — | — | — | — | — | — | 65,325 | 71,860 | 23,233 | 13,992 |
| **2023** | — | — | — | — | — | — | — | — | — | — | — | 272 |
| | | | | | | | | Total | | $ 244,456 | | |

| | Cumulative Paid Claims and Allocated Claim Adjustment Expenses, Net of Reinsurance For the Years Ended December 31, | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Year** | **2014** | **2015** | **2016** | **2017** | **2018** | **2019** | **2020** | **2021** | **2022** | **2023** |
| **2016** | $— | $— | $12,227 | $ 20,025 | $ 23,316 | $ 25,849 | $ 26,098 | $ 26,807 | $ 27,146 | $ 27,169 |
| **2017** | — | — | — | 43,905 | 47,514 | 47,524 | 49,425 | 53,216 | 53,634 | 53,413 |
| **2018** | — | — | — | — | 13,391 | 15,992 | 16,436 | 16,477 | 16,476 | 16,466 |
| **2019** | — | — | — | — | — | — | — | — | — | — |
| **2020** | — | — | — | — | — | — | 14,964 | 34,771 | 47,056 | 54,356 |
| **2021** | — | — | — | — | — | — | — | 9,323 | 12,616 | 12,652 |
| **2022** | — | — | — | — | — | — | — | — | 32,998 | 48,627 |
| **2023** | — | — | — | — | — | — | — | — | — | — |
| | | | | | | | | Total | | $ 212,683 |
| | | | | Liabilities for loss and LAE, net of reinsurance | | | | | | $ 31,773 |

(b) The cumulative number of reported claims is measured as the number of per-policyholder, per-event claims for all coverages regardless of whether the claim results in loss or expense to the Company.

The reconciliation of the net incurred and paid loss development tables to the liability for losses and loss adjustment expenses is as follows:

| | December 31, | |
|---|---|---|
| | **2023** | **2022** |
| Net outstanding liabilities | | |
| Homeowners multi-peril and dwelling fire insurance | $ 218,993 | $ 201,627 |
| Homeowners Wind-only insurance | 3,573 | 3,082 |
| Losses specific to any hurricane and storm events prior to 2023 | 31,773 | 41,380 |
| Other short-duration insurance lines | 12 | 457 |
| Liabilities for unpaid losses and loss adjustment expenses, net of reinsurance | 254,351 | 246,546 |
| Reinsurance recoverables | 330,722 | 617,219 |
| Total gross liability for unpaid losses and loss adjustment expenses | $ 585,073 | $ 863,765 |

97

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The following is supplementary and unaudited information about average historical claims duration as of December 31, 2023:

| **Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance**<br>**Years** | **1** | **2** | **3** | **4** | **5** | **6** | **7** | **8** | **9** | **10** |
|---|---|---|---|---|---|---|---|---|---|---|
| Homeowners multi-peril and dwelling fire insurance | 47.2% | 22.3% | 8.5% | 3.9% | 0.2% | 0.8% | 0.3% | 0.0% | 0.0% | 0.0% |
| Homeowners Wind-only insurance | 29.2% | 23.2% | 13.5% | 8.5% | 0.1% | 0.4% | 0.7% | 0.0% | 0.0% | * |
| Other short-duration insurance lines | 74.9% | 23.1% | 1.5% | 0.0% | 0.0% | 0.0% | 0.0% | 0.0% | — | — |
| Losses specific to any hurricane and storm events prior to 2023 | 51.8% | 22.1% | 6.9% | 4.9% | 1.7% | 0.5% | — | — | — | — |

* The Company began writing Homeowners Wind-only insurance in 2015.

## Note 16 — Variable Interest Entity

CORE, a Florida-domiciled reciprocal insurance exchange, is owned by its policyholders, referred to as subscribers, who gain ownership by buying an insurance policy and making a surplus contribution. Each subscriber has certain interests in CORE which include the right to appoint an attorney-in-fact ("AIF"), to vote for CORE's advisory committee and to receive dividends or premium credits if CORE generates a surplus. At least two-thirds of the membership of CORE's advisory committee must be subscribers who are independent of the AIF. CORE's advisory committee is charged with overseeing the financial affairs of CORE.

At inception, CORE had no subscribers nor sufficient surplus to fund its insurance operations without additional financial support. HCI provided CORE with $25,000 in exchange for a 9% subordinated surplus note. As a result, CORE is considered a variable interest entity ("VIE"). In addition, CORE entered into an AIF agreement with CRM, a wholly owned subsidiary of HCI. The AIF agreement, which was approved by the FLOIR, can be terminated at any time by mutual agreement of both parties or with cause, if the FLOIR or a court of competent jurisdiction determines that a material breach of the agreement has occurred. Under the AIF agreement, CRM, with the power of attorney given by the subscribers, will directly or indirectly conduct the daily operations of CORE by underwriting insurance policies, collecting premiums, investing funds, and processing claims. As such, subscribers do not possess the power to directly manage CORE's operations. The AIF agreement also permits CRM to contract with service providers including other HCI subsidiaries to perform certain functions. The activities which most significantly impact CORE's anticipated economic performance are its underwriting and investment results. The management and service agreements, together with HCI's subordinated surplus note in CORE, exposes HCI to more than an insignificant amount of CORE's expected economic performance. As such, HCI has variable interests in CORE.

Since HCI has the power to direct the activities of CORE that most significantly affect CORE's economic performance and the obligation to absorb losses or the right to receive benefits from CORE that could potentially be significant to CORE via the subordinated surplus note and the management and service agreements, HCI is considered the primary beneficiary of CORE, a VIE, and is required to consolidate CORE. Since HCI has no equity at risk, CORE's equity and results of operations are included in noncontrolling interests. In the event of dissolution, subscribers will participate in the distribution of any remaining equity without being liable for any shortfall in CORE's equity. Prior to distributing residual equity to subscribers, CORE's remaining assets, after fulfilling all other outstanding obligations, will be allocated to settle the holders of CORE's subordinated debts such as HCI's 9% subordinated surplus note, comprising unpaid principal and accrued interest.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

At December 31, 2023, the Company's maximum exposure to loss relating to CORE was $25,000. CORE's assets are legally restricted for the purpose of fulfilling obligations specific to CORE. The creditors of CORE have no legal right to pursue additional sources of payment from the Company. The following table summarizes the assets related to CORE which are included in the accompanying consolidated balance sheets:

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| *Assets:* | | |
| Cash and cash equivalent | $24,635 | $— |
| Restricted cash | 300 | — |
| Other assets | 65 | — |

**Note 17 — Segment Information**

The Company identifies its operating divisions based on managerial emphasis, organizational structure and revenue source. The Company has five reportable segments: HCPCI insurance operations, TypTap Group, CORE insurance operations, real estate operations, and corporate and other. Due to their economic characteristics, the Company's property and casualty insurance division and reinsurance operations, excluding the insurance operations under TypTap Group and CORE, are grouped together into one reportable segment under HCPCI insurance operations. The TypTap Group segment includes its property and casualty insurance operations, information technology operations and its management company's activities. The CORE segment represents the insurance operations of CORE, a VIE, in which the Company has no equity interest but is required to consolidate under the Variable Interest model. The real estate operations segment includes companies engaged in operating commercial properties the Company owns for investment purposes or for use in its own operations. The corporate and other segment represents the activities of the holding companies and any other companies that do not meet the quantitative and qualitative thresholds for a reportable segment. The determination of segments may change over time due to changes in operational emphasis, revenues, and results of operations. The Company's chief executive officer, who serves as the Company's chief operating decision maker, evaluates each division's financial and operating performance based on revenue and operating income.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

For the years ended December 31, 2023, 2022 and 2021, revenues from the HCPCI insurance operations segment before intracompany elimination represented 63.8%, 66.1% and 74.6%, respectively, and revenues from the TypTap Group segment represented 34.5%, 29.9%, and 22.7%, respectively, of total revenues of all operating segments. At December 31, 2023 and 2022, HCPCI insurance operations' total assets represented 55.3% and 53.4%, respectively, and TypTap Group's total assets represented 33.6% and 37.9%, respectively, of the combined assets of all operating segments. See Note 1 — "Nature of Operations" for a description of the Company's operations. The following tables present segment information reconciled to the Company's consolidated statements of income. Intersegment transactions are not eliminated from segment results. However, intracompany transactions are eliminated in segment results below.

| For the Year Ended December 31, 2023 | HCPCI Insurance Operations | TypTap Group | CORE (a) | Real Estate (b) | Corporate/ Other (c) | Reclassification/ Elimination | Consolidated |
|---|---|---|---|---|---|---|---|
| **Revenue:** | | | | | | | |
| Gross premiums earned (d) | $ 438,234 | $ 348,310 | $ — | $ — | $ — | $ (21,032) | $ 765,512 |
| Premiums ceded | (168,128) | (122,501) | — | — | — | 21,002 | (269,627) |
| Net premiums earned | 270,106 | 225,809 | — | — | — | (30) | 495,885 |
| Net income from investment portfolio | 17,253 | 13,602 | — | 1 | 8,112 | 8,485 | 47,453 |
| Gain from sales of real estate investments | — | — | — | 8,811 | — | (8,811) | — |
| Policy fee income | 2,163 | 2,541 | — | — | — | — | 4,704 |
| Other | 15,530 | 5,211 | — | 9,897 | 2,250 | (30,260) | 2,628 |
| Total revenue | 305,052 | 247,163 | — | 18,709 | 10,362 | (30,616) | 550,670 |
| **Expenses:** | | | | | | | |
| Losses and loss adjustment expenses | 118,367 | 139,049 | — | — | — | (2,837) | 254,579 |
| Amortization of deferred policy acquisition costs | 40,349 | 45,865 | — | — | — | — | 86,214 |
| Other policy acquisition expenses | 2,401 | 2,311 | — | — | — | — | 4,712 |
| Stock-based compensation expense | 1,718 | 2,927 | — | — | 4,703 | — | 9,348 |
| Interest expense | — | 1,722 | — | 720 | 10,397 | (1,722) | 11,117 |
| Depreciation and amortization | 559 | 4,097 | — | 1,610 | 707 | (1,251) | 5,722 |
| Loss on extinguishment of debt | — | — | — | 177 | — | (177) | — |
| Personnel and other operating expenses | 35,063 | 38,779 | — | 6,054 | 6,061 | (24,629) | 61,328 |
| Total expenses | 198,457 | 234,750 | — | 8,561 | 21,868 | (30,616) | 433,020 |
| **Income (loss) before income taxes** | $ 106,595 | $ 12,413 | $ — | $ 10,148 | $ (11,506) | $ — | $ 117,650 |
| **Total revenue from non-affiliates (e)** | $ 270,873 | $ 263,215 | $ — | $ 15,416 | $ 8,087 | | |
| **Gross premiums written** | $ 535,070 | $ 363,552 | | | | | |

(a) No operation during 2023.
(b) Other revenue under real estate primarily consisted of rental income from investment properties.
(c) Other revenue under corporate and other primarily consisted of revenue from marina business.
(d) Gross premiums earned under HCPCI Insurance Operations consist of $417,202 from HCPCI and $21,032 from a reinsurance company.
(e) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

| For the Year Ended December 31, 2022 | HCPCI Insurance Operations | TypTap Group | Real Estate (a) | Corporate/ Other (b) | Reclassification/ Elimination | Consolidated |
|---|---|---|---|---|---|---|
| **Revenue:** | | | | | | |
| Gross premiums earned (c) | $ 439,499 | $ 298,215 | $ — | $ — | $ (12,998) | $ 724,716 |
| Premiums ceded | (162,112) | (110,299) | — | — | 11,267 | (261,144) |
| Net premiums earned | 277,387 | 187,916 | — | — | (1,731) | 463,572 |
| Net income from investment portfolio | 1,641 | 3,991 | — | 2,736 | 15,739 | 24,107 |
| Policy fee income | 2,482 | 1,797 | — | — | — | 4,279 |
| Gain on involuntary conversion | — | — | 13,402 | — | (13,402) | — |
| Gain from remeasurement of contingent liabilities | 585 | 2,532 | — | — | — | 3,117 |
| Other | 25,155 | 2,302 | 10,365 | 3,752 | (37,086) | 4,488 |
| Total revenue | 307,250 | 198,538 | 23,767 | 6,488 | (36,480) | 499,563 |
| **Expenses:** | | | | | | |
| Losses and loss adjustment expenses | 204,549 | 173,828 | — | — | (6,914) | 371,463 |
| Amortization of deferred policy acquisition costs | 56,841 | 43,828 | — | — | — | 100,669 |
| Other policy acquisition expenses | 2,557 | 1,905 | — | — | (154) | 4,308 |
| Stock-based compensation expense | 3,879 | 3,512 | — | 7,716 | — | 15,107 |
| Interest expense | — | 883 | 892 | 6,875 | (882) | 7,768 |
| Depreciation and amortization | 626 | 3,185 | 2,501 | 868 | (2,401) | 4,779 |
| Impairment loss | 652 | 1,632 | — | — | — | 2,284 |
| Personnel and other operating expenses | 44,752 | 31,548 | 4,884 | 6,548 | (26,129) | 61,603 |
| Total expenses | 313,856 | 260,321 | 8,277 | 22,007 | (36,480) | 567,981 |
| **(Loss) income before income taxes** | $ (6,606) | $ (61,783) | $ 15,490 | $ (15,519) | $ — | $ (68,418) |
| **Total revenue from non-affiliates (d)** | $ 273,222 | $ 207,728 | $ 22,413 | $ 3,937 | | |
| **Gross premiums written** | $ 377,860 | $ 348,159 | | | | |

(a) Other revenue under real estate primarily consisted of rental income from investment properties.
(b) Other revenue under corporate and other primarily consisted of revenue from marina business.
(c) Gross premiums earned under HCPCI Insurance Operations consist of $426,501 from HCPCI and $12,998 from a reinsurance company.
(d) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company’s presentation.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

| For the Year Ended December 31, 2021 | HCPCI Insurance Operations | TypTap Group | Real Estate (a) | Corporate/ Other (b) | Reclassification/ Elimination | Consolidated |
|---|---|---|---|---|---|---|
| **Revenue:** | | | | | | |
| Gross premiums earned (c) | $ 404,362 | $175,907 | $ — | $ — | $ (3,225) | $ 577,044 |
| Premiums ceded | (140,902) | (61,534) | — | — | 2,695 | (199,741) |
| Net premiums earned | 263,460 | 114,373 | — | — | (530) | 377,303 |
| Net income from investment portfolio | 8,130 | 1,306 | — | 6,613 | 4,121 | 20,170 |
| Policy fee income | 2,794 | 1,201 | — | — | — | 3,995 |
| Other | 6,356 | 1,606 | 12,226 | 1,794 | (15,535) | 6,447 |
| Total revenue | 280,740 | 118,486 | 12,226 | 8,407 | (11,944) | 407,915 |
| **Expenses:** | | | | | | |
| Losses and loss adjustment expenses | 147,198 | 80,863 | — | — | (536) | 227,525 |
| Amortization of deferred policy acquisition costs | 56,470 | 30,493 | — | — | — | 86,963 |
| Other policy acquisition expenses | 2,851 | 4,100 | — | — | — | 6,951 |
| Stock-based compensation expense | 3,553 | 3,380 | — | 6,821 | — | 13,754 |
| Interest expense | — | 113 | 1,202 | 5,467 | (382) | 6,400 |
| Depreciation and amortization | 86 | 1,336 | 2,319 | 884 | (2,441) | 2,184 |
| Debt conversion expense | — | — | — | 1,754 | — | 1,754 |
| Personnel and other operating expenses | 20,647 | 28,357 | 4,424 | 6,308 | (8,585) | 51,151 |
| Total expenses | 230,805 | 148,642 | 7,945 | 21,234 | (11,944) | 396,682 |
| **Income (loss) before income taxes** | $ 49,935 | $ (30,156) | $ 4,281 | $ (12,827) | $ — | $ 11,233 |
| **Total revenue from non-affiliates (d)** | $ 277,333 | $119,703 | $ 10,872 | $ 7,406 | | |
| **Gross premiums written** | $ 426,910 | $247,479 | | | | |

(a) Other revenue under real estate primarily consisted of rental income from investment properties.
(b) Other revenue under corporate and other primarily consisted of revenue from restaurant and marina businesses.
(c) Gross premiums earned under HCPCI Insurance Operations consist of $401,137 from HCPCI and $3,225 from a reinsurance company.
(d) Represents amounts before reclassification of certain revenue and expenses to conform with an insurance company's presentation.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The following table presents segment assets reconciled to the Company's total assets on the consolidated balance sheets:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Segments:** | | |
| HCPCI Insurance Operations | $ 933,116 | $ 912,233 |
| TypTap Group | 623,366 | 704,429 |
| CORE | 25,000 | — |
| Real Estate Operations | 132,257 | 126,001 |
| Corporate and Other | 233,952 | 159,378 |
| Consolidation and Elimination | (136,375) | (98,713) |
| **Total assets** | $1,811,316 | $1,803,328 |

**Note 18 — Leases**

The table below summarizes the Company's ROU assets and corresponding liabilities for operating and finance leases:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Operating leases: | | |
| ROU assets | $ 1,407 | $ 777 |
| Liabilities | $ 1,408 | $ 721 |
| Finance leases: | | |
| ROU assets | $ 1 | $ 80 |
| Liabilities | $ 2 | $ 13 |

The Company's lease of office space in India for its information technology operations expired in January 2022 and a new lease agreement was entered into effective February 2022 with an initial term of nine years.

In December 2022, the Company notified the FDOT of the election to terminate one of the operating leases for office space effective January 31, 2023, resulting in a derecognition of the ROU assets and its corresponding liabilities by $553.

The Company entered into a new lease effective March 2023 for its office space in Plantation, Florida which relates to its claims related administration. The lease has an initial term of 5.25 years.

The following table summarizes the Company's operating and finance leases in which the Company is a lessee:

| Class of Assets | Initial Term | Renewal Option | Other Terms and Conditions |
|---|---|---|---|
| ***Operating lease:*** | | | |
| Office equipment | 36 to 63 months | Yes | (a) |
| Office space | 5 to 9 years | Yes | (a), (b) |
| ***Finance lease:*** | | | |
| Office equipment | 3.25 years | Not applicable | (c) |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

(a) There are no variable lease payments.
(b) Rent escalation provisions exist.
(c) There is a bargain purchase option.

As of December 31, 2023, maturities of lease liabilities were as follows:

| | Leases | |
|---|---|---|
| | Operating | Finance |
| Due in Year | | |
| 2024 | $ 285 | $ 2 |
| 2025 | 294 | — |
| 2026 | 304 | — |
| 2027 | 313 | — |
| 2028 | 211 | — |
| Thereafter | 248 | — |
| Total lease payments | 1,655 | 2 |
| Less: interest | 247 | — |
| Total lease obligations | $ 1,408 | $ 2 |

The following table provides quantitative information with regards to the Company's operating and finance leases:

| | Years Ended December 31, | |
|---|---|---|
| | 2023 | 2022 |
| Lease costs: | | |
| Finance lease costs: | | |
| Amortization – ROU assets* | $ 21 | $ 16 |
| Interest expense | — | 1 |
| Operating lease costs* | 280 | 1,219 |
| Short-term lease costs* | 360 | 408 |
| Total lease costs | $ 661 | $ 1,644 |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows – finance leases | $ — | $ 1 |
| Operating cash flows – operating leases | $ 215 | $ 1,194 |
| Financing cash flows – finance leases | $ 12 | $ 18 |

| | December 31, 2023 |
|---|---|
| Weighted-average remaining lease term: | |
| Finance leases (in years) | 0.8 |
| Operating leases (in years) | 5.6 |
| Weighted-average discount rate: | |
| Finance leases (%) | 2.4% |
| Operating leases (%) | 6.1% |

* Included in other operating expenses on the consolidated statements of income.

**HCI GROUP, INC. AND SUBSIDIARIES**
**Notes to Consolidated Financial Statements**
*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

In connection with the purchase of commercial real estate in December 2023 as described in *e) Real Estate Investments* under Note 5 — "Investments", the Company entered into a one-year operating lease with the seller with an effective lease date of December 18, 2023, for the term of the lease which expires on December 31, 2024. The seller is currently subleasing the property to the existing tenant, whose lease expires on December 31, 2024. Under the terms of the lease, the seller will pay a de minimis rent plus operating costs. If the existing tenant remains on property after June 2024, the seller will pay a $75 monthly penalty to the Company until the property is fully vacated.

The following table summarizes the Company's operating leases in which the Company is a lessor:

| Class of Assets | Initial Term | Renewal Option | Other Terms and Conditions |
|---|---|---|---|
| *Operating lease:* | | | |
| Office space | 1 to 3 years | Yes | (e) |
| Retail space | 3 to 20 years | Yes | (e) |
| Boat docks/wet slips | 1 to 12 months | Yes | (e) |

(e)  There are no purchase options.

**Note 19 — Income Taxes**

A summary of income tax expense (benefit) is as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Current: | | | |
| Federal | $ 23,997 | $ (3,853) | $ 2,332 |
| State | 5,431 | (275) | 415 |
| Foreign | 67 | 194 | 102 |
| Total current taxes | 29,495 | (3,934) | 2,849 |
| Deferred: | | | |
| Federal | (738) | (7,828) | 489 |
| State | (365) | (2,023) | 653 |
| Foreign | 1 | (30) | — |
| Total deferred taxes | (1,102) | (9,881) | 1,142 |
| Income tax expense (benefit) | $ 28,393 | $ (13,815) | $ 3,991 |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

The reasons for the differences between the statutory federal income tax rate and the effective tax rate are summarized as follows:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | | 2022 | | 2021 | |
| | Amount | % | Amount | % | Amount | % |
| Income taxes at statutory rate | $ 24,706 | 21.0 | $ (14,368) | 21.0 | $ 2,359 | 21.0 |
| Increase (decrease) in income taxes resulting from: | | | | | | |
| State income taxes, net of federal tax benefits | 4,951 | 4.2 | (2,812) | 4.1 | 402 | 3.6 |
| Effects of tax rate changes | (155) | (0.1) | — | — | 437 | 3.9 |
| Stock-based compensation | (49) | — | (431) | 0.6 | (298) | (2.7) |
| Non-deductible executive compensation | 1,035 | 0.9 | 1,252 | (1.8) | 1,008 | 9.0 |
| Change in valuation allowance | (2,549) | (2.2) | 2,549 | (3.7) | — | — |
| Other | 454 | 0.3 | (5) | — | 83 | 0.7 |
| Income tax expense (benefit) | $ 28,393 | 24.1 | $ (13,815) | 20.2 | $ 3,991 | 35.5 |

The Company has no uncertain tax positions or unrecognized tax benefits that, if recognized, would impact the effective income tax rates for the years ended December 31, 2023, 2022, and 2021. The tax returns filed for the years ending December 31, 2022, 2021, and 2020 remain subject to examination by the Company's major taxing jurisdictions. The Company elected to classify interest and penalties, if any, arising from uncertain tax positions as income tax expense as permitted by current accounting standards. For the year ended December 31, 2023, the Company recognized approximately $150 of interest expense on underpayments related to income tax liabilities and classified that interest as income tax expense. There were no material amounts of interest or penalties for the years ended December 31, 2022 and 2021.

For the year ended December 31, 2023, the Company recorded $28,393 of income tax expense resulting in an effective tax rate of 24.1%. For the years ended December 31, 2022 and 2021, the Company recorded income tax benefit of $13,815 and income tax expense of $3,991, respectively, resulting in effective tax rates of 20.2% and 35.5%, respectively. The increase in the effective tax rate in 2023 as compared with 2022 was primarily attributable to the reversal of the valuation allowance established as of December 31, 2022.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

Significant components of the Company’s net deferred income tax assets (liabilities) are as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Deferred tax assets: | | |
| Unearned premiums | $ 19,378 | $ 12,588 |
| Losses and loss adjustment expenses | 3,331 | 3,013 |
| Stock-based compensation | 1,878 | 1,570 |
| Unearned revenue | 1,089 | 426 |
| Net unrealized investment losses | 732 | 428 |
| Basis difference related to convertible senior notes | 516 | 300 |
| Accrued expenses | 175 | 163 |
| Credit losses | 156 | 244 |
| Organizational costs | 116 | 128 |
| Bad debt reserve | 16 | 44 |
| Net operating loss carryforwards | — | 13,883 |
| Other | 17 | 85 |
| Total deferred tax assets | 27,404 | 32,872 |
| Valuation allowance | — | (2,549) |
| Total deferred tax assets, net of valuation allowance | 27,404 | 30,323 |
| Deferred tax liabilities: | | |
| Gain on involuntary conversion | (11,460) | (12,500) |
| Deferred policy acquisition costs | (11,272) | (12,156) |
| Basis difference related to partnership investments | (2,249) | (2,942) |
| Prepaid expenses | (573) | (703) |
| Intangible assets | (541) | (1,878) |
| Property and equipment | (271) | (1,515) |
| Other | (526) | (333) |
| Total deferred tax liabilities | (26,892) | (32,027) |
| Net deferred tax assets (liabilities) | $ 512 | $ (1,704) |

The Company has zero federal net operating loss carryforwards available as of December 31, 2023. The Company has zero state net operating loss carryforwards available as of December 31, 2023.

A valuation allowance must be established for deferred tax assets when it is more likely than not that the deferred tax assets will not be realized based on available evidence both positive and negative, including recent operating results, available tax planning strategies, and projected future taxable income. As of December 31, 2023, management concluded, based on the evaluation of the positive and negative evidence, that is more likely than not that the deferred tax assets will be realized and therefore no valuation allowance on the Company’s deferred tax assets is required. As of December 31, 2022, a $2,549 valuation allowance was established as management concluded it was more likely than not that the deferred tax assets would not be realized based on an evaluation of the positive and negative evidence.

**Note 20 — Earnings Per Share**

U.S. GAAP requires the Company to use the two-class method in computing basic earnings (loss) per share since holders of the Company’s restricted stock have the right to share in dividends, if declared, equally

with common stockholders. These participating securities affect the computation of both basic and diluted earnings (loss) per share during periods of net income or loss. For a majority-owned subsidiary, its basic and diluted earnings (loss) per share are first computed separately. Then, the Company's proportionate share in that majority-owned subsidiary's earnings is added to the computation of both basic and diluted earnings (loss) per share at a consolidated level.

A summary of the numerator and denominator of the basic and diluted earnings per common share is presented below:

| | Income (Numerator) | Shares (a) (Denominator) | Per Share Amount |
|---|---|---|---|
| **Year Ended December 31, 2023** | | | |
| Net income | $ 89,257 | | |
| Less: Net income attributable to redeemable noncontrolling interest | (9,370) | | |
| Less: TypTap Group's net income attributable to non-HCI common stockholders and TypTap Group's participating securities | (853) | | |
| Net income attributable to HCI | 79,034 | | |
| Less: Income attributable to participating securities | (2,625) | | |
| **Basic Earnings Per Share:** | | | |
| Income allocated to common stockholders | 76,409 | 8,367 | $ 9.13 |
| **Effect of Dilutive Securities:** | | | |
| Stock options | — | 83 | |
| Convertible senior notes | 7,732 | 2,538 | |
| Warrants | — | 56 | |
| **Diluted Earnings Per Share:** | | | |
| Income available to common stockholders and assumed conversions | $ 84,141 | 11,044 | $ 7.62 |

(a)   Shares in thousands.

|  | Loss (Numerator) | Shares (a) (Denominator) | Per Share Amount |
|---|---|---|---|
| **Year Ended December 31, 2022** |  |  |  |
| Net loss | $ (54,603) |  |  |
| Less: Net income attributable to redeemable noncontrolling interest | (9,106) |  |  |
| Less: TypTap Group's net loss attributable to non-HCI common stockholders and TypTap Group's participating securities | 5,198 |  |  |
| Net loss attributable to HCI | (58,511) |  |  |
| Less: Loss attributable to participating securities | 3,463 |  |  |
| **Basic Loss Per Share:** |  |  |  |
| Loss allocated to common stockholders | (55,048) | 8,817 | $ (6.24) |
| **Effect of Dilutive Securities: *** |  |  |  |
| Stock options | — | — |  |
| Convertible senior notes | — | — |  |
| Warrants | — | — |  |
| **Diluted Loss Per Share:** |  |  |  |
| Loss available to common stockholders and assumed conversions | $ (55,048) | 8,817 | $ (6.24) |

(a)  Shares in thousands.
*    Convertible senior notes, stock options, and warrants were excluded due to antidilutive effect.

| | Income (Numerator) | Shares (a) (Denominator) | Per Share Amount |
|---|---|---|---|
| **Year Ended December 31, 2021** | | | |
| Net income | $ 7,242 | | |
| Less: Net income attributable to redeemable noncontrolling interest | (7,399) | | |
| Less: TypTap Group's net loss attributable to non-HCI common stockholders and TypTap Group's participating securities | 2,013 | | |
| Net income attributable to HCI | 1,856 | | |
| Less: Income attributable to participating securities | (24) | | |
| **Basic Earnings Per Share:** | | | |
| Income allocated to common stockholders | 1,832 | 8,092 | $ 0.23 |
| **Effect of Dilutive Securities:** | | | |
| Stock options | — | 207 | |
| Convertible senior notes | — | — | |
| Warrants | — | 281 | |
| **Diluted Earnings Per Share:** | | | |
| Income available to common stockholders and assumed conversions | $ 1,832 | 8,580 | $ 0.21 |

(a)  Shares in thousands.
\*  Convertible senior notes were excluded due to antidilutive effect.

## Note 21 — Redeemable Noncontrolling Interest

TTIG has 8,000,000 voting shares of its Series A-1 Preferred Stock and 2,000,000 non-voting shares of its Series A-2 Preferred Stock (together "Series A Preferred Stock"), $0.001 par value, at a price of $10 per share which were issued to Centerbridge Partners, L.P., a private investment management fund. There were 9,000,000 voting shares of Series A-1 Preferred Stock outstanding until July 3, 2023 when 1,000,000 voting shares of TTIG's Series A-1 Preferred Stock were exchanged for 1,000,000 non-voting shares of TTIG's Series A-2 Preferred Stock. The exchange did not change the number of shares of TTIG capital stock issued and outstanding.

### Dividends

Dividends accrue and accumulate from the date of issuance. Cumulative dividends are payable semi-annually in cash or paid-in-kind at TTIG's option. Cash dividend rates are $0.50 per share in Year 1, $0.60 per share in Year 2, $0.75 per share in Year 3, and $0.95 per share in Year 4 and thereafter. The rates for paid-in-kind dividends are $0.60 per share in Year 1 and $0.70 per share in Year 2. In addition, the Series A Preferred Stock will be paid dividends on an as-converted basis when and if TTIG declares common stock dividends.

### Conversion Rights

The holders of TTIG's Series A Preferred Stock have the right to convert the stock at any time into shares of TTIG's common stock with an initial conversion rate of 1 to 1. The conversion rate will be adjusted

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

under certain conditions. Unless converted earlier, all shares of Series A Preferred Stock will be automatically converted into shares of TTIG's common stock at the then-applicable conversion rate upon (1) a qualified public offering of TTIG's common stock with gross proceeds of not less than $250,000 with a price per share at least equal to 150% of the original purchase price of the Series A Preferred Stock, or (2) at the election of requisite holders of a majority of TTIG's Series A Preferred Stock, whichever comes first.

***Redemption Rights***

On or after the fourth anniversary of the issuance date, TTIG's Series A Preferred Stock is redeemable at the option of the holders at a price equal to the greater of (1) $10 per share plus any accrued but unpaid dividends and (2) a fair market value per share determined by an independent valuation firm selected by TTIG's board of directors. Management determined that TTIG's Series A Preferred Stock was not probable of becoming redeemable at December 31, 2023.

***Guaranty by HCI***

All payment obligations to the holders of TTIG's Series A Preferred Stock are fully guaranteed by HCI as long as TTIG's Series A Preferred Stock is outstanding. As the guarantor, HCI is subject to certain financial covenants.

***Liquidation Preference***

In the event of any liquidation, the Series A Preferred Stock ranks senior to TTIG's common stock with respect to distribution rights.

***Anti-Dilutive Protection***

The holders of TTIG's Series A Preferred Stock receive protection in the form of a down-round feature which will be triggered in the event that TTIG issues additional common equivalent shares at an effective price per share less than $10 per share.

The following table summarizes the activity of redeemable noncontrolling interest during the years ended December 31, 2023 and 2022:

| | 2023 | 2022 |
|---|---|---|
| Balance at January 1 | $ 93,553 | $ 89,955 |
| Increase (decrease): | | |
| Accrued cash dividends | 7,263 | 5,842 |
| Accretion – increasing dividend rates | 2,107 | 3,264 |
| Dividends paid | (6,763) | (5,508) |
| Balance at December 31 | $ 96,160 | $ 93,553 |

For the years ended December 31, 2023, 2022 and 2021 net income attributable to redeemable noncontrolling interest was $9,370, $9,106 and $7,399, respectively, consisting of accrued cash dividends of $7,263, $5,842 and $4,208, respectively, and accretion related to increasing dividend rates of $2,107, $3,264 and $3,191, respectively. See Note 30 — "Subsequent Events" for additional information.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

## Note 22 — Equity

### Stockholders' Equity

#### *Common Stock*

In March 2022, the Company's Board of Directors authorized a plan to repurchase up to $20,000 of the Company's common shares before commissions and fees through December 31, 2022. The shares might be purchased for cash in open market purchases, block transactions and privately negotiated transactions in accordance with applicable federal securities laws. There was no share repurchase plan approved by the Board for 2023.

During the year ended December 31, 2022, the Company repurchased and retired 391,151 shares at weighted average price per share of $43.61 under the authorized repurchase plan. The total costs of shares repurchased under these plans, inclusive of fees and commissions, during the year ended December 31, 2022 was $17,070, or $43.64 per share.

On October 13, 2023, the Company's Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends were paid on December 15, 2023 to stockholders of record on November 17, 2023.

On December 11, 2023, the Company sold an aggregate of 1,150,000 shares of the Company's common stock at a price to the public of $78 per share, pursuant to an underwriting agreement dated as of December 6, 2023 between the Company and Citizens JMP Securities, LLC, the representative of the several underwriters named in the underwriting agreement. The Company received net proceeds of $84,572, including $5,128 issuance costs. The Company intends to use the funds for general corporate purposes, including the continued assumption of policies from Citizens.

#### *Warrants*

At December 31, 2023, there were warrants outstanding and exercisable to purchase 750,000 shares of HCI common stock at an exercise price of $54.40. See Note 30 — "Subsequent Events" for additional information.

#### *Share Repurchase Agreement*

In conjunction with the issuance of the 4.75% Convertible Senior Notes as described in Note 13 — "Long-Term Debt" under *Convertible Senior Notes*, the Company used $66,853 of the net proceeds to repurchase and retire an aggregate of 1,037,600 shares of its common stock at a price of $64.43 per share from institutional investors.

#### *Prepaid Share Repurchase Forward Contract*

In March 2022, the Company's prepaid share repurchase forward contract with Societe Generale, entered into in conjunction with the 2017 issuance of the 4.25% Convertible Senior Notes, was physically settled with the delivery from Societe Generale of 191,100 shares of HCI's common stock to the Company.

### Noncontrolling Interests

At December 31, 2023, there were 80,370,505 shares of TTIG's common stock outstanding, of which 5,370,505 shares were not owned by HCI.

During the years ended December 31, 2023 and 2022, TTIG repurchased and retired a total of 65,448 and 69,876 shares, respectively, of its common stock surrendered by its employees to satisfy payroll tax liabilities associated with the vesting of restricted shares. The total cost of purchasing noncontrolling interests during the years ended December 31, 2023 and 2022 was $212 and $406, respectively.

Furthermore, TTIG repurchased and retired a total of 83,415 shares of its common stock from former TTIG employees for a total cost of $142 for the year ended December 31, 2023. The total cost included the fair value of TTIG common stock and a $29 inducement cost for the purpose of curtailing the spread of share ownership.

**Note 23 — Stock-Based Compensation**

*2012 Omnibus Incentive Plan*

The Company currently has outstanding stock-based awards granted under the Plan which is currently active and available for future grants. With respect to the Plan, the Company may grant stock-based awards to employees, directors, consultants, and advisors of the Company. At December 31, 2023, there were 962,206 shares available for grant.

*Stock Options*

Stock options granted and outstanding under the incentive plan vest over a period of four years and are exercisable over the contractual term of ten years.

A summary of the stock option activity for the years ended December 31, 2023, 2022 and 2021 is as follows (option amounts not in thousands):

| | Number of Options | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at January 1, 2021 | 440,000 | $45.25 | 7.6 years | $ 3,113 |
| Outstanding at December 31, 2021 | 440,000 | $45.25 | 6.6 years | $18,119 |
| Outstanding at December 31, 2022 | 440,000 | $45.25 | 5.6 years | $ — |
| Granted | 150,000 | $70.00 | | |
| Outstanding at December 31, 2023 | 590,000 | $51.54 | 5.9 years | $21,156 |
| Exercisable at December 31, 2023 | 562,500 | $51.72 | 5.9 years | $20,073 |

On September 15, 2023, the Company awarded its chief executive officer, Paresh Patel, an option with market-based vesting conditions to purchase 150,000 shares of its common stock. In December 2023, the award met the conditions for vesting and as a result, the unrecognized compensation balance related to the award was fully recognized. There were no options exercised during the years ended December 31, 2023, 2022 and 2021.

For the years ended December 31, 2023, 2022 and 2021, the Company recognized $2,197, $669 and $884, respectively, of compensation expense which was included in general and administrative personnel expenses. Deferred tax benefits related to stock options were $0, $0 and $2 for the years ended December 31,

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, there was $13 and $336, respectively, of unrecognized compensation expense related to nonvested stock options. The Company expects to recognize the remaining compensation expense over a weighted-average period of 0.5 month.

The following table provides assumptions used in the pricing model to estimate the fair value of the stock options granted during the year ended December 31, 2023:

| | 2023 |
|---|---|
| Expected dividend yield (%) | 3.05 |
| Expected volatility (%) | 44.63 - 46.55 |
| Risk-free interest rate (%) | 4.49 - 5.49 |
| Expected life (in years) | 4.8 |

***Restricted Stock Awards***

From time to time, the Company has granted and may grant restricted stock awards to certain executive officers, other employees and nonemployee directors in connection with their service to the Company. The terms of the Company's outstanding restricted stock grants may include service, performance, and market-based conditions. The determination of fair value with respect to the awards containing only service-based conditions is based on the market value of the Company's stock on the grant date. For awards with market-based conditions, the fair value is determined using a Monte Carlo simulation method, which calculates many potential outcomes for an award and then establishes fair value based on the most likely outcome.

Information with respect to the activity of unvested restricted stock awards during the years ended December 31, 2023, 2022 and 2021 is as follows:

| | Number of Restricted Stock Awards | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2021 | 423,787 | $43.79 |
| Granted | 564,426 | $38.79 |
| Vested | (109,791) | $43.19 |
| Cancelled | (142,760) | $43.77 |
| Forfeited | (55,665) | $44.01 |
| Nonvested at December 31, 2021 | 679,997 | $39.72 |
| Granted | 7,000 | $69.17 |
| Vested | (333,308) | $40.01 |
| Forfeited | (11,230) | $45.00 |
| Nonvested at December 31, 2022 | 342,459 | $39.86 |
| Granted | 13,000 | $55.40 |
| Vested | (75,041) | $50.55 |
| Forfeited | (9,001) | $55.68 |
| Nonvested at December 31, 2023 | 271,417 | $37.12 |

The Company recognized compensation expense related to restricted stock, which is included in general and administrative personnel expenses, of $4,224, $10,926 and $9,642 for the years ended December 31,

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, there was approximately $4,043 and $8,048, respectively, of total unrecognized compensation expense related to nonvested restricted stock arrangements. The Company expects to recognize the remaining compensation expense over a weighted-average period of 1.5 years. The following table summarizes information about deferred tax benefits recognized and tax benefits realized related to restricted stock awards and paid dividends, and the fair value of vested restricted stock for the years ended December 31, 2023, 2022 and 2021.

| | 2023 | 2022 | 2021 |
|---|---|---|---|
| Deferred tax benefits recognized | $ 921 | $ 1,780 | $1,397 |
| Tax benefits realized for restricted stock and paid dividends | $ 866 | $ 2,582 | $1,519 |
| Fair value of vested restricted stock | $3,793 | $13,337 | $4,742 |

On October 5, 2022, 231,516 shares of restricted stock issued to employees vested one year subsequent to satisfaction of a market-based vesting condition on October 5, 2021. The Company repurchased and retired a total of 80,339 shares surrendered to satisfy payroll tax liabilities associated with the vesting of these restricted shares. The restricted shares were granted in February 2021 with a grant date fair value of $36.57 per share.

In February 2021, the Company cancelled 141,600 shares of restricted stock for employees who transitioned to TypTap Group. In exchange, these employees received replacement restricted stock issued under TTIG's equity incentive plan.

During the years ended December 31, 2022 and 2021, no awards were issued with other than service-based vesting conditions.

***Subsidiary Equity Plan***

For the years ended December 31, 2023, 2022 and 2021, TypTap Group recognized compensation expense related to its stock-based awards of $2,927, $3,512 and $3,228, respectively. At December 31, 2023 and 2022, there was $4,438 and $7,876, respectively, of unrecognized compensation expense related to nonvested restricted stock and stock options.

## Note 24 — Employee Benefit Plans

The Company has a 401(k) Safe Harbor Profit Sharing Plan ("401(k) Plan") that qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees are eligible for company matching and discretionary profit sharing contributions. Plan participants may elect to defer up to one hundred percent of their pre-tax gross wages, subject to annual limitations. The Company's matching contribution is limited to a maximum of four percent of the employee's annual salary or wage and is fully vested when contributed. Eligibility and vesting of the Company's discretionary profit sharing contribution is subject to the plan participant's years of service. During the years ended December 31, 2023, 2022 and 2021, the Company contributed approximately $1,124, $1,037 and $794, respectively, in matching contributions, which are included in general and administrative personnel expenses. There has been no discretionary profit sharing contribution since the plan's inception.

The Company also maintains benefit plans for its employees in India including a statutory post-employment benefit plan, or gratuity plan, providing defined, lump-sum benefits. The Company's liability for the gratuity plan reflects the undiscounted benefit obligation payable as of the balance sheet date, which was based upon the employees' salary and years of service. At December 31, 2023 and 2022, the amounts accrued under the

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

gratuity plan were $173 and $204, respectively. In addition, the Company provides matching contributions with respect to two defined contribution plans: the Provident Fund and the Employees' State Insurance Fund, both of which are available to qualifying employees in India. Expense recognized by the Company for all benefit plans in India was $47 for the year ended December 31, 2023. For the year ended December 31, 2022, $32 of expense was derecognized whereas $28 was recognized for the year ended December 31, 2021.

## Note 25 — Commitments and Contingencies

*Obligations under One Multi-Year Reinsurance Contract*

As of December 31, 2023, the Company has a contractual obligation related to one multi-year reinsurance contract. The contract was entered into effective June 1, 2022. The contract may be cancelled only with the other party's consent or when its experience account is positive at the end of each contract year. The future minimum aggregate premium amount payable to the reinsurer is $91,350 due in 2024.

*Rental Income*

The Company leases available space at the Company's various investment properties to non-affiliates at various terms. In addition, the Company leases boat slips and docks on a long-term basis. Expected annual rental income due under non-cancellable operating leases for all properties owned at December 31, 2023 is as follows:

| Year | Amount |
|---|---|
| 2024 | $ 2,759 |
| 2025 | 3,502 |
| 2026 | 3,100 |
| 2027 | 2,988 |
| 2028 | 2,744 |
| Thereafter | 25,406 |
| Total | $40,499 |

*Capital Commitments*

As described in Note 5 — "Investments" under *c) Limited Partnership Investments*, the Company is contractually committed to capital contributions for limited partnership interests. At December 31, 2023, there was an aggregate unfunded balance of $4,205.

*FIGA Assessments*

In March 2022, the FLOIR approved an assessment for the Florida Insurance Guaranty Association ("FIGA") which is necessary to secure funds for the payment of covered claims relating to the liquidation of one insurance company. The FIGA assessment is levied at 1.3% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, is assessed on new and renewal policies with effective dates beginning July 1, 2022 through June 30, 2023.

In August 2022, the Florida Office of Insurance Regulation approved a 2023 assessment for FIGA which is necessary to secure funds for the payment of covered claims relating to the liquidation of two insurance companies. The 2023 FIGA assessment will be levied at 0.70% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, will be assessed on new and renewal policies with effective dates beginning January 1, 2023 through December 31, 2023.

(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)

In April 2023, the FLOIR approved an assessment for FIGA in order to secure funds for the payment of covered claims relating to the liquidation of one insurance company. The FIGA assessment will be levied at 1% on collected premiums of all covered lines of business except auto insurance. The surcharge, which is collectible from a policyholder, will be assessed on new and renewal policies with effective dates beginning October 1, 2023 through September 30, 2024 and continuing until the end of the assessment year in which the Series 2023A Bonds issued by the Florida Insurance Assistance Interlocal Agency have been paid in full.

The Company's insurance subsidiaries, as member insurers, are required to collect and remit the pass-through assessments to FIGA on a quarterly basis. As of December 31, 2023 and 2022, the FIGA assessments payable by the Company were $2,588 and $2,832, respectively.

**Note 26 — Quarterly Results of Operations (Unaudited)**

The tables below summarize unaudited quarterly results of operations for 2023, 2022 and 2021.

| | Three Months Ended | | | |
|---|---|---|---|---|
| | 03/31/23 | 06/30/23 | 09/30/23 | 12/31/23 |
| Net premiums earned | $109,559 | $115,556 | $122,156 | $148,614 |
| Total revenue | 129,029 | 127,327 | 131,644 | 162,670 |
| Losses and loss adjustment expenses | 60,565 | 61,890 | 66,726 | 65,398 |
| Policy acquisition and other underwriting expenses | 22,720 | 22,618 | 22,768 | 22,716 |
| Interest expense | 2,801 | 2,667 | 2,827 | 2,822 |
| Total expenses | 105,893 | 107,061 | 111,556 | 108,510 |
| Income before income taxes | 23,136 | 20,266 | 20,088 | 54,160 |
| Net income | 17,793 | 14,882 | 15,669 | 40,913 |
| Comprehensive income | 22,756 | 13,202 | 16,421 | 43,839 |
| Earnings per share: | | | | |
| Basic | $ 1.78 | $ 1.45 | $ 1.53 | $ 4.31 |
| Diluted* | $ 1.54 | $ 1.28 | $ 1.34 | $ 3.40 |

* During the quarter ended March 31, 2023, warrants were antidilutive.

| | Three Months Ended | | | |
|---|---|---|---|---|
| | 03/31/22 | 06/30/22 | 09/30/22 | 12/31/22 |
| Net premiums earned | $125,763 | $124,919 | $106,972 | $105,918 |
| Total revenue | 127,040 | 125,926 | 126,654 | 119,943 |
| Losses and loss adjustment expenses | 72,704 | 86,830 | 139,794 | 72,135 |
| Policy acquisition and other underwriting expenses | 29,408 | 26,863 | 24,678 | 24,028 |
| Interest expense | 601 | 1,515 | 2,813 | 2,839 |
| Total expenses | 123,039 | 137,486 | 190,256 | 117,200 |
| Income (loss) before income taxes | 4,001 | (11,560) | (63,602) | 2,743 |
| Net income (loss) | 2,791 | (8,542) | (51,503) | 2,651 |
| Comprehensive income (loss) | 7 | (10,171) | (58,804) | 3,593 |
| Earnings (loss) per share: | | | | |
| Basic | $ 0.09 | $ (1.04) | $ (5.66) | $ 0.18 |
| Diluted** | $ 0.09 | $ (1.04) | $ (5.66) | $ 0.18 |

** During the quarter ended March 31, 2022, the convertible senior notes were antidilutive. During the quarters ended June 30, 2022, September 30, 2022 and December 31, 2022, the convertible senior notes, stock options and warrants were antidilutive.

## HCI GROUP, INC. AND SUBSIDIARIES
### Notes to Consolidated Financial Statements
*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

|  | Three Months Ended | | | |
|  | 03/31/21 | 06/30/21 | 09/30/21 | 12/31/21 |
| --- | --- | --- | --- | --- |
| Net premiums earned | $87,843 | $ 93,004 | $ 94,232 | $102,224 |
| Total revenue | 94,874 | 101,504 | 99,217 | 112,320 |
| Losses and loss adjustment expenses | 45,751 | 55,917 | 62,664 | 63,193 |
| Policy acquisition and other underwriting expenses | 23,065 | 23,169 | 23,340 | 24,158 |
| Interest expense | 2,079 | 2,000 | 1,664 | 657 |
| Total expenses | 84,772 | 96,407 | 105,721 | 109,782 |
| Income (loss) before income taxes | 10,102 | 5,097 | (6,504) | 2,538 |
| Net income (loss) | 6,845 | 3,830 | (4,868) | 1,435 |
| Comprehensive income (loss) | 6,705 | 3,470 | (5,129) | 1,128 |
| Earnings (loss) per share: | | | | |
| Basic | $ 0.82 | $ 0.25 | $ (0.72) | $ 0.01 |
| Diluted*** | $ 0.75 | $ 0.24 | $ (0.72) | $ 0.01 |

\*\*\* During the quarters ended June 30, 2021 and December 31, 2021, the convertible senior notes were antidilutive. During the quarter ended September 30, 2021, the convertible senior notes, stock options and warrants were antidilutive.

## Note 27 — Regulatory Requirements and Restrictions

The Company has no restrictions on the payment of dividends to its shareholders except those restrictions imposed by the Florida Business Corporation Act and those restrictions imposed by insurance statutes and regulations applicable to the Company's insurance subsidiaries. As of December 31, 2023, without prior regulatory approval, $205,185 of the Company's consolidated retained earnings was free from restriction under the insurance statutes and regulations and available for the payment of dividends in 2024. The following briefly describes certain related and other requirements and restrictions imposed by the states or jurisdiction in which the Company's insurance subsidiaries are incorporated.

### *Florida*

HCPCI and TypTap, which are domiciled in Florida, prepare their statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the FLOIR, which Florida utilizes for determining solvency under the Florida Insurance Code (the "Code"). The commissioner of the FLOIR has the right to permit other practices that may deviate from prescribed practices. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in Florida. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from entity to entity within a state, and may change in the future.

The Code requires HCPCI and TypTap to maintain capital and surplus equal to the greater of 10% of their respective liabilities or a statutory minimum as defined in the Code. At December 31, 2023, HCPCI and TypTap were required to maintain minimum capital and surplus of $38,425 and $30,479, respectively. At December 31, 2022, HCPCI and TypTap were required to maintain minimum capital and surplus of $28,845 and $30,479, respectively. HCPCI and TypTap were in compliance with these requirements at December 31, 2023 and 2022.

U.S. GAAP differs in certain respects from the accounting practices prescribed or permitted by insurance regulatory authorities (statutory-basis). These entities' statutory-basis financial statements are

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

presented on the basis of accounting practices prescribed or permitted by the FLOIR. The FLOIR has adopted the National Association of Insurance Commissioners ("NAIC") *Accounting Practices and Procedures Manual* as the basis of its statutory accounting practices. At December 31, 2023 and 2022, HCPCI's statutory-basis capital and surplus was approximately $116,743 and $103,838, respectively. For the year ended December 31, 2023, HCPCI had a statutory-basis net income of approximately $12,930. For the year ended December 31, 2022, HCPCI had a statutory-basis net loss of approximately $4,345 as opposed to a statutory-basis net income of approximately $45 for the year ended December 31, 2021. At December 31, 2023 and 2022, TypTap's statutory-basis capital and surplus was approximately $92,459 and $76,736, respectively. For the year ended December 31, 2023, TypTap's statutory-basis net income was approximately $14,418. For the years ended December 31, 2022 and 2021, TypTap's statutory-basis net losses were approximately $31,739 and $29,396, respectively. Statutory-basis surplus differs from stockholders' equity reported in accordance with U.S. GAAP primarily because policy acquisition costs are expensed when incurred, and different timing of recognizing the brokerage income for reinsurance recoverables. In addition, the recognition of deferred tax assets is based on different recoverability assumptions and material differences may also arise from the differing treatment of non-admitted assets and unrealized gains and losses from investments.

HCPCI and TypTap have each maintained a cash deposit with the Insurance Commissioner of the State of Florida in the amount of $300 and $2,300, respectively, to meet regulatory requirements. In addition, TypTap placed a U.S. Government security in the amount of $310 with the State in connection with its continued expansion.

Under Florida law, a domestic insurer may not pay any dividend or distribute cash or other property to its stockholders except out of that part of its available and accumulated capital and surplus funds which is derived from realized net operating profits on its business and net realized capital gains. A Florida domestic insurer may not make dividend payments or distributions to stockholders without prior approval of the FLOIR if the dividend or distribution would exceed the larger of (1) the lesser of (a) 10.0% of its capital surplus or (b) net income, not including realized capital gains, plus a two year carry forward, (2) 10.0% of capital surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains or (3) the lesser of (a) 10.0% of capital surplus or (b) net investment income plus a three year carry forward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains.

Alternatively, a Florida domestic insurer may pay a dividend or distribution without the prior written approval of the FLOIR if (1) the dividend is equal to or less than the greater of (a) 10.0% of the insurer's capital surplus as regards to policyholders derived from realized net operating profits on its business and net realized capital gains or (b) the insurer's entire net operating profits and realized net capital gains derived during the immediately preceding calendar year, (2) the insurer will have policy holder capital surplus equal to or exceeding 115.0% of the minimum required statutory capital surplus after the dividend or distribution, (3) the insurer files a notice of the dividend or distribution with the FLOIR at least ten business days prior to the dividend payment or distribution and (4) the notice includes a certification by an officer of the insurer attesting that, after the payment of the dividend or distribution, the insurer will have at least 115% of required statutory capital surplus as to policyholders. Except as provided above, a Florida domiciled insurer may only pay a dividend or make a distribution (1) subject to prior approval by the FLOIR or (2) 30 days after the FLOIR has received notice of such dividend or distribution and has not disapproved it within such time.

As a result, only HCPCI was qualified to make dividend payments at December 31, 2023, 2022 and 2021. Without prior written approval from the FLOIR, TypTap was not permitted to make any dividend payments.

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

In addition, Florida property and casualty insurance companies are required to adhere to prescribed premium-to-capital surplus ratios. Florida state law requires that the ratio of 90% of written premiums divided by surplus as to policyholders does not exceed 10 to 1 for gross written premiums or 4 to 1 for net written premiums. The ratios of gross and net written premiums to surplus, which the Company's insurance subsidiaries have met the requirements for, are summarized below:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| HCPCI: | | | |
| Gross | 4.14 to 1 | 3.30 to 1 | 3.21 to 1 |
| Net | 2.69 to 1 | 1.66 to 1 | 2.01 to 1 |
| TypTap: | | | |
| Gross | 3.56 to 1 | 4.11 to 1 | 2.40 to 1 |
| Net | 2.26 to 1 | 2.34 to 1 | 1.61 to 1 |

*Bermuda*

The Bermuda Monetary Authority requires Claddaugh Casualty Insurance Company, Ltd. ("Claddaugh"), the Company's Bermuda domiciled reinsurance subsidiary, to maintain minimum capital and surplus of $2,000. At December 31, 2023 and 2022, Claddaugh's statutory capital and surplus was approximately $87,716 and $65,992, respectively. For the year ended December 31, 2023, Claddaugh reported a statutory net income of approximately $21,044. For the years ended December 31, 2022 and 2021, Claddaugh reported statutory net losses of approximately $21,575 and $2,850, respectively. During 2023 and 2022, the Company contributed approximately $0 and $31,868, respectively, of capital to Claddaugh. There was no capital contribution to or return of capital from Claddaugh during 2021.

HCPCI and TypTap are subject to risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of minimum capital and surplus maintained by a property and casualty insurance company is to be determined based on the various risks related to it. Pursuant to the RBC requirements, insurers having less statutory capital than required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy. At December 31, 2023 and 2022, the Company's insurance subsidiaries individually exceeded any applicable minimum risk-based capital requirements and no corrective actions have been required. As of December 31, 2023, the combined statutory capital and surplus and minimum capital and surplus of the Company's U.S. insurance subsidiaries were approximately $209,201 and $68,904, respectively.

At December 31, 2023 and 2022, restricted net assets represented by the Company's insurance subsidiaries amounted to $215,495 and $199,503, respectively.

## Note 28 — Related Party Transactions

HCPCI and TypTap have reinstatement premium protection reinsurance contracts ("RPP") with various reinsurers. For one of the RPP contracts, Oxbridge Reinsurance Limited ("Oxbridge") participates as a subscribing reinsurer. One of the Company's non-employee directors, Jay Madhu, serves as Oxbridge's chairman of its board of directors and chief executive officer and is an investor in that company. Under the contracts, Oxbridge agrees to indemnify HCPCI and TypTap for a portion of reinstatement premium which HCPCI or TypTap pays or becomes liable to pay to reinstate reinsurance protection. The $1,099 premium is paid over four installments, each of which is to be deposited into a trust account in order to fully collateralize Oxbridge's

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

obligations. Trust assets may be withdrawn by HCPCI and TypTap or the trust beneficiaries in the event amounts are due under the 2023-2024 RPP contracts.

## Note 29 — Condensed Financial Information of HCI Group, Inc.

Condensed financial information of HCI Group, Inc. is as follows:

### Balance Sheets

| | December 31, | |
|---|---|---|
| | 2023 | 2022 |
| **Assets** | | |
| Cash and cash equivalents | $175,762 | $102,755 |
| Fixed-maturity securities, available-for-sale, at fair value | — | 34 |
| Equity securities, at fair value | 9,445 | 8,662 |
| Limited partnership investments | 17,517 | 19,446 |
| Note receivable – related party | 83,146 | 58,102 |
| Investment in subsidiaries | 335,934 | 274,785 |
| Property and equipment, net | 836 | 805 |
| Right-of-use assets – operating leases | 7,116 | 7,631 |
| Other assets | 1,691 | 1,515 |
| Total assets | $631,447 | $473,735 |
| **Liabilities and Stockholders' Equity** | | |
| Accrued expenses and other liabilities | $ 3,039 | $ 1,618 |
| Lease liabilities – operating leases | 7,351 | 7,607 |
| Income tax payable | 7,180 | 8,427 |
| Deferred income taxes, net | 651 | 2 |
| Long-term debt | 191,746 | 191,042 |
| Due to related parties | 111,183 | 102,443 |
| Total liabilities | 321,150 | 311,139 |
| Total stockholders' equity | 310,297 | 162,596 |
| Total liabilities and stockholders' equity | $631,447 | $473,735 |

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

### Statements of Income

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Net investment income | $ 7,607 | $ 5,498 | $ 3,115 |
| Net realized investment (losses) gains | (554) | (1,154) | 3,344 |
| Net unrealized investment gains (losses) | 1,060 | (1,609) | 92 |
| Other income | 2 | 1,138 | 222 |
| Interest expense | (10,397) | (6,876) | (5,467) |
| Debt conversion expense | — | — | (1,754) |
| Operating expenses | (6,398) | (9,877) | (9,056) |
| Loss before income tax benefit and equity in income (loss) of subsidiaries | (8,680) | (12,880) | (9,504) |
| Income tax benefit | 2,336 | 1,700 | 2,086 |
| Net loss before equity in income (loss) of subsidiaries | (6,344) | (11,180) | (7,418) |
| Equity in income (loss) of subsidiaries | 70,832 | (47,331) | 9,274 |
| Net income (loss) | $ 64,488 | $(58,511) | $ 1,856 |

## HCI GROUP, INC. AND SUBSIDIARIES
### Notes to Consolidated Financial Statements
*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

### Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Cash flows from operating activities: | | | |
| Net income (loss) | $ 64,488 | $ (58,511) | $ 1,856 |
| Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities: | | | |
| Stock-based compensation expense | 4,323 | 6,430 | 5,874 |
| Net realized investment losses (gains) | 554 | 1,154 | (3,344) |
| Net unrealized investment (gains) losses | (1,060) | 1,609 | (92) |
| Net (accretion of discount) amortization of premiums on investments in fixed-maturity securities | (41) | (110) | 3 |
| Depreciation and amortization | 1,633 | 1,403 | 1,490 |
| Net income from limited partnership investments | (737) | (3,345) | (2,608) |
| Distributions from limited partnership interests | 833 | 2,123 | 1,477 |
| Debt conversion expense | — | — | 1,754 |
| Equity in (income) loss of subsidiaries | (70,832) | 47,331 | (9,274) |
| Deferred income taxes | 649 | (895) | 232 |
| Changes in operating assets and liabilities: | | | |
| Income taxes | (1,247) | 11,708 | 5,067 |
| Other assets | 383 | (2,805) | 2,679 |
| Accrued expenses and other liabilities | 1,165 | 4,078 | (5,620) |
| Due to related parties | 8,340 | 38,696 | 5,360 |
| Net cash provided by operating activities | 8,451 | 48,866 | 4,854 |
| Cash flows from investing activities: | | | |
| Investments in limited partnership interests | (1,192) | (1,261) | (2,616) |
| Investment in note receivable – related party | (25,000) | (15,000) | (40,000) |
| Purchase of fixed-maturity securities | (26,585) | (52,576) | (1,685) |
| Purchase of equity securities | (4,904) | (11,406) | (76,786) |
| Purchase of short-term and other investments | (81) | (42) | (1,307) |
| Purchase of intangible assets | — | (3,800) | — |
| Purchase of property and equipment | (478) | (581) | (365) |
| Proceeds from sales of fixed-maturity securities | 33 | 86 | 134 |
| Proceeds from calls, repayments and maturities of fixed-maturity securities | 26,626 | 54,178 | 145 |
| Proceeds from sales of equity securities | 4,660 | 10,975 | 78,555 |
| Proceeds from sales, redemptions and maturities of short-term and other investments | 53 | 570 | 3,618 |
| Collection of note receivable – related party | — | — | 23,280 |
| Distributions received from limited partnership interests | 3,025 | 4,759 | 2,567 |
| Dividends received from subsidiary | 40,500 | 51,500 | 41,900 |
| Investment in subsidiaries | (22,000) | (41,868) | (10,000) |
| Net cash (used in) provided by investing activities | (5,343) | (4,466) | 17,440 |

(continued)

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

**Statements of Cash Flows – (Continued)**

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Cash flows from financing activities: | | | |
| Net proceeds from issuance of common stock | 84,572 | — | — |
| Repurchases of common stock | (784) | (71,242) | (1,314) |
| Repurchases of common stock under share repurchase plan | — | (17,070) | — |
| Debt issuance costs | (170) | (6,041) | (152) |
| Cash dividends paid | (13,719) | (15,233) | (14,065) |
| Cash dividends received under share repurchase forward contract | — | 76 | 306 |
| Net (repayment) borrowing under revolving credit facility | — | (15,000) | (8,750) |
| Debt conversion expense paid | — | — | (1,895) |
| Proceeds from issuance of long-term debt | — | 172,500 | — |
| Repayment of long-term debt | — | (1) | (2) |
| Net cash provided by (used in) financing activities | 69,899 | 47,989 | (25,872) |
| Net increase (decrease) in cash and cash equivalents | 73,007 | 92,389 | (3,578) |
| Cash and cash equivalents at beginning of year | 102,755 | 10,366 | 13,944 |
| Cash and cash equivalents at end of year | $175,762 | $102,755 | $ 10,366 |

**Note 30 — Subsequent Events**

On January 2, 2024, a $91,085 receivable from maturities of fixed-maturity securities was collected by the Company.

On January 22, 2024, TTIG entered into a Stock Redemption Agreement with Centerbridge which allowed TTIG to redeem all of the TTIG Series A Preferred Stock held by Centerbridge. The redemption occurred prior to an optional February 26, 2025 redemption right held by Centerbridge. The redemption totaled $100,000 plus accrued and unpaid dividends of approximately $2,923. The redemption was funded with cash on hand, as well as $50,000 from HCI's existing revolving credit facility with Fifth Third Bank. At redemption, the difference between the consideration transferred of $102,923 and the redemption date carrying value of $96,695 is recorded as a deemed dividend and is included in net income attributable to redeemable noncontrolling interest which is subtracted from net income when calculating income available to common stockholders.

On January 22, 2024, in connection with TTIG's redemption of all of the TTIG Series A Preferred Stock held by Centerbridge, the Company extended the expiration date of the warrant currently held by Centerbridge to purchase 750,000 shares of HCI common stock. The amended and restated warrant extends the expiration as to 450,000 underlying warrant shares in 150,000-share increments to December 31, 2026, December 31, 2027, and December 31, 2028. The remaining 300,000 warrants will continue to have the same original expiration date of February 26, 2025. Such warrant modifications resulted in a $3,386 increase in the fair value of the warrants, which is recorded as a deemed dividend by decreasing retained income and increasing additional paid-in capital. The amount of deemed dividend is included in net income attributable to redeemable noncontrolling interest which is subtracted from net income when calculating net income available to common stockholders.

On January 22, 2024, a new shelf registration statement on Form S-3 (the "Shelf Registration") was filed, replacing the Company's old universal shelf registration statement filed in September 2023. The new Shelf

*(Dollar amounts in thousands, except share and per share amounts, unless otherwise stated)*

Registration permits the Company to offer and sell its common stock, preferred stock, debt securities, warrants, and stock purchase contracts and units, from time to time, subject to market conditions and its capital needs. The Shelf Registration will also enable Centerbridge to sell all or a portion of the above-described amended and restated warrant or the shares issuable pursuant to the warrant. As a part of the Shelf Registration, the Company also announced the implementation of an “at-the-market” facility (the “ATM facility”) under which the Company would have the ability to raise up to $75,000 through the issuance of new shares of common stock into the market if it were to so choose.

On January 23, 2024, the Company, through TypTap, assumed an additional 9,478 insurance policies from Citizens, representing approximately $48,012 in annualized premiums written.

On January 24, 2024, the Company’s Board of Directors declared a quarterly dividend of $0.40 per common share. The dividends are payable on March 15, 2024 to stockholders of record on February 16, 2024.

On February 14, 2024, upon approval from the receiver of United, TypTap received $15,000 from the trust account that holds funds withheld for the assumed business on the Southeast Region quota share reinsurance agreement. In addition, $4,462 was withdrawn in February 2024 by the receiver from the trust accounts to settle for paid losses and LAE related to the Northeast Region and the Southeast Region quota share reinsurance agreements.

On February 27, 2024, CORE, a consolidated VIE, assumed 323 insurance policies from Citizens, representing approximately $38,273 in annualized premiums written.

Subsequent to the reporting date, the Company notified the holders of its outstanding 4.25% Convertible Senior Notes due 2037 that the Company has elected to redeem the remaining $23,916 principal balance of the 4.25% Convertible Senior Notes. As a result of this notice, the 4.25% Convertible Senior Notes became immediately convertible into the Company’s common shares. The redemption date is March 15, 2024. The Company expects to issue approximately 397,000 shares to convert these notes. Since the notification, the Company has converted $23,380 in aggregate principal of 4.25% Convertible Senior Notes for aggregate consideration of 387,928 shares of HCI’s common stock plus cash consideration in lieu of fractional shares.

**ITEM 9 –** *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

**ITEM 9A –** *Controls and Procedures*

**Evaluation of Disclosure Controls and Procedures**

Our management, under the supervision and with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report (December 31, 2023). Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including the principal executive officer and principal financial officer to allow timely decisions regarding required disclosures.

Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events.

**Management's Report on Internal Control Over Financial Reporting**

Management is responsible for establishing and maintaining adequate internal control over our financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, with the participation of our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2023, our internal control over financial reporting was effective.

FORVIS, LLP, an independent registered public accounting firm, has audited the 2023 consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued an attestation report, included herein, on our internal control over financial reporting.

**Changes in Internal Control Over Financial Reporting**

During our most recent fiscal quarter, there have been no changes in our internal control over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

**ITEM 9B – *Other Information***

None.

**ITEM 9C – *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections***

Not applicable.

**PART III**

**ITEM 10 – *Directors, Executive Officers and Corporate Governance***

***Code of Ethics***

We have adopted a code of ethics applicable to all of our employees and directors, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer). We have posted the text of our code of ethics to our Internet website: www.hcigroup.com. Select "Investor Information" at the top and then select "Corporate Governance" and then "Code of Conduct." We intend to disclose any change to or waiver from our code of ethics by posting such change or waiver to our Internet website within the same section as described above.

The other information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2023.

**ITEM 11 – *Executive Compensation***

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2023.

**ITEM 12 – *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2023.

Securities authorized for issuance under equity compensation plans are summarized under Part II – Item 5 of this Form 10-K.

**ITEM 13 – *Certain Relationships and Related Transactions, and Director Independence***

The information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2023.

**ITEM 14 – *Principal Accountant Fees and Services***

The following table sets forth the aggregate fees for services related to the years ended December 31, 2023 and 2022 provided by FORVIS, LLP, our principal accountant (in thousands):

|  | 2023 | 2022 |
|---|---|---|
| Audit fees (a) | $640 | $ 590 |
| All other fees (b) | 151 | 420 |
|  | $791 | $1,010 |

(a) Audit fees represent fees billed for professional services rendered for the audit of our annual financial statements, reviews of our quarterly financial statements included in our quarterly reports on Form 10-Q, and audit services provided in connection with other statutory and regulatory filings.
(b) All other fees represent fees billed for services provided to us not otherwise included in the category above.

The Audit Committee pre-approved all 2023 engagements and fees for services provided by our principal accountant. The Independent Registered Public Accounting Firm is FORVIS, LLP (PCAOB Firm ID No. 686) located in Charlotte, North Carolina.

Other information required under this item is incorporated by reference from our definitive proxy statement relating to our annual meeting of shareholders, which will be filed with the Securities and Exchange Commission within 120 days after the end of our fiscal year ended December 31, 2023.

**ITEM 15 – *Exhibit and Financial Statement Schedules***

      (a)   Financial Statements, Financial Statement Schedules, and Exhibits

      (1)   Consolidated Financial Statements: See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

      (2)   Financial Statement Schedules:

Any supplemental information we are required to file with respect to our property and casualty insurance operations is included in Part II, Item 8 of this Form 10-K or is not applicable.

      (3)   Exhibits: See the exhibit listing set forth below:

The following documents are filed as part of this report:

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 3.1 | Articles of Incorporation, with amendments. Incorporated by reference to the correspondingly numbered exhibit to our Form 10-Q filed August 7, 2013. |
| 3.1.1 | Articles of Amendment to Articles of Incorporation designating the rights, preferences and limitations of Series B Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.1 to our Form 8-K filed October 18, 2013. |
| 3.1.2 | Articles of Amendment to Articles of Incorporation cancelling the rights, preferences and limitations of Series B Junior Participating Preferred Stock. Incorporated by reference to Exhibit 3.1 to our Form 8-K filed May 15, 2020. |
| 3.2 | Bylaws, with amendments. Incorporated by reference to the correspondingly numbered exhibit to our Form 8-K filed September 13, 2019. |
| 4.1 | Form of common stock certificate. Incorporated by reference to the correspondingly numbered exhibit to our Form 10-Q filed November 7, 2013. |
| 4.2 | Common Stock Purchase Warrant, dated February 26, 2021, issued by HCI Group, Inc. to CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.1 of our Form 8-K filed March 1, 2021. |
| 4.3 | Indenture, dated May 23, 2022, by and between HCI Group, Inc. and The Bank of New York Mellon Trust Company, N.A. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2022. |
| 4.6 | Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934, as amended. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 12, 2021. |
| 4.9 | See Exhibits 3.1, 3.1.1, 3.1.2 and 3.2 of this report for provisions of the Articles of Incorporation, as amended, and our Bylaws, as amended, defining certain rights of security holders. |
| 4.10 | Indenture, dated March 3, 2017, between HCI Group, Inc. and The Bank of New York Mellon Trust Company, N.A. Incorporated by reference to Exhibit 4.1 of our Form 8-K filed March 3, 2017. |
| 4.11 | Form of Global 4.25% Convertible Senior Note due 2037 (included in Exhibit 4.1). Incorporated by reference to Exhibit 4.1 of our Form 8-K filed March 3, 2017. |
| 10.1 | Preferred Stock Purchase Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., HCI Group, Inc., and CB Snowbird Holdings, L.P. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.2 | Amended and Restated Articles of Incorporation of TypTap Insurance Group, Inc. filed February 26, 2021. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021. |
| 10.3 | Shareholders Agreement, dated February 26, 2021, among TypTap Insurance Group, Inc., CB Snowbird Holdings, L.P., HCI Group, Inc., and the other shareholders party thereto. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021. |
| 10.4 | Parent Guaranty Agreement, dated February 26, 2021, between HCI Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to the corresponding numbered exhibit to our Form 8-K filed March 1, 2021. |
| 10.5** | HCI Group, Inc. 2012 Omnibus Incentive Plan as revised April 26, 2022. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed May 6, 2022. |
| 10.7** | Executive Employment Agreement dated November 23, 2016 between Mark Harmsworth and HCI Group, Inc. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 3, 2017. |
| 10.8 | Multi-Year Working Layer Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.131 to our Form 10-Q filed August 9, 2022. |
| 10.9 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.132 to our Form 10-Q filed August 9, 2022. |
| 10.10 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.133 to our Form 10-Q filed August 9, 2022. |
| 10.11 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.134 to our Form 10-Q filed August 9, 2022. |
| 10.12 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.135 to our Form 10-Q filed August 9, 2022. |
| 10.13 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2022 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.136 to our Form 10-Q filed August 9, 2022. |
| 10.14 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2022 issued to TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.137 to our Form 10-Q filed August 9, 2022. |

| EXHIBIT<br>NUMBER | DESCRIPTION |
|---|---|
| 10.15 | Non-Florida Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.138 to our Form 10-Q filed August 9, 2022. |
| 10.16 | Non-Florida Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.139 to our Form 10-Q filed August 9, 2022. |
| 10.17 | Sixth Layer Non-Florida Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.140 to our Form 10-Q filed August 9, 2022. |
| 10.18 | Non-Florida Reinstatement Premium Protection Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.141 to our Form 10-Q filed August 9, 2022. |
| 10.19 | Non-Florida Reinstatement Premium Protection Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.142 to our Form 10-Q filed August 9, 2022. |
| 10.20 | Flood Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.143 to our Form 10-Q filed August 9, 2022. |
| 10.21 | Property Catastrophe Shared Multi-Region Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.144 to our Form 10-Q filed August 9, 2022. |
| 10.22 | Top Layer Flood/Wind Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2022 issued to Homeowners Choice Property & Casualty Insurance Company, Inc. and TypTap Insurance Company by subscribing reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to Exhibit 10.145 to our Form 10-Q filed August 9, 2022. |
| 10.23 | Reimbursement Contract effective June 1, 2022 between TypTap Insurance Company and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to Exhibit 10.146 to our Form 10-Q filed August 9, 2022. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.24 | Reimbursement Contract effective June 1, 2022 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to Exhibit 10.147 to our Form 10-Q filed August 9, 2022. |
| 10.25 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.26 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.27 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.28 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.29 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.30 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.31 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.32 | Reinstatement Premium Protection Reinsurance Contract effective June 1, 2023 issued to TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.33 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.34 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.35 | Property Catastrophe Excess of Loss Reinsurance Contract effective June 1, 2023 issued to Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company by Subscribing Reinsurers. Portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.36 | Reimbursement Contract effective June 1, 2023 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.37 | Reimbursement Contract effective June 1, 2023 between TypTap Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Florida Hurricane Catastrophe Fund. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.38 | RAP Reimbursement Contract effective June 1, 2023 between Homeowners Choice Property & Casualty Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Reinsurance to Assist Policyholders Program ("RAP Program"). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.39 | RAP Reimbursement Contract effective June 1, 2023 between TypTap Insurance Company, Inc. and the State Board of Administration of the State of Florida which administers the Reinsurance to Assist Policyholders Program ("RAP Program"). Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.40 | Equity Distribution Agreement between HCI Group, Inc., Truist Securities, Inc. and Citizens JMP Securities, LLC. Incorporated by reference to Exhibit 1.2 of our Form S-3 filed January 22, 2024. |
| 10.41 | Amended and Restated Common Stock Purchase Warrant between HCI Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.17 of our Form S-3 filed January 22, 2024. |
| 10.42 | Registration Rights Agreement between HCI Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.18 of our Form S-3 filed January 22, 2024. |
| 10.43 | Stock Redemption Agreement between TypTap Insurance Group, Inc. and CB Snowbird Holdings, L.P. Incorporated by reference to Exhibit 4.19 of our Form S-3 filed January 22, 2024. |
| 10.44 | Assumption Agreement between Homeowners Choice Property & Casualty Insurance Company, Inc. and Citizens Property Insurance Corporation. Incorporated by reference to Exhibit 99.1 of our Form 8-K filed October 2, 2023. |
| 10.45 | Assumption Agreement between TypTap Insurance Company and Citizens Property Insurance Corporation. Incorporated by reference to Exhibit 99.1 of our Form 8-K filed November 6, 2023. |
| 10.48** | TypTap Insurance Group, Inc. 2021 Equity Incentive Plan. Incorporated by reference to Exhibit 10.5 of our Form 8-K filed March 1, 2021. |
| 10.49** | Form of Restricted Stock Award Agreement of TypTap Insurance Group, Inc. Incorporated by reference to Exhibit 10.6 of our Form 8-K filed March 1, 2021. |
| 10.51** | Stock Option Agreement between Paresh Patel and TypTap Insurance Group, Inc. dated October 1, 2021. Incorporated by reference to Exhibit 99.1 to our Form 8-K filed October 7, 2021. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.52** | TypTap Insurance Group, Inc. 2021 Omnibus Incentive Plan. Incorporated by reference to Exhibit 99.2 of our Form 8-K filed October 7, 2021. |
| 10.53 | Purchase Agreement, dated May 18, 2022, by and among HCI Group, Inc., JMP Securities LLC and Truist Securities, Inc., as representatives of the several purchasers named therein. Incorporated by reference to Exhibit 10.1 of our Form 8-K filed May 23, 2022. |
| 10.54 | Stock Option Agreement between Paresh Patel and HCI Group, Inc. dated September 15, 2023. |
| 10.57** | Form of executive restricted stock award contract. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed May 1, 2014. |
| 10.58 | Purchase Agreement, dated February 28, 2017, by and between HCI Group, Inc. and JMP Securities LLC and SunTrust Robinson Humphrey, Inc., as representatives of the several initial purchasers named therein. Incorporated by reference to Exhibit 10.1 of our Form 8-K filed February 28, 2017. |
| 10.62 | Amended and Restated Credit Agreement, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2023. |
| 10.63 | Security and Pledge Agreement and Revolving Credit Promissory Note, dated June 2, 2023, between HCI Group, Inc. and Fifth Third Bank. Incorporated by reference to Exhibits 99.2, and 99.3 to our Form 8-K filed June 8, 2023. |
| 10.64 | Second Amended and Restated Credit Agreement, Second Amended and Restated Security and Pledge Agreement, and Renewed, Amended and Restated Revolving Credit Promissory Note, dated November 3, 2023, between HCI Group, Inc. and Fifth Third Bank. Incorporated by reference to Exhibits 99.1, 99.2, and 99.3 to our Form 8-K filed November 9, 2023. |
| 10.65 | Underwriting Agreement, dated December 6, 2023, by and between HCI Group, Inc. and Citizens JMP Securities, LLC. Incorporated by reference to Exhibit 1.1 to our Form 8-K filed December 7, 2023. |
| 10.105** | Restricted Stock Award Contract between Paresh Patel and HCI Group, Inc. dated January 16, 2020. Incorporated by reference to Exhibit 99.1 to our Form 8-K filed January 23, 2020. |
| 10.106** | Nonqualified Stock Option Agreement between Paresh Patel and HCI Group, Inc. dated January 16, 2020. Incorporated by reference to Exhibit 99.2 to our Form 8-K filed January 23, 2020. |
| 10.124 | Property Quota Share Reinsurance Contract effective December 31, 2020 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022. |
| 10.125 | Renewal Rights Agreement effective January 18, 2021 by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C. and Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022. |
| 10.126 | Property Quota Share Reinsurance Contract effective June 1, 2021 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company and TypTap Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022. |

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 10.127 | Renewal Rights Agreement effective December 30, 2021 by and among United Property and Casualty Insurance Company, United Insurance Holdings Corp., United Insurance Management, L.C. and Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022. |
| 10.128 | Property Quota Share Reinsurance Contract effective December 31, 2021 issued to United Property and Casualty Insurance Company by Homeowners Choice Property & Casualty Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-K filed March 10, 2022. |
| 10.129 | Property Quota Share Reinsurance Contract effective June 1, 2022 issued to United Property and Casualty Insurance Company by TypTap Insurance Company. Incorporated by reference to the corresponding numbered exhibit to our Form 10-Q filed August 9, 2022. |
| 14 | Code of Conduct of HCI Group, Inc. Incorporated by reference to the correspondingly numbered exhibit to our Form 10-Q filed August 7, 2013. |
| 21 | Subsidiaries of HCI Group, Inc. |
| 23.1 | Consent of FORVIS, LLP. |
| 31.1 | Certification of the Chief Executive Officer |
| 31.2 | Certification of the Chief Financial Officer |
| 32.1 | Written Statement of the Chief Executive Officer Pursuant to 18 U.S.C.ss.1350 |
| 32.2 | Written Statement of the Chief Financial Officer Pursuant to 18 U.S.C.ss.1350 |
| 97** | HCI Group, Inc. Clawback Policy |
| 101.INS | Inline XBRL Instance Document. |
| 101.SCH | Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document) |

** Management contract or compensatory plan.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HCI GROUP, INC.

March 8, 2024      By /s/ Paresh Patel

       Paresh Patel, Chief Executive Officer and
Chairman of The Board of Directors
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 8, 2024      By /s/ Paresh Patel

       Paresh Patel, Chief Executive Officer and
Chairman of The Board of Directors (Principal
Executive Officer)

March 8, 2024      By /s/ James Mark Harmsworth

       James Mark Harmsworth,
Chief Financial Officer
(Principal Financial and Accounting Officer)

March 8, 2024      By /s/ Karin Coleman

       Karin Coleman, Chief Operating Officer and
Director

March 8, 2024      By /s/ Wayne Burks

       Wayne Burks, Director

March 8, 2024      By /s/ Sanjay Madhu

       Sanjay Madhu, Director

March 8, 2024      By /s/ Gregory Politis

       Gregory Politis, Director

March 8, 2024      By /s/ Peter Politis

       Peter Politis, Director

March 8, 2024      By /s/ Anthony Saravanos

       Anthony Saravanos, Director

March 8, 2024      By /s/ Lauren Valiente

       Lauren Valiente, Director

March 8, 2024      By /s/ Susan Watts

       Susan Watts, Director

A signed original of this document has been provided to HCI Group, Inc. and will be retained by HCI Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

# Executive Officers & Directors

**Paresh Patel**
Chairman of the Board of Directors
Chief Executive Officer

**Karin Coleman**
Director
Chief Operating Officer
President, Homeowners Choice

**Mark Harmsworth**
Chief Financial Officer

**Andrew Graham**
Vice President and General Counsel, Secretary

**Anthony Saravanos**
Director
President, Greenleaf Capital

**Gregory Politis**
Lead Independent Director
President of Xenia Management LLC, a real estate portfolio
management company

**Wayne Burks**
Director
Retired; former Chief Financial Officer and Director of Romark LC,
a multinational biopharmaceutical company

**Eric Hoffman**
Senior Managing Director at Centerbridge, a private investment
management firm

**Jay Madhu**
Director
Chairman & Chief Executive Officer of Oxbridge Re Holding
Limited, a reinsurance company

**Sue Watts**
Director
President of Sapience Analytics Corporation,
an advanced workforce analytics firm

**Peter Politis**
Director
Vice President, General Counsel, and Principal at Xenia
Management Corporation, a real estate portfolio management
company

**Lauren Valiente**
Director
Lawyer; Of Counsel to Foley & Lardner LLP

# Investor Information

### Form 10-K and Investor Inquiries
Direct all inquiries for investor relations
information, including requests for
copies of the company's Form 10-K and
other reports filed with the SEC to:

Investor Relations
William Broomall, CFA
HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, FL 33619
Tel (813) 776-1012
Fax (813) 865-0170
wbroomall@typtap.com

### Headquarters Location
HCI Group, Inc.
3802 Coconut Palm Drive
Tampa, FL 33619
Tel (813) 849-9500

### Annual Stockholders Meeting
The annual meeting will be held on
June 8, 2023, 3:00 p.m. ET at the
company's Tampa offices:
3802 Coconut Palm Drive
Tampa, FL 33619

### Registrar and Transfer Agent
Equiniti Trust Company, LLC
Attn: Shareholder Services
P.O. Box 500
Newark, NJ 07101
Tel (800) 937-5449



### Stock Information
The company's common shares trade on
the New York Stock Exchange under the
ticker symbol "HCI" and are included in the
Russell 2000 Index and the S&P SmallCap
600 Index. For more information about HCI
Group, visit www.hcigroup.com.

# Important Cautions Regarding Forward-Looking Statements

This report may include certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995.
Words such as "anticipate," "estimate," "expect," "intend," "plan," "confident," "prospects" and "project" and other similar words and
expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results
and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in the
company's filings with the Securities and Exchange Commission. Should any risks or uncertainties develop into actual events,
these developments could have material adverse effects on the company's business, financial condition and results of operations.
HCI Group, Inc. disclaims all obligations to update any forward-looking statements.





NYSE
HCI
Knight
HCI
NYSE
PIONEER
Rockwood
ASHLAND
Vringo
HCI
Knight
HCI

Homeowners Choice™

TypTap™

EXZEO™

HCI™

HCI Group, Inc.

GREENLEAF CAPITAL™

CLADDAUGH™
CASUALTY INSURANCE COMPANY LTD

NYSE EURONEXT

NYSE: HCI

3802 Coconut Palm Drive • Tampa, Florida 33619
Phone: (813) 849-9500 • www.hcigroup.com • contactus@hcigroup.com